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As filed with the Securities and Exchange Commission on April 18, 2001

Registration No. 333-51718

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4
to
FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

AQUILA, INC.
(Exact name of registrant as specified in its charter)

Delaware	4939	47-0683480
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1100 Walnut, Suite 3300
Kansas City, Missouri 64106
(816) 527-1000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey D. Ayers
General Counsel and Corporate Secretary
Aquila, Inc.
1100 Walnut, Suite 3300
Kansas City, Missouri 64106
(816) 527-1000

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Jeffrey T. Haughey	Robert W. Mullen, Jr.
Blackwell Sanders Peper Martin LLP	Milbank, Tweed, Hadley & McCloy LLP
Two Pershing Square	1 Chase Manhattan Plaza
2300 Main Street, Suite 1000	New York, New York 10005
Kansas City, Missouri 64108	(212) 530-5000
(816) 983-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Class A Common Stock, par value $0.01 per share	18,975,000	$23.00	$436,425,000	$109,107(3)

(1)
Includes 2,475,000 shares to be sold upon exercise of the underwriters' over-allotment option. See "Underwriting."

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.

(3)
Previously paid.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

    This Registration Statement contains two forms of prospectus: a U.S. prospectus that will be used in connection with the offering in the United States and Canada and an international prospectus that will be used in connection with the offering outside the United States and Canada. The U.S. prospectus and the international prospectus will be identical in all respects except that they will contain different front and back cover pages. The U.S. prospectus is included herein and is followed by those pages to be used in the international prospectus which differ from those in the U.S. prospectus. Each of the pages for the international prospectus included herein has been labeled "Alternate Page for International Prospectus".

    If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the prospectuses in the forms in which they are used after the Registration Statement becomes effective will be filed with the Securities and Exchange Commission.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 18, 2001

PROSPECTUS

16,500,000 Shares

AQUILA

Common Stock

This is the initial public offering of shares of common stock of Aquila, Inc. We are offering 12,250,000 shares and UtiliCorp United Inc., our parent, is offering 4,250,000 shares. We will not receive any proceeds from the sale of common stock by UtiliCorp. 13,200,000 shares are initially being offered in the United States and Canada, and 3,300,000 shares are initially being offered outside the United States and Canada. No public market currently exists for our shares.

We currently estimate that the initial public offering price per share will be between $21.00 and $23.00. Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol "ILA."

Investing in the shares involves risks. "Risk Factors" begin on page 10.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Aquila before expenses	$	$
Proceeds to UtiliCorp before expenses	$	$

We and UtiliCorp have granted the underwriters a 30-day option to purchase up to 2,475,000 additional shares of common stock, 1,975,000 and 500,000, respectively, on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about            , 2001.

LEHMAN BROTHERS	MERRILL LYNCH & CO.

SALOMON SMITH BARNEY

CREDIT LYONNAIS SECURITIES (USA) INC.

JPMORGAN

           , 2001

Risk Management and Controls

- Established Policies and Procedures
- Risk Management Expertise
- Sophisticated Risk Management Software
- Continuous Monitoring

Risk Management and Controls
Optimized Value
Increased Profitability
Accelerated Growth
Expanded Products and Services
Shareholder Wealth Creation
Wholesale Services
Capacity Services

Wholesale Services

- Marketing and Trading
- Structured Products and Services
- Capital Services

- Global Market Reach
- Superior Market Intelligence
- Multiple Commodity Risk Merchant
- Experienced Marketing and Trading Operations

Capacity Services

- Power Generation Assets
- Natural Gas Assets
- Coal Assets

- Diversified Portfolio
- Reliable Supply
- Acquisition and Development Expertise
- Operational Expertise

Gas and power marketing
Gas transportation network controlled
Gas pipelines — owned
Gas pipelines — equity interest
Gas processing plants
Gas storage controlled
Gas storage owned
Controlled fiber
Coal terminal
Plants in operation
Plants under construction
Plants under development

    Our operations are conducted through a number of subsidiaries. As used in this prospectus, the terms "Aquila," "we," "us," or "our" means Aquila, Inc. (formerly known as Aquila Energy Corporation) and all of our subsidiaries.

    We refer to our Class A common stock as common stock in this prospectus.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

    Until     , 2001, all dealers that effect transactions in the securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    Aquila is our service mark. Service mark registration applications are pending for AquilaInsiderSM, GuaranteedBillSM, GuaranteedCapacitySM, GuaranteedGenerationSM, GuaranteedPeakingSM, GuaranteedPowerSM and GuaranteedTransmissionSM. GuaranteedWeather® is our registered service mark. All other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." Please see the glossary on page 113 for definitions of the abbreviations used in this prospectus.

Our Company

    We are a leading wholesale energy merchant that is experiencing rapid growth. We own or control a geographically diverse asset base and transportation network that includes electric power generation plants; natural gas gathering, transportation, processing and storage assets; and a coal blending, storage and loading facility. We market and trade a diverse portfolio of commodities including natural gas, electricity, weather derivatives, coal, bandwidth capacity, emission allowances and other commodities. We also offer a number of related products and services to our clients that allow them to manage risks such as price volatility or availability of supply. Our clients include both large and small regulated and unregulated public utilities, industrial companies, other large users of energy and other wholesale energy merchants. By combining our strong commercial capabilities with our geographically diverse assets and our marketing and trading expertise, we are able to maximize returns from our expanding base of energy assets and provide comprehensive energy-related solutions to our clients in North America, the United Kingdom and continental Europe.

    The wholesale natural gas and electric industries have deregulated from systems where government agencies established energy prices to provide assured rates of return to a competitive marketplace. We have experienced substantial growth by aggressively pursuing a strategy that capitalizes on the new competitive environment and opportunities that have resulted, such as the ability to market and trade natural gas and power at a profit between different markets in the United States. Our opportunities to profitably trade power and natural gas are enhanced by our control of related physical assets that we optimize using information gathered during our marketing and trading activities. We also believe we can apply our skills developed in our merchant energy businesses to other commodities and developing marketplaces such as bandwidth capacity in the telecommunications sector. We have already begun such initiatives and believe they will be important drivers of our future growth.

    We expect additional growth from our continued development of new products to meet our clients' needs. Recent examples of our product innovations include our GuaranteedWeather® and GuaranteedGenerationSM products, both of which enable clients to manage risks associated with their businesses that are generally beyond their control (e.g., being able to purchase electricity at a fixed price on days when the temperature reaches a target level). Like GuaranteedWeather®, many of our products and services are value-added to clients outside of the energy sector. We believe our ability to develop new products and to be among the first to enter into new markets provides us with an advantage over many of our competitors.

    We operate our energy assets, our marketing and trading activities and our risk management expertise as an integrated business, which we believe enables us to capitalize on new growth opportunities. Our wholesale commodity marketing and trading skills add value to our energy assets by providing national market access, market intelligence, risk management opportunities, opportunities to capture price differences between markets (generally referred to as arbitrage), and fuel management, procurement and transmission expertise for inputs (natural gas and coal) and outputs (power). Our asset base adds value to our wholesale marketing and trading franchise by providing a source of reliable power and natural gas supplies and an enhanced ability to structure sophisticated risk management products and services for our clients.

    Our sales increased from $3 billion for the year ended December 31, 1996 to $26 billion during the year ended December 31, 2000, representing a compound annual growth rate of 78%. Our net income grew from $45 million to $98 million during the same period, representing a compound annual growth rate of 22%.

    We conduct our business through two interconnected and complementary business groups: Wholesale Services and Capacity Services.

    Wholesale Services:  We provide commodity risk management services focusing on the energy industry. The recent volatility in the natural gas and power markets has increased the demand for our risk management products and services and has enhanced our ability to capture arbitrage opportunities. For the twelve months ended December 31, 2000, according to statistics published by Natural Gas Week, we were one of the top five wholesale marketers of power and gas on a combined basis in North America, and we have a growing presence in the United Kingdom and continental Europe. During 2000, we marketed approximately 12.0 Bcf/d of natural gas, 189.9 MMWhs of power and 18.3 million tons of coal and related products worldwide. In addition, we buy and sell NGLs, crude oil, refined products and rights to emit pollutants into the environment (generally referred to as emission allowances). We also offer structured financial products to our clients by combining financing with innovative energy products and services, and we engage in e-commerce marketing and trading efforts.

    Capacity Services:  We own, operate and contractually control significant electric power generation assets; natural gas gathering, transportation, processing and storage assets; and a coal blending, storage and loading facility. We have approximately 4,100 MW of electric power generation capacity owned, controlled or under development. In addition, we own or have an interest in 13 natural gas gathering systems, 1.6 Bcf/d of natural gas transportation capacity, 30,000 Bbls/d of natural gas processing capacity, 41.5 Bcf of net working natural gas storage capacity and a coal terminal facility capable of moving 5 million tons of coal annually. Our energy assets complement our wholesale marketing and trading businesses by providing natural gas and coal supplies, a source of reliable power supply and an enhanced ability to structure innovative products and services. Our strategy includes diversifying our capacity assets into various regions to balance our portfolio geographically and to reduce our concentration risk. In part due to our ability to generate enhanced returns with our commercial capability, in the future we expect to significantly grow our asset base via both acquisitions and development.

Market Opportunities and Challenges

    The ongoing restructuring and deregulation of the gas, electricity and telecommunications industries in the United States, the United Kingdom and continental Europe continue to create significant growth opportunities and challenges for companies like us. As regulated utilities continue to unbundle their generation, transmission and distribution services, we expect to continue capitalizing on opportunities to create value.

    During the late 1980s and early 1990s, we took advantage of changes caused by deregulation of wholesale natural gas markets, creating one of the largest and most profitable wholesale gas marketing franchises in the U.S. natural gas industry. Over the last three years, we have focused on capturing similar opportunities afforded by the deregulation and restructuring of the U.S. wholesale power industry. As the wholesale natural gas and power markets continue to deregulate, unbundle and converge, we believe that our commercial expertise, risk management capabilities and products and control of selected assets in both commodities position us to capture value in a wide range of energy-related activities.

  •
  Expand as the wholesale market continues to deregulate

    The competitive electric generation market significantly favors low cost generation technologies such as natural gas-fired combustion turbines. In addition, natural gas continues to be the most cost-effective fuel source that meets increasingly stringent clean-air requirements. In most regions of the U.S., the incremental or peaking sources of electricity are almost all gas-fired. Consequently, there has been increased demand for natural gas used in power generation and the wholesale natural gas and power commodity markets are increasingly interrelated. This relationship creates significant opportunities for us to capture price differentials in the different markets because we are a top marketer and trader of both natural gas and power and own and control strategic gas and power assets. Our challenge is to profitably maximize our opportunities by constantly fine tuning our sophisticated risk management systems.

  •
  Expansion of our risk management business

    The ongoing power industry restructuring caused by industry trends and regulatory initiatives is transforming traditional vertically integrated, price-regulated markets into highly competitive, highly volatile markets and thus creating uncertainty for many companies with respect to their energy supplies and costs. This transformation provides opportunities for us to sell these companies energy and energy-related products that allow them to reduce their risks related to the production and delivery of energy commodities. We believe the move towards competitive wholesale marketplaces will increase in the U.S. and abroad and will provide substantial opportunities for us to continue to grow our risk management business.

  •
  Deregulation in Europe

    We believe that many of the trends currently impacting the U.S. energy market will spread to continental Europe. Over the next three years, we expect that the energy markets in Europe will become increasingly competitive as they transition from being dominated by regulated, often state-owned, monopolies to open markets. Based on our strong position in gas and power in the U.S. and our existing operations in Europe, we believe we are well-positioned to take advantage of these trends in Europe by offering similar products and services as in the United States. Expansion abroad, however, will also expose us to additional risks related to operations in foreign countries.

  •
  Expand into telecommunications

    Deregulation created by the Telecommunications Act of 1996, technological innovation and the impact of the Internet are creating substantial market opportunities in the communications industry. The industry is developing a standard contract to buy and sell bandwidth capacity and the ability to interconnect and switch different bandwith capacity carriers at neutral sites. We believe that these developments will facilitate a robust commodity trading market for bandwidth capacity. Further, we believe bandwidth capacity has very similar characteristics to energy commodities in that it is transmitted over sophisticated networks, has limited storage capabilities, has no effective substitute and has a high value in daily life. Because of these similarities, we expect to have opportunities to participate in this emerging market by applying our skills developed in the merchant energy business to marketing and trading bandwidth capacity as well as creating risk management products around this commodity to meet our clients' needs. We believe the potential for this business is very large, possibly exceeding the size of our current combined energy merchant activity.

    Please refer to the section entitled "Risk Factors" in this prospectus for a discussion of other challenges we face.

Our Strategy

    We fully intend to aggressively pursue profitable opportunities created by the unbundling and restructuring initiatives in the wholesale commodity markets, including the natural gas, power and bandwidth capacity markets, by leveraging our growing asset base and commodity merchant skills in these emerging markets.

    We plan to implement this strategy by:

  •
  Leveraging our wholesale commodity marketing and trading business by expanding our wholesale energy asset portfolio

    We will continue to seek opportunities to grow our asset base by acquiring existing energy assets (e.g., our recent acquisition of GPU International), developing energy assets and entering into contractual arrangements with third parties. Expanding our asset base will allow us to increase the depth of liquidity of our marketing and trading operations and will enhance our ability to structure innovative products and services for our clients. We believe our ability to grow our wholesale asset base will be enhanced as a public company as we will have significantly expanded financing alternatives.

  •
  Expanding our existing portfolio of sophisticated risk management products and services

    Creating and packaging together sophisticated risk management products affords us the opportunity to sell innovative risk management tools that our clients can use to hedge their energy costs and effectively deal with other risks created by the increasingly volatile energy markets. Recent examples of our risk management products include GuaranteedPeakingSM, GuaranteedWeather®, GuaranteedBillSM and other weather-to-commodity related products.

  •
  Capitalizing on opportunities in Europe by leveraging our knowledge base obtained from our involvement in the North American natural gas and power markets

    We have a proven track record in the United States for being an early entrant into deregulating markets by utilizing proven business models and practices. We intend to capitalize on the current deregulation and restructuring of the European energy market by expanding our European marketing and trading business, introducing our sophisticated risk management products to the European market and strategically acquiring unregulated energy assets. We believe our existing European operations are well positioned to grow as deregulation accelerates in Europe.

  •
  Leveraging our significant market presence in the power and natural gas markets into bandwidth capacity trading and other commodities

    In 1995, we successfully leveraged our skills in natural gas marketing and trading to build a highly successful power marketing and trading business. Similarly, we have recently created our bandwidth capacity trading initiative. We are working with industry participants in developing standardized terms and conditions to allow for efficient commodity trading of bandwidth capacity. We expect our initial bandwidth capacity products and services will be similar to our current merchant energy offerings. Our longer term plan includes owning and controlling regional communication assets that would complement our bandwidth capacity trading initiative. We also intend to continue to leverage our existing infrastructure into other commodities to enhance our growth.

  •
  Continuing to grow our complementary financial and capital services business

    We commit funds via structured financial products to clients throughout the energy convergence chain, including independent oil and gas producers, independent power generators, energy asset owners, municipalities and developers. We target clients who are looking for innovative ways to obtain financing through commodity transaction bundling. We have committed approximately $500 million to clients in the oil and gas exploration and production industry in the form of asset-based loans. We also fund gas production by pre-paying for deliveries at a discounted rate. On the opposite side of this activity, clients pre-pay for long-term gas delivery. To date, we have received approximately $1 billion of capital from these transactions. The ability to provide capital to customers generates increased trading and risk management origination opportunities.

  •
  Pursuing and implementing Internet and e-commerce applications

    We believe that the Internet will increasingly become an important part of the energy sector as it reduces costs and becomes an efficient alternative to traditional methods of transacting business. To capitalize on this opportunity, we are an equity participant in the IntercontinentalExchange, an Internet trading platform for over-the-counter trading of energy products and precious metals. We have also established a web-based auction platform in which multiple energy suppliers can compete for energy contracts. We intend to pursue other similar endeavors to take advantage of business opportunities provided by the Internet.

Recent Developments

    On April 10, 2000, UtiliCorp announced its expected earnings for the first quarter of 2001. In that announcement, it reported that our business continued its strong performance from the fourth quarter of 2000 and that we had significant growth in earnings before interest and taxes as compared to the first quarter of 2000.

    On March 15, 2001, we signed an agreement to purchase ten turbines from General Electric. In the past twelve months, we have ordered a total of 21 turbines. We expect to use these newly ordered turbines, each capable of producing 85 MW of power, in simple-cycle facilities and expect that many will be used in projects in the Midwest.

    On February 27, 2001, we signed an agreement with Global Crossing Ltd., giving us control over 15,000 miles of fiber-optic capacity covering significant portions of the U.S. market. We believe that control of this capacity will enhance and support our bandwidth capacity marketing and trading initiatives.

    On December 22, 2000, we acquired GPU International Inc., a wholly owned subsidiary of GPU, Inc., for $225 million. Through this transaction, we acquired interests in six independent U.S.-based generating plants giving us control over approximately 500 MW of capacity.

    On October 25, 2000, we announced a 15-year agreement with Elwood Energy, LLC, a joint venture between subsidiaries of Peoples Energy Corporation and Dominion Resources Inc., for the output of Elwood's Phase II expansion of its natural gas-fired peaking facility. The agreement provides us with approximately 600 MW of the total 750 MW of additional output from the expansion, which we expect to become operational in the summer of 2001.

    On October 20, 2000, we announced a 20-year contract with Cleco Corporation and Calpine Corporation for 580 MW of output from the Acadia Power Plant currently under construction in Acadia Parish, Louisiana. The combined-cycle plant, which we expect to be operational in July 2002, is jointly owned by Cleco and Calpine. Under a contractual agreement, we will supply the natural gas necessary to generate the 580 MW of electricity generated by the plant and will own and market the power produced.

Our Relationship with UtiliCorp

    We are currently a wholly owned subsidiary of UtiliCorp. Upon the completion of this offering, UtiliCorp will own 100% of our outstanding Class B common stock, which entitles the holder to ten votes per share. As a result, UtiliCorp will hold approximately 98% of the combined voting power of our outstanding capital stock. UtiliCorp has announced that, within twelve months after the completion of this offering, it currently plans to distribute all of its shares of our capital stock to the holders of UtiliCorp common stock in a tax-free transaction.

    Prior to the completion of this offering, we will enter into agreements with UtiliCorp related to the separation of our businesses from UtiliCorp. These separation agreements will provide for the transfer of assets and liabilities relating to our businesses. These agreements will also govern interim relationships with UtiliCorp, including various interim services UtiliCorp will provide to us.

    We believe that we will realize certain benefits from our complete separation from UtiliCorp, including the following: increased capital financing flexibility, enhanced strategic focus, increased speed and responsiveness, a more targeted investment for stockholders and more targeted incentives for management and employees.

    Aquila, Inc. was incorporated in Missouri in 1986 and was merged into a Delaware corporation in 1996. Aquila is a wholly owned subsidiary of UtiliCorp. Our executive offices are located at 1100 Walnut Street, Suite 3300, Kansas City, Missouri 64106, and our telephone number is (816) 527-1000. Our website is www.aquila.com. We do not intend for the information found on our website to be a part of this prospectus.

The Offering

Common stock offered by Aquila	12,250,000 shares
Common stock offered by UtiliCorp	4,250,000 shares
Common stock outstanding after this offering	16,500,000 shares
Class B common stock owned by UtiliCorp after this offering	81,525,000 shares
Total capital stock outstanding after this offering	98,025,000 shares (1)
Use of proceeds	We intend to use the net proceeds that we will receive to repay intercompany indebtedness owed by us to UtiliCorp and for working capital and general corporate purposes. We will not receive any proceeds from the common stock sold by UtiliCorp.
Voting rights:
Common stock	One vote per share
Class B common stock	Ten votes per share
Other common stock provisions	Apart from the different voting rights, shares of common stock and shares of Class B common stock generally have identical rights and privileges.
Proposed NYSE symbol	"ILA"
Dividend policy	We do not intend to declare any cash dividends on our capital stock in the foreseeable future.

(1)
The number of shares of capital stock outstanding after this offering does not include shares available for issuance upon the exercise of options that have been or may be granted in the future under the Aquila, Inc. 2001 Omnibus Incentive Compensation Plan.

    Unless otherwise indicated, all information in this prospectus assumes that:

  •
  The over-allotment option granted to the underwriters is not exercised;

  •
  We have completed a recapitalization pursuant to which each share of common stock outstanding prior to this offering is converted into 85,775 shares of Class B Common Stock; and

  •
  We have issued 12,250,000 new shares of common stock in this offering, and UtiliCorp has sold 4,250,000 shares of Class B common stock, which shares will automatically convert on a one-for-one basis into common stock upon sale in this offering.

    The financial information presented in this prospectus includes financial information for (1) Aquila, Inc. and its subsidiaries; (2) Aquila Energy U.K., Inc. and (3) Aquila Canada Corp.

Summary Combined Financial Data

(Dollars in millions, except per share data and other operating data)

    The following table summarizes the financial data of our business. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this prospectus.

    Pro forma balance sheet amounts give effect to our sale of 12,250,000 shares of common stock in this offering at an assumed initial public offering price of $22.00 and the application of the proceeds from this offering.

	Years Ended December 31,
	1996(1)	1997(2)	1998(3)	1999(4)	2000(5)
Income Statement Data:
Sales	$2,623	$6,958	$10,691	$16,653	$26,478
Cost of sales	2,437	6,758	10,493	16,401	25,900
Equity in earnings of investments	45	21	22	19	18

Gross profit	231	221	220	271	596
Operating expenses	96	107	127	168	379
Depreciation expense	28	30	31	36	49
Other (income) expense	8	24	15	(16)	(26)

Earnings before interest and taxes (EBIT)(6)	99	60	47	83	194
Interest expense	20	16	21	21	16
Provision in lieu of income taxes	34	19	10	25	80

Net income	$45	$25	$16	$37	$98

Earnings Per Share Information:
Basic earnings per share	$.52	$.29	$.18	$.43	$1.14

Diluted earnings per share	$.52	$.29	$.18	$.43	$1.14

Statement of Cash Flows Data:
Cash flows from operating activities	$60	$201	$55	$316	$722
Cash flows (used in) from investing activities	(182)	(20)	(50)	(415)	(435)
Cash flows (used in) from financing activities	154	(225)	(6)	74	(284)
Other Operating Data:
EBITDA(7)	$127	$90	$78	$119	$243
Wholesale power sales (MMWhs)	6.5	65.3	121.2	236.5	189.9
Natural gas sales (Bcf/d)	2.6	6.2	9.3	10.5	12.0
	As of December 31, 2000
	Actual	Pro Forma
Balance Sheet Data:
Current assets	$5,686	$5,889
Property, plant and equipment, net	559	559
Investments in subsidiaries and partnerships	346	346
Total assets	7,825	8,028
Current liabilities	6,097	6,097
Long-term debt, net	60	13
Stockholders' equity	255	505

(1)
In April 1996, one of our partnerships entered into a long-term lease arrangement with a third party and recorded the transaction as a sale at the partnership level. This sale resulted in a gain that was reflected as additional equity earnings of $21 million.

(2)
In 1997, we recorded the following items:

•
A $14 million provision for the impairment of royalty interests; and

•
A $5 million reserve for unfavorable gas supply contracts in the United Kingdom.

(3)
In 1998, we recorded a $7 million provision for the impairment of an investment in an independent power project and partnership.

(4)
In 1999, we recorded a gain of $5 million related to the sale of software assets.

(5)
In 2000, we recorded an $8 million provision for the impairment of underperforming pipeline assets and a $3 million provision related to our investments in retail assets in the United Kingdom.

(6)
"EBIT" is earnings before interest and taxes. EBIT shown here is the same as the EBIT shown in our financial statements.

(7)
Earnings before interest, taxes, depreciation and amortization, or "EBITDA," is presented because we believe it is a useful measure of our ability to service our debt and to fund capital expenditures. It is not a measure of operating results, but is derived from our combined financial statements, and is not presented in our combined financial statements. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or "GAAP," in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, EBITDA may not be comparable with other companies' EBITDA due to different ways companies define EBITDA. We define EBITDA by simply taking EBIT as presented in our financial statements and adding back depreciation and amortization expense also as reflected in our financial statements.

RISK FACTORS

    You should carefully consider the risks described below before buying shares in this offering. You should also refer to other information contained in this prospectus, including our financial statements and related notes.

Risks Related To Our Wholesale Services Business Segment

We are exposed to market risk and may incur losses from our marketing and trading operations.

    Our trading portfolios consist of contracts to buy and sell commodities, including contracts for natural gas, electricity, weather derivatives, coal, emissions allowances and other commodities that are settled by the delivery of the commodity or cash. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities.

    In the past, certain marketing and trading companies have experienced severe financial problems due to price volatility in the energy commodity markets. In certain instances this volatility has caused companies to be unable to deliver power that they had guaranteed under contract. These defaults severely and adversely impacted the financial condition of these companies and, in some cases, have resulted in losses to their trading partners.

    We have marketing and trading operations in the United Kingdom and Canada and have commenced marketing and trading operations in continental Europe by opening offices in Germany, Spain and Norway. We incur similar trading risks and market exposures in these foreign markets. As we open additional foreign offices and our trading volumes in these offices increase, we will be exposed to increased trading risks.

Our hedging procedures may not protect our sales and net income from volatility.

    To lower our financial exposure related to commodity price fluctuations, our marketing, trading and risk management operations routinely enter into contracts to hedge a portion of our purchase and sale commitments, weather derivatives and emissions positions, and inventories of electricity, natural gas, coal and other commodities. As part of this strategy, we routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. However, we do not always cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

Our risk management procedures may not prevent losses.

    Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. Our daily value-at-risk and loss limits are derived from historic price movements. If prices significantly deviate from historic prices, the limits may not protect us from significant losses. As a result of these and other factors, we cannot assure you that our risk management procedures will prevent material losses.

If we and UtiliCorp do not maintain an investment grade credit rating and a favorable credit profile, we may not be able to raise capital or grow our business.

    Currently, we have an investment grade credit rating that is independent of UtiliCorp's investment grade credit rating. Certain of our contracts require UtiliCorp or us to maintain an investment grade credit rating. Further, our ability to enter into contracts with counterparties on favorable terms depends on such counterparties viewing us as a favorable credit risk. If UtiliCorp's or our credit rating declines below investment grade or if UtiliCorp or we are viewed as a credit risk by counterparties, we will likely be obligated to provide credit enhancement to the counterparty in the form of a pledge of cash collateral, a letter of credit or other similar credit enhancement. Furthermore, our trading partners may refuse to trade with us or trade only on terms less favorable to us.

    Any of these events would likely result in increased borrowing costs, more restrictive covenants and reduced lines of credit from lenders, suppliers and counterparties, all of which would adversely affect our business and our ability to raise capital to pursue our growth strategy. We cannot assure you that we or UtiliCorp will be able to maintain an investment grade rating or a favorable credit profile.

Our sales may decrease if we are unable to gain adequate, reliable and affordable access to transmission and distribution assets.

    We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered.

    The Federal Energy Regulatory Commission, or the "FERC," has issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, some companies have failed to provide fair and equal access to their transmission systems or have not provided sufficient transmission capacity to enable other companies to transmit electric power. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives.

    In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

Risks Related to Our Capacity Services Business Segment

Our sales and results of operations may be negatively affected by volatility in the market prices of commodities that are beyond our control.

    We sell electricity, natural gas and NGLs from our power generation facilities and our pipeline gathering and processing systems into current competitive markets or on a contractual basis. The market prices for these commodities may fluctuate substantially over relatively short periods of time. Our sales and results of operations depend, in large part, upon prevailing market prices for electricity, natural gas and NGLs in our regional markets and other competitive markets. For example, we estimate that if our positions were completely unhedged as of December 31, 2000, every $1.00 change (annualized) in the price for a Mcf of natural gas would impact our EBIT by approximately $1 million, and every $0.01 change (annualized) in the price for a gallon of NGLs would impact our EBIT by approximately $1 million.

    Volatility in market prices for electricity, natural gas and NGLs results from multiple factors, including:

  •
  weather conditions;

  •
  seasonality;

  •
  supply of and demand for energy commodities;

  •
  illiquid markets;

  •
  transmission or transportation constraints or inefficiencies;

  •
  availability of competitively priced alternative energy sources;

  •
  natural gas, crude oil, refined products and coal production levels;

  •
  electric capacity;

  •
  natural disasters, wars, embargos and other catastrophic events; and

  •
  federal, state and foreign energy and environmental regulation and legislation.

    In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators and other market operators that control transmission in some of the markets in which we operate, may seek to impose or authorize other entities to impose price limitations, bidding rules and other mechanisms to address volatility in the power generation markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs.

In the future, we may not be able to secure long-term purchase agreements for our power generation facilities, and our existing power purchase agreements may not be enforceable, either of which would subject our sales to increased volatility.

    Historically, power from our generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities, including ours, with these types of long-term power purchase agreements has decreased, and it is likely that over time, most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

    Recently, some utilities have brought litigation or regulatory proceedings aimed at forcing the renegotiation or termination of power purchase agreements requiring payments to owners of generating facilities that are classified as "qualifying facilities," under the Public Utility Regulatory Policies Act of 1978, or "PURPA." Many qualifying facilities sell their electric output to utilities pursuant to long-term contracts at prices that are based upon the incremental cost that, at the time of contracting, it was estimated that it would cost the utility to generate or purchase the power from another source. In some cases, these prices are now substantially in excess of market prices. In addition, in the future, utilities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with qualifying facilities or with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease and could be subject to increased volatility.

Our efforts to gain control over additional energy assets may not be successful, which would impair our ability to execute our growth strategy.

    Our growth strategy depends, in part, on our ability to gain control over additional energy assets. We gain control over energy assets by purchasing them, developing them or entering into contracts under which we obtain the right to control the asset. We may not be able to identify attractive acquisition or development opportunities or to complete acquisitions or development projects that we undertake. In addition, we may not be able to enter into favorable contracts to control energy assets. If we are not able to gain control over additional energy assets, we will not be able to successfully execute our growth strategy. Factors that could cause our efforts to gain control over energy assets to be unsuccessful include:

  •
  a limited number of energy assets;

  •
  the applicable regulatory environment;

  •
  inability to obtain additional capital on acceptable terms;

  •
  inability to obtain combustion turbines at reasonable prices;

  •
  inability to negotiate acceptable acquisition, construction, fuel supply or other material agreements; and

  •
  inability to hire and retain qualified personnel.

If any of our major customers breaches its obligations to purchase power from us, the financial viability of some of our generating facilities may be adversely affected.

    Some of our generating facilities sell all or a significant portion of the capacity generated to one or a few customers, in some cases under long-term agreements that provide the support for any project debt used to finance the facility. As a result, if a major client fails to meet its contractual obligations, it could have a negative impact on the financial condition of that project and possibly the entire company. For example, as a result of the recent high price of electricity in California, one client has notified us that it is suspending payments for electricity from one of our generating facilities. If this suspension is extended or if other purchasers similarily suspend payments, we may be required to write-down or write-off the value of our partnership interests in California power generation assets.

If we are not successful in our construction or development of generation facilities, our profitability will be negatively impacted.

    We are currently constructing or developing power plants, and we intend to pursue additional development projects, including the expansion of some of our existing facilities, in the future. Our completion of these facilities is subject to substantial risks, including:

  •
  changes in wholesale commodity market prices;

  •
  continued demand for power in the region where the plant is constructed;

  •
  shortages and inconsistent qualities of equipment, material and labor;

  •
  work stoppages;

  •
  permitting and other regulatory matters;

  •
  unforeseen engineering problems;

  •
  environmental and geological conditions; and

  •
  unanticipated cost increases.

    Any of these factors could give rise to delays, cost overruns or the termination of the plant construction, development or expansion. Any delays could result in the loss of sales and may, in turn, adversely affect our profitability. In addition, the failure to complete construction according to specifications and cost overruns can result in liabilities, reduced plant efficiency and higher operating costs. If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated, expensive, lengthy and subject to significant uncertainties.

If we do not successfully acquire and integrate new assets into our operations, we may incur significant expenses and losses.

    Recently, we have acquired control of approximately 1,700 MW of electric generation capacity, and we intend to acquire control over additional assets, including power and natural gas assets in the future. The prices we paid, and will pay, for these assets are based on our assumptions as to the economics of operating the acquired assets and the prices at which we would be able to sell energy, capacity and other products from them. If any of the assumptions as to a given asset prove to be materially inaccurate, it could have a significant impact on the financial performance of that asset and possibly on our entire company. In addition, we may sell some of our assets depending on future market conditions. If we are unable to sell those assets on favorable terms, we could incur material losses on these investments.

    We may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired or developed assets in a competitive environment. Our ability to successfully integrate acquired assets into our operations will depend on, among other things, the adequacy of our implementation plans and the ability to achieve desired operating efficiencies. We will experience increased costs and losses on our investments if we are unable to successfully integrate new assets into our operations.

Changes in technology may impair the value of our power plants and natural gas assets and may significantly impact our business in other ways as well.

    Research and development activities are ongoing to improve the efficiency of power generation facilities, including the development of more efficient turbines. It is possible that advances in power generation technologies will reduce the cost of electricity produced from these more efficient technologies to a level that renders our current assets unprofitable. In addition, electricity and natural gas demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of our power generation and natural gas assets.

If we fail to obtain or maintain required governmental permits and approvals, our Capacity Services business and sales may decline and our costs may increase.

    The acquisition, ownership and operation of power generation facilities and natural gas assets require numerous permits, approvals and certificates from federal, state and local governmental agencies. We may not be able to obtain or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approval or if we fail to maintain or obtain any required approval or comply with any applicable law or regulation, the operation of our assets and our sales of natural gas and electricity could be prevented or become subject to additional costs.

If we are unable to sell electricity generated from our facilities at market prices, our sales and profit margins will be negatively affected.

    The FERC has authorized us to sell generation from our facilities at market prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to require us to sell power at a price based upon the costs we incur in producing the power if it determines that the market is not workably competitive, that we possess market power or that we are not charging just and reasonable rates. Our sales and profit margins will be negatively affected by any reduction by the FERC of the rates we may receive.

We may incur significant expenses to comply with environmental laws relating to our Capacity Services business.

    Our capacity services business is subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection. We are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits, licenses and other approvals in operating our energy assets. In addition, the federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management. For example, the U.S. Environmental Protection Agency has recently promulgated more stringent air quality standards for particulate matter emitted from power plants. The scope and extent of new environmental regulations, including their effect on our operations, is unclear. In addition, existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities and future changes in environmental laws and regulations could occur.

    With the trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to be substantial in the future. Further, our contracts with clients may not allow us to recover capital costs we incur to comply with new environmental regulations.

    Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Further, steps to bring our facilities into compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities which may cause us to incur losses.

We could incur material losses if we are held liable for the environmental condition of any of our assets.

    We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities and natural gas assets which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In addition, in connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

Risks Related To Our Businesses Generally

If we do not capitalize on market opportunities, we will not be able to grow our business.

    We have been able to consistently grow our company by capitalizing on market opportunities. For example, we leveraged our experience in the deregulated natural gas industry to take advantage of market opportunities created by the deregulation of the electricity industry. We also intend to leverage our experience in the energy industry to begin trading bandwidth capacity. If any of our efforts to capitalize on market opportunities fails, if we fail to pursue any market opportunities or if any of our targeted markets fails to develop, the growth of our company will be impaired.

If we fail to attract and retain qualified personnel, our business will be negatively affected.

    We depend to a significant degree on the intellectual capital of our employees. Their knowledge of the energy markets and their skills and experience are a crucial element to the success of our marketing and trading and risk management activities. Qualified personnel are in great demand throughout the energy industry, and we do not have employment contracts with any of our employees. If we fail to attract and retain qualified personnel, our marketing and trading and risk management business will be adversely affected.

Our profitability may decline if the counterparties to our transactions fail to perform in accordance with our agreements with them.

    Our marketing, trading and risk management operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements, honor the underlying commitment at then-current market prices or return a significant portion of the consideration received for unused gas under a long-term contract. In such event, we might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. While we perform significant credit analysis prior to extending credit, we are exposed to the risk that we may not be able to collect amounts owed to us. Further, this risk may be enhanced because from time to time we may have significant concentration of clients. We also provide financing to oil and natural gas development projects. We attempt to ensure that we have adequate collateral to secure these transactions. If the counterparty to such a financing transaction fails to perform and the collateral we have secured is inadequate, we will lose money.

    In the past year, tight supply and increased demand has resulted in higher wholesale power prices to utilities, particularly in California. At the same time, two of the three major utilities in California have operated under a retail rate freeze. As a result, there has been significant underrecovery of costs by these utilities, and the prospect of their insolvency has arisen. Some utilities have suspended payments to their creditors. At this time, we do not have material credit exposure to California utilities, although we do have credit exposure to other industry participants which may or may not have material credit exposure to California utilities. If any of these industry participants is adversely affected by the situation in California, it may default on its obligations to us, which would affect the profitability of our marketing and trading business.

Growing competition in the wholesale power market may adversely affect the growth and profitability of our business.

    The wholesale power industry has numerous competitors, some of which may have more operating experience, more acquisition and development experience, larger staffs and greater financial resources than we do. In addition, many of our competitors control more energy assets than we do, which may give them a competitive advantage over us in wholesale commodity markets. Like us, many of our competitors are seeking attractive opportunities to acquire or develop energy assets both in the United States and abroad. This competition may adversely affect our ability to make investments or acquisitions.

    We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of our business may come under increasing pressure.

    In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. We believe that these changes will continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

    While demand for electricity is generally increasing throughout the United States, the rate of construction and development of new electric assets may exceed the increase in demand in some regional markets. The commencement of commercial operation of new facilities in the regional markets where we own or control generating capacity will likely increase the competitiveness of the wholesale power market in those regions, which could adversely affect the profitability of our facilities in those regions.

If we are not able to obtain additional financing, through either equity issuances or borrowings, we will not be able to pursue our business strategy.

    Our business strategy anticipates significant future acquisition and development of additional generating facilities and natural gas assets. We are continually reviewing potential acquisitions and development projects and may enter into significant acquisitions or development projects in the near future. Any acquisition or development project will likely require access to substantial capital from outside sources on acceptable terms. We may also need external financing to fund capital expenditures, including capital expenditures necessary to comply with environmental regulations or other regulatory requirements.

    To finance these future activities, we may wish to issue additional equity. In order for the distribution of the remaining shares of our common stock to be tax-free to UtiliCorp and its stockholders, UtiliCorp must own at least 80% of the total combined voting power of all classes of our outstanding voting stock and 80% of the total number of shares of all other classes of our outstanding capital stock, if any, at the time of the distribution. Therefore, prior to our separation from UtiliCorp, we will not be able to issue equity or voting debt that dilutes UtiliCorp's voting power to less than 80% without UtiliCorp's prior consent, and UtiliCorp will not give that consent so long as it still intends to distribute the remaining shares. In addition, as discussed below, current tax law may effectively limit the amount of stock that we can issue within two years before and after the distribution of our capital stock by UtiliCorp. If we issue additional equity, your ownership interest in our company may be diluted and the value of your investment may be reduced.

    We may also seek debt financing to fund our future operations. Our ability to arrange debt financing and the costs of debt capital are dependent on numerous factors, including:

  •
  general economic conditions, including the health of the energy industry;

  •
  credit availability from banks and other financial institutions;

  •
  market prices for electricity and natural gas;

  •
  our capital structure and the maintenance of acceptable credit ratings;

  •
  the success of current projects and the perceived quality of new projects; and

  •
  provisions of relevant tax and securities laws.

    In the past, a significant amount of our capital needs has been satisfied by UtiliCorp. UtiliCorp has also periodically provided credit support to us. In addition, we believe that we have obtained third-party financing on relatively favorable terms based in part on UtiliCorp's ownership interest in us. Following this offering, UtiliCorp may no longer provide financing or credit support except for specified transactions or for a limited period of time. Future indebtedness may include terms that are more restrictive or burdensome than those of our current indebtedness. As a result, we may not be able to obtain third-party financing on terms that are as favorable as we have experienced in the past.

    If we are unable to obtain financing on terms that are acceptable to us, we will not be able to pursue desirable acquisition and development opportunities or to fund capital expenditures. This would have a material adverse effect on our growth prospects and the market price of our common stock.

Our quarterly operating results are subject to significant fluctuation and you should not rely on them as an indication of our future results.

    Our operating results have fluctuated significantly in the past from quarter to quarter and will continue to do so in the future as a result of a number of factors, including:

  •
  volatility in the market prices and volumes of the commodities we trade;

  •
  the extent to which we have unhedged commodity positions;

  •
  unusual weather phenomena;

  •
  supply of and demand for energy commodities;

  •
  regulatory initiatives affecting the energy industry;

  •
  the timing and size of acquisitions; and

  •
  the completion of development projects.

    You should not rely on the results for any particular period as an indication of our future performance. It is possible that, in future periods, our results of operations may be below the expectations of public market analysts and investors. Fluctuations in our quarterly operating results may cause volatility in the price of our common stock in the public market.

Our businesses in North America are subject to complex government regulations. The economics, including the costs, of operating our generating facilities may be adversely affected by changes in these regulations or in their interpretation or implementation.

    The regulatory environment applicable to the electric power industry has recently undergone substantial changes, both on a federal and state level, which have had a significant impact on the nature of the industry and the manner in which its participants conduct their business. These changes are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

    The Public Utility Holding Company Act, or "PUHCA," and the Federal Power Act, or "FPA," regulate public utility holding companies and their subsidiaries and place certain constraints on the conduct of their business. PURPA provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992, or "Energy Act," also provides relief from regulation under PUHCA to exempt wholesale generators, or "EWGs." Maintaining the status of our facilities as qualifying facilities or EWGs is conditioned on the facilities continuing to meet statutory criteria. Under current law, we are not and will not be subject to regulation as a registered holding company under PUHCA as long as the domestic power plants we own are qualifying facilities under PURPA or are EWGs. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected.

    From time to time legislation has been introduced in Congress to repeal PURPA and PUHCA. Any adverse effects to our business based on a repeal of these acts would depend on the particulars of the repeal legislation. For example, electric utilities currently are obligated to purchase electric power produced by qualifying facilities often at prices higher than market, and certain of our generating assets are qualifying facilities. If PURPA were repealed without a provision grandfathering our existing qualifying facility contracts, our qualifying facilities might have to lower their prices in order to sell their electrical output. Also, many of our contracts with electric utilities require us to maintain our qualifying facility status. A sweeping repeal of PURPA, without a provision allowing existing qualifying facilities to maintain their status, or grandfathering existing contracts, might be argued to violate those contractual provisions. Especially where our power sales contracts provide for prices above currently prevailing market rates, modification or termination of those contracts could result in a reduction of our revenue. A repeal of PURPA could also increase transaction costs and limit the flexibility with which we can conduct our business, as such a repeal would likely mean our qualifying facilities would then be regulated under the FPA. This would allow the FERC jurisdiction over our rates and the terms of our wholesale electric sales and would give the FERC the power to restrict any change in the ownership or control of our facilities.

    A potential repeal of PUHCA, on the other hand, may have fewer adverse effects on our business, because many of our facilities are EWGs and, therefore, are not public utility companies regulated under PUHCA. In the event that PUHCA were repealed in its entirety, we would expect little adverse impact to our operations, though we would likely have minimal additional competition from public utility companies no longer constrained by PUHCA. However, if PUHCA were repealed in part, EWGs could potentially be treated the same as a regulated public utility under remaining sections of PUHCA, which could have the effect of significantly restricting our current operations and materially changing how we conduct our business.

    Moreover, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Certain restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made or that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed. If the current trend towards competitive restructuring of the wholesale and retail power markets is reversed, discontinued or delayed, our business models may be inaccurate and we may face difficulty in growing our business in accordance with our current business plans.

    In Canada, national and provincial governments have instituted natural gas regulations also designed to encourage the development of competitive markets. However, we cannot predict the timing and scope of the development of a competitive market in Canada or the effect of these or future regulations on these markets.

Our operations located outside of the United States expose us to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, labor supply and labor relations. These risks may delay or reduce our realization of value from our international operations.

    We currently have trading, marketing and risk management operations in Canada, the United Kingdom and continental Europe and a natural gas storage facility in the United Kingdom. Our strategy includes the expansion of our trading, marketing and risk management operations throughout Europe and the acquisition of additional energy assets in these locations. Having trading, marketing and risk management operations and owning energy assets in foreign jurisdictions subjects us to significant political and financial risks which vary by country, including:

  •
  changes in foreign laws and regulations, including tax laws and regulations;

  •
  changes in U.S. laws and regulations, including tax laws and regulations, related to foreign operations;

  •
  changes in general economic conditions affecting each country;

  •
  fluctuations in inflation;

  •
  changes in government policies or personnel; and

  •
  changes in labor supply and labor relations in operations outside the United States.

    The occurrence of any of these events could substantially reduce the value of the impacted businesses or assets.

    We are also subject to foreign currency risks, which can arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant foreign currency exchange risks, we have some exposure that is not hedged.

If we are named as a subject of a government investigation or lawsuit concerning our marketing and trading business, our growth and profitability could be negatively affected.

    As a result of extreme price volatility and power shortages in California, allegations have been made that power generators and sellers have illegally exercised market power and colluded in the sale of power. These allegations have resulted in multiple state and federal investigations as well as the filing of class-action lawsuits. To date, we have not been named as a subject of any investigation or a defendant in any lawsuit. While we believe that we have operated our marketing and trading business in compliance with all applicable laws and recently have not sold natural gas or electricity directly into California, we cannot assure you that we will not be investigated or sued.

Risks Related To Our Separation From UtiliCorp

If UtiliCorp does not obtain numerous third party consents and approvals, it will not distribute our capital stock to its stockholders.

    Although UtiliCorp has advised us that it currently plans to complete the distribution of our capital stock to its stockholders within twelve months of this offering, we cannot assure you whether or when the distribution will occur. UtiliCorp is not obligated to complete the distribution, and it may decide not to do so.

    The distribution of our capital stock by UtiliCorp, if it occurs, will contravene certain provisions of UtiliCorp's and our credit agreements and other agreements. While we each intend to seek waivers of these violations, we may not be able to do so on favorable terms or at all. If UtiliCorp is unable to obtain the necessary waivers, it may elect not to distribute our capital stock to its stockholders, which may materially affect our stock price.

    UtiliCorp intends to seek a ruling from the IRS that the distribution will be tax-free to UtiliCorp and its stockholders. At the time of this offering, UtiliCorp does not have a ruling from the IRS regarding the tax treatment of the distribution. The IRS is not required to issue a ruling within a particular time-frame and delay in issuing a ruling may delay the distribution. If UtiliCorp does not obtain a favorable tax ruling, it is not likely to make the distribution in the expected time frame or, perhaps, at all. In order for the distribution to be tax-free, UtiliCorp must satisfy various complex requirements, including owning at least 80% of the total combined voting power of all classes of our outstanding voting stock and 80% of the total number of shares of all other classes of our outstanding capital stock, if any, at the time of the distribution. While UtiliCorp believes it should be able to satisfy these requirements, its factual situation may change, the law governing the requirements for a tax-free distribution may change or the IRS could adopt legal interpretations adverse to UtiliCorp's position, any of which could prevent it from meeting these requirements.

    UtiliCorp and we will file a request with the SEC and other regulatory authorities to allow the distribution to proceed as contemplated by the separation agreements. These regulatory authorities may impose conditions on or disapprove of the distribution or the proposed separation and any of the separation agreements.

    In addition, until the distribution occurs, the risks discussed below relating to UtiliCorp's control of our company and the potential business conflicts of interest between UtiliCorp and us will continue to be relevant to you, and the potential benefits of the distribution discussed below may not be achieved.

We will be controlled by UtiliCorp as long as it owns a majority of the combined voting power of our outstanding capital stock.

    After the completion of this offering, UtiliCorp will own 100% of our Class B common stock and will therefore hold approximately 98% of the combined voting power of our outstanding capital stock. As long as UtiliCorp holds a majority of the combined voting power of our outstanding capital stock, investors in this offering, by themselves, will not be able to affect the outcome of any stockholder vote. As a result, UtiliCorp will be able to control all matters affecting our company, including:

  •
  the composition of our board of directors and, through the board, any determination with respect to our business direction and policies, including the appointment and removal of officers;

  •
  determination of incentive compensation, which may affect our ability to retain key employees;

  •
  the allocation of business opportunities between UtiliCorp and us;

  •
  any determinations with respect to mergers or other business combinations;

  •
  our acquisition or disposition of assets;

  •
  our financing decisions and capital raising activities;

  •
  the payment of dividends on our common stock;

  •
  amending our restated certificate of incorporation or bylaws; and

  •
  determinations with respect to our tax returns.

    Following this offering, the agreements we will enter into with UtiliCorp may be amended upon agreement of the parties. While we are controlled by UtiliCorp, UtiliCorp may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts with UtiliCorp, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

    In circumstances involving a conflict of interest between UtiliCorp as the controlling stockholder, on one hand, and our other stockholders on the other, we can offer no assurance that UtiliCorp would not exercise its power to control us in a manner that would benefit UtiliCorp to the detriment of our other stockholders. In addition, UtiliCorp may enter into credit agreements, indentures or other contracts that limit the activities of its subsidiaries. While we would not likely be contractually bound by these limitations, UtiliCorp would likely cause its representatives on our board to direct our business so as not to breach any of these agreements.

Our historical financial results as a subsidiary of UtiliCorp may not be representative of our results as a separate company.

    The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our costs and expenses reflect charges from UtiliCorp for centralized corporate services and infrastructure costs including:

  •
  finance, accounting, cash management, credit and trading risk management and credit support;

  •
  information technology;

  •
  payroll and employee benefits; and

  •
  insurance.

    These allocations have been determined based on what we and UtiliCorp considered to be reasonable reflections of the utilization of services provided to us or for the benefits received by us. This historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We may experience significant changes in our cost structure, funding and operations as a result of our separation from UtiliCorp, including increased costs associated with reduced economies of scale and with being a publicly traded, stand-alone company.

Our executive officers and some of our directors may have potential conflicts of interest because they own UtiliCorp common stock and because they will also be directors and officers of UtiliCorp.

    Our executive officers and some of our directors own a substantial amount of UtiliCorp common stock and options to purchase UtiliCorp common stock. Ownership of UtiliCorp common stock by our directors and officers after our separation from UtiliCorp could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for UtiliCorp than they do for us.

    As long as UtiliCorp holds a majority of the combined voting power of our outstanding capital stock, it will be able to elect all of our directors. Further, under our restated certificate of incorporation, as long as UtiliCorp owns between 20% and 50% of the combined voting power of our outstanding capital stock, it may nominate a number of our directors proportionate to its percentage ownership of the combined voting power of our capital stock. Accordingly, until UtiliCorp owns less than 20% of the combined voting power of our outstanding capital stock, it is likely that some of our directors will also be directors of UtiliCorp. These directors will owe fiduciary duties to the stockholders of each company. As a result, these directors may need to recuse themselves and to not participate in any board action relating to any transaction or other relationship involving both companies.

Our ability to operate our businesses may suffer if we do not develop our own infrastructure quickly and cost-effectively, and we cannot assure you that the transitional services that UtiliCorp has agreed to provide us will be sufficient for our needs.

    We currently use UtiliCorp systems to support many of our operations. We are in the process of creating our own systems to replace UtiliCorp's. These systems are very complex and we may not be successful in implementing these systems or transitioning data from UtiliCorp's systems to our own. Following this offering, UtiliCorp has agreed to provide some transition services to us, including, but not limited to, services related to:

  •
  finance, accounting, cash management, credit and trading risk management and credit support;

  •
  information technology;

  •
  payroll and employee benefits; and

  •
  insurance.

    After the expiration of our separation agreements with UtiliCorp, we may not be able to replace the transitional services with a comparable quality of service or on terms and conditions as favorable as those we will receive from UtiliCorp. Under the separation agreements, UtiliCorp is only obligated to provide services to us at the levels provided to us before the separation and for the purpose of supporting our businesses as they were conducted prior to the separation. Accordingly, the services provided by UtiliCorp may not be sufficient for our needs. In addition, UtiliCorp has wide discretion over which employees it will utilize to provide services to us. Consequently, the quality of the services we receive from UtiliCorp may not be as good as the quality of services we received prior to the effectiveness of the separation agreements.

If we do not obtain the consent or waiver of certain provisions of our credit and other agreements to the distribution of our capital stock by UtiliCorp, our operations will be adversely affected.

    The distribution of our capital stock by UtiliCorp, if it occurs, will contravene certain provisions of our credit agreements and other agreements. Without the consent of, or a waiver from, the lenders and other parties to these agreements, the distribution will result in an event of default which may trigger an event of default under our credit agreements and these other agreements. Upon an event of default under these credit agreements, the lenders may terminate any obligation to make further advances and declare all outstanding indebtedness immediately due and payable. We will seek consents or waivers of these provisions prior to the distribution of our capital stock by UtiliCorp. We may incur additional costs to obtain these consents and waivers. In addition, we may be required to renegotiate the terms of these agreements or replace them on terms less favorable than we currently enjoy. We cannot assure you that we will be successful in obtaining consents or waivers on favorable terms or at all. If we cannot obtain consents or waivers, we may incur material costs to replace these agreements. We cannot assure you that we will be able to replace these agreements.

If we take actions which cause the distribution of our stock by UtiliCorp to its stockholders to fail to qualify as a tax-free transaction, we will incur substantial obligations to indemnify UtiliCorp for any resulting taxes.

    UtiliCorp intends to distribute its shares of our capital stock to its stockholders within twelve months of the completion of this offering. Prior to the distribution, UtiliCorp intends to obtain a ruling from the IRS that the distribution will be tax-free to UtiliCorp and its stockholders. Under a tax matters agreement to be entered into between us and UtiliCorp in connection with this offering, we will make various representations to UtiliCorp relating to the ruling. If we breach any of these representations, take any action that causes those representations to be untrue or engage in a transaction after the distribution that causes the distribution to be taxable to UtiliCorp or its stockholders, we will be required to indemnify UtiliCorp for any resulting taxes, including taxes payable by UtiliCorp on indemnification amounts paid by us. The amount of any indemnification payments would be substantial, and we likely would not have sufficient financial resources to achieve our growth strategy after making such payments.

Our obligation to indemnify UtiliCorp if we take any action that causes UtiliCorp's distribution of our capital stock to be taxable may prevent or delay a change of control of our company after UtiliCorp distributes our capital stock to its stockholders.

    Current tax law provides for a presumption that the distribution of our stock by UtiliCorp, if it occurs, may be taxable to UtiliCorp if our company undergoes a 50% or greater change in stock ownership within two years before or after the distribution. Under the tax matters agreement, UtiliCorp will be entitled to require us to reimburse any tax costs incurred by UtiliCorp as a result of such a transaction. These costs may be so great that they delay or prevent a strategic acquisition or change in control of our company.

Many of our income tax reporting positions have not been audited and could be disallowed.

    In connection with the preparation of UtiliCorp's consolidated income tax returns, we have taken tax positions on various issues. Although we believe that our reporting positions are correct, many of these returns have not been audited, and we cannot assure you that our reporting positions will not be disallowed. The disallowance of one or more of these reporting positions could have a material adverse effect on our cash flows and net income, which could impair, at least temporarily, our ability to execute our growth strategy.

Our deconsolidation from the UtiliCorp consolidated tax group may have a material impact on our tax liabilities.

    We will cease to be a member of the UtiliCorp consolidated tax group once UtiliCorp ceases to own at least 80% of the combined voting power of our outstanding capital stock or 80% of the value of our outstanding capital stock. This deconsolidation will have both current and future income tax implications to us. The event of deconsolidation itself will result in the triggering of deferred intercompany gains. We will recognize taxable income related to these gains.

    We could be limited in our future ability to effectively use certain tax attributes, including foreign tax credits. Also, under the tax matters agreement that we will enter into with UtiliCorp, we will agree to make a tax election to forego the carry back of net operating losses, if any, we generate in our tax years after deconsolidation to tax years when we were part of the UtiliCorp consolidated group. We will be able to utilize those net operating losses in our tax years after deconsolidation (subject to the applicable carryforward limitation periods), but only to the extent of our income in such tax years. We could be liable in the event that any federal tax liability is incurred, but not discharged, by other members of UtiliCorp's consolidated group.

    We intend to undertake appropriate measures after deconsolidation in order to mitigate any adverse tax effect of no longer being a part of the UtiliCorp consolidated tax group. We cannot assure you that these efforts will be successful. Should these efforts be unsuccessful, our deconsolidation from the UtiliCorp tax group may have a material impact on our tax liabilities and financial position. Currently, we cannot quantify these potential impacts.

Risks Related To The Securities Markets and Ownership
Of Our Common Stock

Substantial sales of our common stock may occur in connection with the distribution of our capital stock to UtiliCorp's stockholders. These sales could cause our stock price to decline.

    UtiliCorp currently intends to distribute all of its remaining shares of our capital stock it owns to its stockholders within twelve months of this offering. Substantially all of these shares will be eligible for immediate resale in the public market. Our Class B common stock held by UtiliCorp is convertible into common stock on a share-for-share basis at the option of UtiliCorp at any time, and automatically converts if it is transferred by UtiliCorp to an unaffiliated third party other than in a distribution to UtiliCorp's stockholders or immediately prior to a distribution to UtiliCorp's stockholders if such a conversion would not affect the tax-free nature of the distribution. If UtiliCorp distributes Class B common stock to its stockholders, shares of Class B common stock will no longer be convertible into shares of common stock. We cannot predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, the distribution, or will be sold by UtiliCorp if the distribution does not occur. We also cannot predict what level of demand there will be for shares of our common stock. In addition, we will enter into a registration rights agreement, which provides that if UtiliCorp does not distribute all of the shares of our capital stock that it owns to its stockholders, UtiliCorp and its permitted transferees will have the right to require us to register these shares under the U.S. securities laws for sale into the public market. Any sales of substantial amounts of stock in the public market, or the perception that these sales might occur, whether as a result of this distribution or otherwise, could lower the market price of our common stock.

The disparate voting rights of our common stock and our Class B common stock may have an adverse effect on the value and liquidity of our common stock.

    The differential in the voting rights of our common stock and Class B common stock whether prior to or following the intended distribution of our capital stock by UtiliCorp could adversely affect the value of our common stock to the extent that investors or any potential future purchaser of our common stock ascribes value to the superior voting rights of the Class B common stock. If UtiliCorp distributes Class B common stock to its stockholders, the existence of two separate classes of capital stock could result in less liquidity for either class of capital stock than if there were only one class of common stock. The holders of our common stock and Class B common stock generally have identical rights except that holders of our common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. Holders of our common stock and Class B common stock are entitled to class votes on amendments to our restated certificate of incorporation that would alter and adversely affect the powers, preferences or special rights of the shares of their respective class.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.

    Prior to this offering, UtiliCorp held all of our outstanding capital stock, and therefore, there has been no public market for our capital stock. We cannot assure you that an active market for our common stock will develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in the "Underwriting" section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

  •
  our operating and financial performance and prospects;

  •
  quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income, EBIT and revenues;

  •
  changes in revenue or earnings estimates or publication of research reports by analysts;

  •
  speculation in the press or investment community;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  developments regarding the restructuring of the power industry;

  •
  sales of our common stock by stockholders;

  •
  actions by institutional investors or by UtiliCorp prior to its distribution of our common stock;

  •
  general market conditions, including fluctuations in commodity prices; and

  •
  domestic and international economic, legal and regulatory factors unrelated to our performance.

    The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our charter documents and Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

    Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example, the disproportionate voting rights of the Class B common stock (relative to the common stock) to elect a majority of the members of our board of directors and the authorization of our board of directors to issue up to 200,000,000 preferred shares without a stockholder vote. In addition, our restated certificate of incorporation provides that stockholders may not act by written consent and may not call a special meeting after the time UtiliCorp and its affiliates cease to own, in the aggregate, a majority of the combined voting power of our outstanding capital stock. These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

    Dilution per share represents the difference between the initial public offering price and the net tangible book value per share immediately after the offering of our common stock. Assuming an initial public offering price of $22.00 per share and after deducting assumed underwriting discounts and commissions and estimated offering expenses, purchasers of our common stock in this offering will experience immediate dilution of $17.15 in pro forma net tangible book value per share. In addition, assuming an initial public offering price of $22.00 per share and after deducting assumed underwriting discounts and commissions and estimated offering expenses, it is anticipated that investors who purchase shares of our common stock in this offering will contribute an aggregate of 76% of all consideration paid for our capital stock, but own approximately 17% of our capital stock.

FORWARD-LOOKING STATEMENTS

    We make forward-looking statements in the "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus. These forward-looking statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. They include, but are not limited to, statements about our plans, objectives, expectations, intentions, assumptions and other statements that are not historical facts. We generally intend the words "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "continue," "announced" or the negative of these terms or similar expressions to identify forward-looking statements. Our actual results could differ materially from the forward-looking statements as a result of various factors, including those described in the "Risk Factors" section and the following factors:

  •
  political conditions in our regional, national and international markets, including legislative and regulatory initiatives regarding deregulation and restructuring of the energy industry;

  •
  changes in commodity prices and interest rates that could impact the value of our commodity portfolio;

  •
  unusual changes in weather and other natural phenomena, such as hurricanes, floods and unexpected changes in temperature, that could dramatically affect commodity prices and thus the value of our commodity portfolio;

  •
  competition in the markets in which our businesses operate that could decrease our profitability;

  •
  the success of our growth strategy, including our acquisition, control or disposition of assets;

  •
  our successful development of new structured products and services which will provide new sources of revenue;

  •
  the pace of well connections to our gas gathering system that could affect the sales generated by our Capacity Services business segment;

  •
  economic and financial market conditions and the results of our financing efforts that could affect our growth efforts and thus our future profitability; and

  •
  additional state, federal and other regulations in the United States and in foreign countries in which we operate, including environmental regulations, that could cause us to incur additional expenses to comply with such regulation.

    Forward-looking statements are only predictions and involve risks and uncertainties. Our actual results may differ materially from those expressed or implied by these forward-looking statements. We, however, cannot guarantee future results, events, performance or achievements.

    All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions we believe are reasonable. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

    We estimate that our net proceeds from this offering will be approximately $250 million (approximately $291 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the shares of common stock being sold by UtiliCorp, which are estimated to be $88 million (approximately $98 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions. This estimate assumes a public offering price of $22.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus.

    We intend to use the net proceeds from this offering to repay the notes payable to UtiliCorp and its affiliates and the remaining amounts are expected to be used for working capital and general corporate purposes.

    As of December 31, 2000, we owed UtiliCorp and its affiliates $48 million. The interest rates on this indebtedness range from 7% to 8%, and the indebtedness is due upon the demand of UtiliCorp. These notes payable to UtiliCorp and its affiliates were incurred for general corporate purposes.

DIVIDEND POLICY

    We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. Instead, we intend to retain any future earnings for use in our business. Our board of directors will determine the payment of future dividends on our capital stock, if any, and the amount of any dividends in light of:

  •
  any applicable contractual restrictions limiting our ability to pay dividends;

  •
  our earnings and cash flows;

  •
  our financial condition; and

  •
  other factors our board of directors deems relevant.

CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 2000:

  •
  on an actual basis;

  •
  on a pro forma basis giving effect to the receipt and application of the estimated net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $22.00 per share.

    You should read the information in this table together with our Combined Financial Statements and the related notes and with "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of December 31, 2000
	(In millions)
	Actual	Pro Forma
Short-term obligations, including current maturities	$38	$38

Senior notes	$13	$13
Notes payable to UtiliCorp	48	—

Total long-term debt	61	13
Preference stock	5	5
Common stockholders' equity:
Common stock	—	—
Class B common stock	1	1
Additional paid-in capital	241	491
Retained earnings	10	10
Accumulated other comprehensive loss	(2)	(2)

Total common stockholders' equity	250	500

Total capitalization (excluding short-term obligations)	$316	$518

DILUTION

    Our net tangible book value at December 31, 2000 was approximately $225 million, or $2.63 per share. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the aggregate number of shares of our capital stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

    After giving effect to our sale of 12,250,000 shares of common stock in this offering at an assumed initial public offering price of $22.00 per share and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at December 31, 2000 would have been approximately $475 million, or $4.85 per share. This represents an immediate increase in net tangible book value of $2.22 per share to our existing stockholder and an immediate dilution in pro forma net tangible book value of $17.15 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$22.00
Net tangible book value per share as of December 31, 2000	$2.63
Increase in book value per share attributable to new investors	$2.22
Net tangible book value per share after this offering	$4.85

Dilution in net tangible book value per share to new investors	$17.15

    The discussion and table above assume no exercise of options. To the extent that any options are granted and exercised, there will likely be further dilution to new investors.

    The following table sets forth, as of December 31, 2000, the differences between the number of shares of common stock purchased from us, the total price paid and average price paid per Class B common share by UtiliCorp, our existing stockholder, and by the new investors in this offering at the assumed initial public offering price of $22.00 per share, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

			Total Consideration (Dollars in millions)
	Shares Purchased
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholder	81,525,000	83%	$112	24%	$1.38
New investors	16,500,000	17%	363	76%	22.00

Total	98,025,000	100%	$475	100%	$4.85

    If the underwriters' option to purchase additional shares is exercised in full, the following will occur:

  •
  the number of shares of capital stock held by our existing stockholder will decrease to approximately 81% of the total number of shares of capital stock outstanding; and

  •
  the number of shares held by new investors will increase to 18,975,000 shares or approximately 19% of the total number of shares of our capital stock outstanding after this offering.

SELECTED FINANCIAL INFORMATION

(Dollars in millions, except per share data and other operating data)

    The following tables present our selected combined financial information. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those statements included in this prospectus. Our combined income statement data for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 are derived from our audited combined financial statements, which were audited by Arthur Andersen LLP, independent public accountants. The financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

	Years Ended December 31,
	1996(1)	1997(2)	1998(3)	1999(4)	2000(5)
Income Statement Data:
Sales	$2,623	$6,958	$10,691	$16,653	$26,478
Cost of sales	2,437	6,758	10,493	16,401	25,900
Equity in earnings of investments	45	21	22	19	18

Gross profit	231	221	220	271	596
Operating expenses	96	107	127	168	379
Depreciation expense	28	30	31	36	49
Other (income) expense	8	24	15	(16)	(26)

Earning before interest and taxes (EBIT)(6)	99	60	47	83	194
Interest expense	20	16	21	21	16
Provision in lieu of income taxes	34	19	10	25	80

Net income	$45	$25	$16	$37	$98

Earnings Per Share Information:
Basic earnings per share	$.52	$.29	$.18	$.43	$1.14

Diluted earnings per share	$.52	$.29	$.18	$.43	$1.14

Statement of Cash Flows Data:
Cash flows from operating activities	$60	$201	$55	$316	$722
Cash flows (used in) from investing activities	(182)	(20)	(50)	(415)	(435)
Cash flows (used in) from financing activities	154	(225)	(6)	74	(284)
Other Operating Data:
EBITDA(7)	$127	$90	$78	$119	$243
Wholesale power sales (MMWh)	6.5	65.3	121.2	236.5	189.9
Natural gas sales (Bcf/d)	2.6	6.2	9.3	10.5	12.0
	Years Ended December 31,
	1996	1997	1998	1999	2000
Balance Sheet Data:
Current assets	$789	$1,154	$1,340	$1,707	$5,686
Property, plant and equipment, net	408	419	429	598	559
Investments in subsidiaries and partnerships	250	237	227	231	346
Total assets	1,682	2,031	2,281	2,983	7,825
Current liabilities	810	1,247	1,330	1,748	6,097
Long-term debt, net	389	176	181	238	60
Stockholder's equity	220	231	234	288	255

(1)
In April 1996, one of our partnerships entered into a long-term lease arrangement with a third party and recorded the transaction as a sale at the partnership level. This sale resulted in a gain that was reflected as additional equity earnings of $21 million.

(2)
In 1997, we recorded the following items:

•
A $14 million provision for the impairment of royalty interests; and

•
A $5 million reserve for unfavorable gas supply contracts in the United Kingdom.

(3)
In 1998, we recorded a $7 million provision for the impairment of an investment in an independent power project and partnership.

(4)
In 1999, we recorded a gain of $5 million related to the sale of software assets.

(5)
In 2000, we recorded an $8 million provision for the impairment of underperforming pipeline assets and a $3 million provision related to our investments in retail assets in the United Kingdom.

(6)
"EBIT" is earnings before interest and taxes. EBIT shown here is the same as the EBIT shown in our financial statements.

(7)
Earnings before interest, taxes, depreciation and amortization, or "EBITDA," is presented because we believe it is a useful measure of our ability to service our debt and to fund capital expenditures. It is not a measure of operating results, but is derrived from our combined financial statements, and is not presented in our combined financial statements. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or "GAAP," in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, EBITDA may not be comparable with other companies, EBITDA due to different ways companies define EBITDA. We define EBITDA by simply taking EBIT as presented in our financial statements and adding back depreciation and amortization expense also as reflected in our financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

    You should read the following discussion in conjunction with "Risk Factors," "Summary Combined Financial Data," "Selected Financial Information" and our combined financial statements and the related notes included elsewhere in this prospectus.

Introduction

    As a leading wholesale energy merchant, we market and trade a diverse portfolio of commodities, including natural gas, electricity, weather derivatives and other commodities and offer a number of sophisticated risk management products and services to our clients. We also own or control a geographically diverse asset base and transportation network that includes 4,100 MW of generating capacity (including projects under development), 1.6 Bcf/d of natural gas transportation capacity, a 3,910-mile pipeline and gathering system and 41.5 Bcf of working gas storage capacity.

    See Note 14 to our combined financial statements for information regarding segment disclosure.

Effects of Certain Organizational Changes

    The following discussion and analysis of financial conditions and results of operations should be read in light of the organizational changes, including material acquisitions and dispositions discussed below, and the resulting impact on sales and expenses. This management discussion and analysis reflects the results of: (1) Aquila, Inc and its subsidiaries; (2) Aquila Energy U.K., Inc.; and (3) Aquila Canada Corp. Aquila Energy U.K., Inc. and Aquila Canada Corp. are both wholly-owned subsidiaries of UtiliCorp, but the results of these entities are included in the financial statements as if these entities were our wholly-owned subsidiaries during all periods. Please refer to footnote 1 to our combined financial statements for further discussion.

Separation from UtiliCorp

    UtiliCorp has announced its current plans to make us, its wholly owned subsidiary, into an independent, publicly traded company focusing on competing in the global energy markets. After the completion of this offering, UtiliCorp will continue to own 100% of our outstanding Class B common stock, and will therefore hold approximately 98% of the combined voting power of our outstanding capital stock. UtiliCorp also announced that it currently plans to distribute to its stockholders all of its remaining interest in our capital stock within twelve months after the completion of this offering, although we cannot assure you whether or when this distribution will occur. We will enter into various agreements with UtiliCorp related to interim and ongoing relationships between the two companies. For a description of these agreements, see "Agreements Between Us and UtiliCorp" in this prospectus.

    Our combined financial statements include allocations to us of certain UtiliCorp corporate assets, including human resources, insurance, and information technology services and other UtiliCorp corporate and infrastructure costs. These allocations totaled $20 million, $23 million and $31 million during 1998, 1999 and 2000, respectively. These expenses are allocated to us by calculating the percentage of support to each relevant business unit in relation to all business units in combination with the arithmetic average of net plant, net margin and payroll (fully loaded) charged to expenses.

    The financial information presented in this prospectus may not be indicative of our future financial position, results of operations or cash flows or of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of our becoming a stand-alone entity. We expect that the total amounts paid to UtiliCorp after we become a stand-alone public company will decrease slightly.

Tender Offer for Shares of Aquila Gas Pipeline

    On May 7, 1999, approximately 3.4 million shares of Aquila Gas Pipeline Corporation were tendered to us at $8.00 per share. The 3.4 million shares, together with the 24.0 million shares we already held, represented 93% of Aquila Gas Pipeline's total shares outstanding. All remaining shares not tendered were converted in a "short-form" merger into a right to receive $8.00 per share. Upon completion of the short-form merger, Aquila Gas Pipeline ceased being a publicly traded company and became our wholly owned subsidiary. This transaction was accounted for using the purchase method of accounting. As a result of this transaction, approximately $7 million of goodwill is reflected in our consolidated balance sheets, which will be amortized over the estimated useful life of 40 years.

Acquisition of GPU International

    On December 22, 2000, we acquired GPU International, a wholly owned subsidiary of GPU, for $225 million. Through this transaction, we acquired interests in six independent U.S.-based generating plants giving us control over approximately 500 MW of capacity. This transaction was accounted for using the purchase method of accounting.

Purchase of Western Gas Resources Storage, Inc.

    On May 3, 1999, we purchased Western Gas Resources Storage, Inc. for $100 million. This acquisition increased our ownership and control of strategically located natural gas storage assets. The 2,400 acre subsurface facility located at the Katy Hub in Texas has a working gas storage capacity of 20 Bcf. This transaction was accounted for using the purchase method of accounting.

Impact of Price Fluctuations

    Our operating results are impacted by commodity price, interest rate and foreign exchange rate fluctuations. We routinely enter into financial instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories in order to minimize the risk of market fluctuations on our business. As a result of marketplace liquidity and other factors, we may, at times, be unable to fully hedge our portfolio for certain market risks. We also monitor our exposure to fluctuations in interest rates and foreign currency exchange rates and may execute swaps, forward-exchange contracts or other financial instruments to manage these exposures. We generally attempt to balance our fixed-price physical and financial purchase and sales commitments in terms of contract volumes, and the timing of performance and delivery obligations. To the extent we have a long or short open position, fluctuating commodity market prices can impact our financial position or results of operations, either favorably or unfavorably. We actively manage our trading portfolios.

    Our Wholesale Services business is not price sensitive in the sense that it does not generally depend on overall commodity price levels. Our Wholesale Services business is more dependent on the spread between the prices at which our customers are willing to buy and sell commodities. In most cases, our Wholesale Services business is advantaged by price fluctuations in commodity prices because volatile markets can provide us with the market opportunities in which we can best leverage our market intelligence. Most of the purchase and sales contracts we enter into in this business do not contain fixed-price provisions and generally prices contained in our trading and marketing contracts are tied to a current spot or index price and, therefore, adjust directionally with changes in overall market conditions. Gains or losses in this business are largely determined by our margins. To the extent that we are not hedged, all open positions of our Wholesale Services business may be affected by changes in commodity prices, interest rates and foreign exchange rates, and those changes can impact the financial performance of this business.

    While we actively manage the price risks associated with our Capacity Services business, market price fluctuations in commodity prices can have a significant impact—favorable or unfavorable—on the financial performance of this business. Operating margins associated with our natural gas gathering and processing activities are particularly sensitive to changes in NGL prices. Based upon current levels of our natural gas processing activities and industry fundamentals, the estimated impact on annual operating margins of each $.01 movement in the annual average price of NGLs if we were totally unhedged would be approximately $1 million. To mitigate against the effect of changing prices of NGLs, we have entered into contracts to hedge a significant portion of this risk and expect to continue to enter into hedges in the future.

Collection of California Accounts Receivables

    The financial strength of some of our California customers has declined significantly due to the combination of higher electricity and gas prices and the fixed rates that these customers can charge. As of December 31, 2000, our gross uncollected accounts receivable balance to the utility subsidiary of Pacific Gas and Electric, Southern California Edison and the California Independent System Operator was approximately $6 million, of which $5 million was reserved. We believe that any inability to collect these receivables will not materially impact our financial condition.

    In addition to accounts receivable, we have approximately $53 million invested in three power projects in California that provide power to Pacific Gas and Electric. We believe our investments in these projects are fully realizable and did not have any reserves recorded for these projects at December 31, 2000. Our estimated EBIT from these projects for 2001 is approximately $3 million.

Seasonality

    Our sales and gross profit are subject to fluctuations during the year due to a number of factors, including:

  •
  volatility in the market prices and volumes of commodities we trade;

  •
  the extent to which we have unhedged commodity positions;

  •
  unusual weather phenomena;

  •
  supply of and demand for weather commodities;

  •
  regulatory initiatives affecting the energy industry;

  •
  the timing and size of acquisitions; and

  •
  the completion of development projects,

Sales volumes and the prices of natural gas, electricity and NGLs are impacted in part by seasonal factors. Natural gas sales volumes and gross profit are typically higher in the winter months than in the summer months, reflecting increased demand due to greater heating requirements and, typically, higher natural gas prices. However, as a result of the industry-wide emphasis on the growth of gas-fired generation, historical seasonality associated with natural gas sales volumes and prices may become less pronounced in the future. Conversely, power marketing operations are typically impacted by higher demand and commodity price volatility during the summer cooling season. Consistent with power marketing, our electricity generating facilities generally experience peak demand during the summer cooling season. Partly as a result of our emphasis on power generation, sales and gross profit may vary, either positively or negatively, as weather driven demand varies from historic norms.

Results of Operations

    Below is summary commentary on key variances from the income statement data presented below. A more detailed review of our operating results is presented in the segment data that follows this section.

    The following table sets forth financial data for the three years ended December 31, 1998, 1999 and 2000.

	Years Ended December 31,
	1998	1999	2000
	(In millions)
Sales	$10,691	$16,653	$26,478
Cost of sales	10,493	16,401	25,900
Equity in earnings of investments	22	19	18

Gross profit	220	271	596
Operating expenses	126	168	379
Depreciation expenses	32	36	49
Provision for asset impairments	7	—	11
Other (income) expense	8	(16)	(37)

Earnings before interest and taxes (EBIT)	47	83	194
Interest expense	21	21	16

Income before income taxes	26	62	178
Provision in lieu of income taxes	10	25	80

Net income	$16	$37	$98

    The following table sets forth our sales in each geographic region in which we operate reflected as a percentage of total sales.

	Years Ended December 31,
	1998	1999	2000
United States	86%	82%	78%
Canada	11	14	15
United Kingdom and continental Europe	3	4	7

	100%	100%	100%

Year Ended December 31, 2000 as Compared to Year Ended December 31, 1999

    Sales and cost of sales increased 59% and 58%, respectively, in the year ended December 31, 2000 compared to 1999 primarily due to strong results in our Wholesale Services business segment. These increases were primarily due to a 73% increase in natural gas prices and a 47% increase in electricity prices in 2000. In addition, in 2000 commodity prices were volatile at times providing opportunities on which we capitalized. In 2000, we also experienced 231% growth in gross profit for our origination business in 2000 compared to 1999 due in part to the expansion of our weather derivative and GuaranteedGenerationSM products. We generally consider contracts entered into by our marketing staff to be origination transactions rather than transactions entered into by our traders. In addition, gross profit increased due to a 52% increase in NGL prices and additional sales from new power capacity.

    Sales from our businesses based in Canada and the United Kingdom have grown faster than our sales in the United States due to the relative immaturity of our international businesses. Our Canadian and United Kingdom businesses' wholesale focus started in 1996, so the relative percentage of sales has increased in comparison to our United States businesses' which commenced operations in 1986. At this time, all of our international businesses are reflected in our Wholesale Services segment.

    Our operating expenses increased 126% primarily due to staff additions related to growth in our businesses and additional incentive costs due to better financial performance. Our origination, structured finance and European product areas expanded in 2000 compared to 1999. In 2000, we added approximately 154 employees, which combined with higher incentive compensation, added about $156 million to operating expenses in 2000 compared to 1999. In 2000, our European operation began trading electricity as well as expanding its transportation business, which contributed to the increase in our employee totals. In addition, bad debt expense was higher in 2000 compared to 1999 due to the overall expansion of our business and to accounts receivable write-offs that were not collectible.

    Depreciation expense increased 36% due to additional depreciation expense related to the full period impact of our gas storage facility purchased in 1999, disposal of leasehold improvements related to our relocation from Omaha, Nebraska to Kansas City, Missouri, additional investments in technology assets and capital additions related to our plant.

    As part of a routine asset realization review, we determined that the cash flows from four pipeline systems would not be sufficient for us to recover our investment in those assets. Accordingly, we recorded an $8 million impairment provision in the fourth quarter of 2000. In addition, we wrote off $3 million of assets related to a retail business in the United Kingdom that has not performed well, and we expect to rationalize the business in the near future. These adjustments reduced the asset values to their estimated net realizable value.

    Other (income) expense increased by $21 million in 2000 compared to 1999 primarily due to a net addition of $134 million of structured finance loans made during 2000 and a reduction in minority interest of Aquila Gas Pipeline. This increase was partially offset by additional fees in connection with the sale of our accounts receivable. In the third quarter of 1999, we increased the size of our accounts receivable sales program from $150 million to $275 million.

    Interest expense decreased 24% due to lower average debt balances in 2000. This decrease is due to repayments of certain amounts owed to UtiliCorp. The cash used to repay these amounts was generated from operations and commodity transactions. Interest paid to UtiliCorp and its affiliates approximated 8% of outstanding balances in 2000. As of December 31, 2000, we owed UtiliCorp and its affiliates $48 million.

    Our effective tax rate for the year ended December 31, 2000 was 45% compared to 40% in 1999. This increase is primarily due to a higher portion of Canadian income relative to other sources. Also, the increase is due to certain expenses not being deductible which raised the effective tax rate in 2000.

    Overall net income increased 165% due to the strong gross profit increases from each of our business units.

Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

    Sales and cost of sales each increased 56% in 1999 compared to 1998. These increases were due to a 95% increase in electricity volumes, and a 8% increase in natural gas volumes in 1999 compared to 1998. These volume increases were due to the expansion of our marketing and trading business particularly our power marketing business. Our power marketing business is relatively new in that we started this business in late 1995 and it has experienced significant growth as this area of the energy sector has developed. The factors affecting international sales for 2000 as compared to 1999 are also applicable in this section.

    Our sales stemming from natural gas processing and gathering reflected in our Capacity Services segment also increased as a result of higher NGL prices and volumes. In 1999, drilling activities increased compared to 1998 due to a stronger price market. In addition, NGL prices rebounded from very low prices during 1998. Both factors combined contributed to a 23% increase in gross profit in 1999 compared to 1998.

    Equity in earnings of investments decreased 14% due to the gain of $4 million from a partial sale of an interest in a project in 1998.

    Our operating expenses increased $42 million, or 33%, due to additional commercial staff hired to support our business growth. Our 1999 expense total reflects the full year effect of our structured finance product group that started in late 1998 as well as additional staff in our expanded power marketing and origination product lines. Operating expenses increased $5 million due to the relocation of our Omaha, Nebraska commercial operations to Kansas City, Missouri and additional bad debt expenses.

    Depreciation expense increased 13% in 1999 compared to 1998 due to additions to our gas gathering system and investments in technology equipment and other fixed assets.

    In 1998, we bought out an above market gas supply contract for $7 million, which increased total expenses. In 1999, we did not have this type of expense.

    Other (income) expense increased $24 million primarily from an additional $159 million of structured finance loans and the acquisition of the 18% minority interest in Aquila Gas Pipeline that was previously owned by the public. We purchased this minority interest in May 1999 for approximately $44 million.

    Overall our net income increased 131% primarily related to the strong business growth mentioned above.

Business Segment Financial Review

    We conduct our business through two principle segments—Wholesale Services and Capacity Services. Wholesale Services consists of our marketing and trading business; our structured products and services business; our capital services business; and new initiatives, Capacity Services consists of our power generation assets, natural gas assets and coal assets. We serve clients throughout North America, the United Kingdom and continental Europe.

    This review of performance is organized by business segment, reflecting the way we manage our businesses. We manage financial performance of our business segments to earnings before interest and taxes, or "EBIT." Therefore, each segment discussion focuses on the factors affecting EBIT.

    We currently make all decisions on finance and taxes at the corporate level. Our results to date reflect certain allocated expenses from UtiliCorp. In the future these expenses will be determined based on the transitional services agreement that takes effect at the completion of this initial public offering.

    The following table presents EBIT for each of our business segments for the years ended December 31, 1998, 1999 and 2000.

	Years Ended December 31,
	1998	1999	2000
	(In millions)
Wholesale Services	$37	$61	$157
Capacity Services	10	22	37

Total	$47	$83	$194

Wholesale Services

    The following table sets forth financial data for the three years ended December 31, 1998, 1999 and 2000. Wholesale Services primarily consists of activities that use the mark-to-market revenue recognition method of accounting and meet the definition of energy trading under Emerging Issues Task Force Consensus No. 98-10. We consider this business segment to be trading since most of its assets are contracts and this unit does not use capital assets to satisfy physical delivery requirements, among other factors.

	Years Ended December 31,
	1998	1999	2000
	(Dollars in millions, except operating data)
Sales	$10,388	$16,268	$25,662
Cost of sales	10,264	16,111	25,219

Gross profit	124	157	443
Operating expense	86	120	310
Depreciation expense	5	5	17
Provision for asset impairment	—	—	3

Total operating expenses	91	125	330
Other (income) expense	(4)	(29)	(44)

EBIT	$37	$61	$157

Physical gas volumes marketed per day (Bcf/d)	9.0	10.5	12.0
Electricity marketing volumes (MMWhs)	121.2	236.5	189.9
Natural gas price per Mcf (average)	$2.07	$2.15	$3.71
Electricity prices MWh (average)	$30.93	$33.68	$49.45

Year Ended December 31, 2000 as Compared to Year Ended December 31, 1999

    Gross profit for our Wholesale Services segment increased $286 million for 2000 over 1999. The primary factors for the increase were:

  •
  Our natural gas and power marketing results were significantly higher in 2000 compared to 1999. We experienced increased gross profit across multiple products like natural gas and power and regionally in the Northeast and West due to several factors principally related to excellent execution of transactions in a volatile price environment. Natural gas and electricity prices increased 73% and 47%, respectively, in 2000 compared to 1999, which were primary causes for the increase in our 2000 sales. Electricity volumes in 2000 are lower than in 1999 due to the shorter duration of our portfolio combined with higher price volatility;

  •
  Gross profit was also higher due to the expansion of our weather derivative and GuaranteedGenerationSM products from 1999. These products are relatively new. We started our weather derivative business in 1997 and our GuaranteedGenerationSM business in 1999. Combined with natural gas and power origination businesses, gross profit in our origination businesses was up 231%; and

  •
  Gross profit in 2000 was also enhanced by the full year benefits of consolidating our principal U.S. power and gas wholesale operations into one location in Kansas City, Missouri.

    Operating expenses for our Wholesale Services segment were up $190 million for 2000 over 1999 due to additional payroll associated with approximately 154 additional employees and a higher incentive compensation resulting from our strong performance. Our incentive compensation plans are directly related to the performance of our company. Wholesale Services' EBIT was up 157% in 2000 compared to 1999, which resulted in a higher compensation expense. In addition, bad debt expense was higher in 2000 compared to 1999 due to the expansion of our overall business and certain accounts receivable write-offs that were not collectible.

    Depreciation expense was $12 million higher in 2000 compared to 1999 due to additional investments in technology assets, which have a shorter life and the removal of certain leasehold improvements related to our relocation from Omaha, Nebraska to Kansas City, Missouri.

    Other (income) expense increased $15 million primarily due to increased structured finance loans of $134 million in 2000 compared to 1999. This increase stems from a 70% increase in the number of structured financing transactions executed with our clients resulting from high demand for capital in the oil and gas exploration and production market. This increase was partially offset by the increased amount of our accounts receivable sold in 2000 compared to 1999. In the third quarter of 1999, we increased our accounts receivable program to $275 million from $150 million.

Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

    Gross profit for our Wholesale Services segment increased $33 million in 1999 compared to 1998. This increase was primarily due to the following:

  •
  Strong results in natural gas marketing, including our largest term contract to date, more than offset lower gross profits from power and carbon trading operations. The favorable pricing environment that affected power trading in 1998 did not occur in 1999. In addition, carbon, a new product line, incurred some initial setbacks during startup. The 57% increase in sales was primarily due to a 95% increase in electricity marketing volumes in 1999 compared to 1998;

  •
  Our gas portfolio was positively affected by favorable changes in the regulatory risks and interest rates associated with certain long-term contracts;

  •
  In 1998, we resolved a dispute over a gas supply contract in the United Kingdom for approximately $7 million that reduced 1998 gross profit. This dispute stems from a difference of contract interpretation on pricing terms. This issue was settled in court and resulted in $7 million of additional gas costs paid to a third party; and

  •
  In 1999, we sold our rights to market a risk management software product at a gain of $5 million. We were in the business of selling the same risk management software we use to manage our commodity positions to other companies.

    Operating expenses for our Wholesale Services segment increased $34 million in 1999 compared to 1998. This increase is primarily due to:

  •
  Increased payroll and incentive costs stemming from our growth and establishment of additional portfolios such as coal, emission allowances, GuaranteedGenerationSM, as well as expansion of our natural gas and power portfolios; and

  •
  Approximately $5 million of relocation costs associated with the move of approximately 175 employees from Omaha, Nebraska to Kansas City, Missouri and the centralization of our trading operation between Omaha and Kansas City into one location in Kansas City.

    Other (income) expense increased $25 million primarily due to about $159 million of net, new capital loaned to energy clients. Our Capital Services business focuses on smaller oil and gas exploration companies that need capital to drill. We secure interests in the underlying reserves and control the borrower's cash collection through a lockbox with a third party bank.

Capacity Services

    The following table sets forth financial data for the three years ended December 31, 1998, 1999 and 2000. Our Capacity Services business segment engages in non-trading activities, including the ownership and operation of our power generation and gas gathering, transportation, processing and storage assets and the activities associated with the sale of electricity and natural gas through owned or controlled capacity like power plants, gas pipelines and contractual power contracts.

	Years Ended December 31,
	1998	1999	2000
	(Dollars in millions, except operating data)
Sales	$303	$385	$816
Cost of sales	229	290	681
Equity earnings in subsidiaries and partnerships	22	19	18

Gross profit	96	114	153
Operating expense	40	48	69
Depreciation expense	27	31	32
Provision for asset impairment	7	—	8

Total operating expenses	74	79	109
Other (income) expense	12	13	7

EBIT	$10	$22	$37

Gas throughput volumes (Mcf/d)	475	548	449
Natural gas liquids produced (MBbls/d)	25	22	22
Natural gas liquids price per gallon	$.25	$.31	$.47

Year Ended December 31, 2000 as Compared to Year Ended December 31, 1999

    Gross profit for our Capacity Services segment increased $39 million in 2000 compared to 1999 due to the following:

  •
  Additional power capacity in the Southeast in 2000 and other contractual capacity transactions added about $22 million to our gross profit. In August 2000, our controlling interest in a 279 MW power plant in Mississippi was constructed and came on line;

  •
  Gross profit also increased $20 million due to a 52% increase in NGL prices. We have attempted to hedge our anticipated NGL production for 2001 and have locked a significant portion of our production at relatively high prices; and

  •
  Partially offsetting the increases noted above was an 18% decrease in natural gas volumes transported through our natural gas gathering system. Lower throughput volumes are due to decreased well connections to our gathering system.

    Total expenses for our Capacity Services segment increased $30 million in 2000 compared to 1999. This increase is primarily due to:

  •
  The establishment of power development and analysis teams to support the construction of power plants;

  •
  The negative impact of a legal settlement for approximately $2 million in 2000; and

  •
  A provision for impaired gas gathering system assets stemming from a review of estimated cash flows compared to recorded amounts.

Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

    Gross profit for our Capacity Services segment increased $18 million in 1999 compared to 1998 due to the following:

  •
  A 24% increase in the average price of NGLs in 1999 resulted in $6 million in additional gross profit. NGL prices in 1999 increased as crude oil prices recovered from historic lows in 1998;

  •
  A 15% increase in natural gas volumes increased gross profit by approximately $5 million in 1999;

  •
  The initial operations of our Katy gas storage facility, purchased in early 1999, contributed $9 million in gross profit. We purchased this gas storage facility for approximately $100 million in cash from Western Gas Resources. The facility has a working gas capacity of 20 Bcf; and

  •
  Partially offsetting the increases noted above was a $2 million loss on the sale of a small pipeline system.

    Total operating expenses for our Capacity Services segment increased $5 million in 1999 compared to 1998. This increase is due to the following:

  •
  Termination expenses associated with a reduction of 60 employees in our pipeline and gathering business. Expenses were also higher due to costs associated with evaluating our offer to acquire the 18% minority interest in Aquila Gas Pipeline we did not already own. In 1999, we acquired this interest for approximately $44 million;

  •
  In 1999, we established a power development and analysis team to support our power plant development program. These staff additions increased operating expense by approximately $4 million;

  •
  Depreciation expense increased $4 million in 1999 due to capital additions made during the period and the effects of the acquisition of the Katy gas storage facility in early 1999; and

  •
  Partially offsetting the above increases was the non-recurrence of a 1998 write-off of approximately $7 million related to an impairment in value of our ownership interest in a power project that was not producing energy or generating cash flow.

Significant Balance Sheet Variances

    Total assets at December 31, 2000 increased $4.8 billion compared to December 31, 1999. This increase is primarily due to the following:

  •
  Current assets increased $4.0 billion from 1999 primarily due to higher accounts receivable balances stemming from higher natural gas and electricity commodity prices. Natural gas and electricity prices during December 2000 were approximately $7.28 Mcf and $55.83 per MWh, which is approximately 267% and 103% higher than at December 31, 1999. Current assets also increased in 2000 due to increased funds on deposit. Funds on deposit represent cash used to secure certain positions with clients. Higher price risk management assets are due primarily to higher prices discussed above;

  •
  Notes receivable increased in 2000 by $134 million resulting from additional capital loaned to our clients; and

  •
  Property, plant and equipment decreased due to the sale of a 50% interest in the Aries power plant. At December 31, 2000, we owned a 50% interest in this plant.

    Total liabilities at December 31, 2000 increased $4.9 billion compared to December 31, 1999. This increase is primarily due to the following:

  •
  Accounts payable in 2000 increased $2.7 billion for the same reasons noted above for accounts receivable;

  •
  Notes payable to UtiliCorp decreased by $165 million due to cash received from our portfolio of price risk management contracts;

  •
  Customer deposits increased $362 million in 2000 reflecting strong price movements and its impact on client positions. Customer deposits are margin calls we have executed on certain client positions.

  •
  A $733 million increase in long-term price risk management liabilities due to additional transactions in 2000.

Liquidity and Capital Resources

    Our business is subject to various demands on cash stemming from price changes of commodities and the resultant impact on cash requirements. We have managed our liquidity needs through a variety of methods that include borrowings from UtiliCorp, selling accounts receivable through a bank facility and commodity sales contracts. During the transition period, we expect to use cash management services of UtiliCorp, including lines of credit facilities to manage our short-term cash needs. We expect to arrange separate credit lines with commercial banks and eventually terminate the line of credit with UtiliCorp. Although historically we have paid significant dividends to UtiliCorp, we do not intend to pay cash dividends to stockholders.

    Our Capacity Services segment is a capital-intensive business that relies on the access to capital to fund growth and future acquisitions. We attempt to fund power projects with debt secured by the physical plant assets that has no recourse to us or through various operating leasing arrangements. We maintain a rigorous capital project screening process that puts each project through a series of parameters—strategic fit, risk-based financial hurdles and impact on our creditworthiness. We believe our future growth will be able to be funded through various capital market and commercial banking sources. We estimate our capital expenditures will be approximately $200 million in 2001. We also expect to fund approximately $300 million in asset acquisitions and notes receivable from our Capital Services business in 2001. These expenditures are anticipated to be funded through a variety of financial means that include bank borrowings, project specific non-recourse funding and public debt issuances.

    We have a $275 million accounts receivable sales program (all of which is used) to help fund short-term cash needs that charged a fee that averaged 6.44% of sold accounts receivable during 2000 along with a commitment fee of .15% on the unused portion. We also have a $125 million letter of credit facility with a group of banks that is used to support our trading and other activities. This letter of credit facility charges a fee for each letter of credit drawn on the facility of 1.20% for financial letters of credit and .60% for performance letters of credit per year. In addition, there is a commitment fee of .175% applicable to the unused portion of the facility and an issuance fee of .125% for the used portion. As of December 31, 2000, we had utilized $89 million of this facility, all of which were financial letters of credit. Under this facility, we must maintain certain financial conditions such as maintaining a tangible net worth above $202 million or 80% of our net worth as of December 31, 1999, a ratio of debt to total capitalization (total debt plus total common equity) less than .75 to 1 and a fixed charge coverage ratio (generally defined as operating cash less dividends, taxes and fixed asset additions divided by interest expense) of not less than 1.25 to 1. As of December 31, 2000, we were in compliance with these covenants, and we expect to remain in compliance during the next year. This letter of credit facility and our accounts receivable program contain provisions requiring UtiliCorp to own 100% of us. As a result of this offering, we will need to renegotiate these provisions, and we believe we will be able to do this without undue cost.

    As part of our Wholesale Services segment, we periodically enter into long-term prepaid commodity contracts with our clients. Under these agreements, our clients pay us upfront for a specified commodity in exchange for a discounted, fixed-price for that commodity. To date, we have executed approximately $1 billion of these contracts, and we have used the proceeds from these transactions to repay loans from UtiliCorp.

    In September 2000, we and our partner closed the financing of the 580 MW Aries plant. This financing was completed at the project level on a limited recourse basis through a sale-leaseback transaction.

    In October 2000, we executed a $140 million lease to fund a 340 MW peaking power plant that is currently under construction and is designed to produce power for periods of high demands, such as the summer months. This lease extends for seven years. We expect the peaking plant will be operational by June 2002. If UtiliCorp's interest in us drops below 75%, certain provisions in this lease will need to be renegotiated. Although we expect that we will be able to successfully renegotiate these terms, no assurances can be provided.

    On December 22, 2000, we acquired the stock of GPU International for approximately $225 million in cash. This acquisition was accounted for using the purchase method of accounting. Through this acquisition, we acquired GPU International interests in six power projects totaling about 500 MW.

Effects of Our Separation From UtiliCorp

    Under agreements between UtiliCorp and us, we will be required to indemnify UtiliCorp for taxation costs, including taxes payable by UtiliCorp on the indemnification amounts paid by us, if we cause the distribution of our stock to fail to be tax-free. We do not currently maintain capital resources to fund potential indemnification payments to UtiliCorp for this purpose. We believe the probability of an event occurring that would require us to make these payments is sufficiently low and sufficiently under our control that we do not allocate liquidity for this contingency. If, however, the contingency should occur, we believe we could fund the indemnification payments through cash flows from operations, new borrowings and, if necessary, asset sales. Payment of this obligation could materially affect our financial condition and our earnings and impair our ability to achieve our growth strategy.

Operating Activities

    For the year ended December 31, 2000, our operating cash flow was $722 million, or $406 million higher than in the comparable period in 1999. This increase was due to higher earnings, the impact of commodity transactions and favorable movements in working capital stemming from lower natural gas storage inventories and higher accounts payable balances.

    For the year ended December 31, 1999, operating cash flow was $316 million, or $261 million higher than in 1998. This increase was due to higher earnings in 1999 compared to 1998, increased accounts receivable sales of $125 million and favorable working capital movements.

Investing Activities

    For the year ended December 31, 2000, cash used in investing activities increased to $435 million, or $20 million more than in 1999. This increase was due to the $225 million acquisition of GPU International in December 2000, partially offset by approximately $75 million received upon the successful financing of our Aries power plant project. Acquisition activity in 1999 stemmed from acquiring a gas storage facility in 1999 and the acquisition of the 18% minority interest in Aquila Gas Pipeline.

    Cash used in investing activities for the year ended December 31, 1999 was $415 million or $365 million more than in 1998. This increase was due to the acquisition of a gas storage facility, the acquisition of the 18% minority interest in Aquila Gas Pipeline and higher capital expenditures related to the construction of a power plant.

Financing Activities

    For the year ended December 31, 2000, we used $284 million in cash for financing activities primarily to retire intercompany debt owed to UtiliCorp and pay cash dividends. During 1999, we borrowed $69 million from UtiliCorp primarily to finance acquisitions discussed above. The significant change in financing activity stems from the timing of cash received from our portfolio of price risk management contracts and cash used in business acquisitions.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk—Trading (Primarily Wholesale Services)

    We are exposed to market risk, including changes in commodity prices, interest rates and currency exchange rates. To manage the volatility relating to these exposures, we enter into various derivative transactions in accordance with the policy approved by our Board of Directors. Our trading portfolios consist of natural gas, electricity, coal, weather derivatives and interest rate contracts that are settled by the delivery of the commodity or cash. These contracts take many forms, including futures, forwards, swaps and options.

    We measure the risk in our trading portfolio using value-at-risk methodologies to simulate forward price curves in the energy markets and to estimate the size of future potential changes in portfolio value. The quantification of market risk using value-at-risk methodologies provides a consistent measure of risk across diverse energy markets and products. The use of this method requires a number of key assumptions, such as:

  •
  Selection of a confidence level (we use 95%);

  •
  Estimated holding period. This is the time needed to liquidate different commodity and term positions. We use holding periods of one to five days depending on the commodity and duration of the position; and

  •
  Use of historical estimates of volatility and correlation with recent activity more heavily weighted.

    We seek to limit our value-at-risk on any given day to a certain dollar amount approved by our board. This means that if prices moved against our positions, our pre-tax loss in liquidating our portfolio would not be expected to exceed this approved amount within a 95% confidence level. A 95% confidence level means that we believe that 95% of the time we would not expect our pre-tax losses resulting from any net long or short position to exceed the approved amount. Stated another way, we believe that 5% of the time our pre-tax losses resulting from any net open positions could exceed this amount. In order to mitigate against this risk, we use additional risk control mechanisms such as sensitivity testing to changing market conditions, daily loss limits and commodity position limits, as well as daily monitoring of the trading activities by an independent function. We manage these market risks through formal oversight groups, which include senior management and mechanisms that independently verify transactions and measure risk.

    In calculating our value-at-risk, we make a number of additional assumptions which, if determined to be incorrect, may result in possible pre-tax losses in excess of our value-at-risk limit. These assumptions include:

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  future price movements will not vary from projected price movements based on an actuarial study of historic price movements (at a 95% confidence level); and

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  future weather patterns will be consistent with an actuarial study of historic weather patterns (at a 95% confidence level).

    We measure our value-at-risk on a daily basis. It is possible that on an intra-day basis our value-at-risk may exceed the approved amount. We mitigate against this risk by imposing the additional risk control mechanisms described above.

    All interest and foreign currency risks are monitored within the commodity portfolios and value-at-risk calculation. The value of our commodity portfolios are impacted by interest rates as the portfolio is valued using an estimated interest discount factor to December 31, 2000. We often sell Canadian sourced natural gas into the U.S. markets accepting U.S. dollars from clients, but paying Canadian dollars to suppliers. This exposes our portfolio to foreign currency risk, and we generally hedge this exposure.

    For all derivative financial instruments, we are exposed to losses in the event of nonperformance by counterparties to these derivative financial instruments. We have established controls to determine and monitor the creditworthiness of counterparties to mitigate our exposure to counterparty credit risk.

Market Risk—Non-Trading (Primarily Capacity Services)

    We are also exposed to commodity price changes outside of price risk management activities, primarily relating to our pipeline business. These risks are measured using a sensitivity analysis. The following table summarizes these exposures on an EBIT basis as if our positions were completely unhedged.

	Commodity Price Change	EBIT Impact (1)
NGL price per gallon(2)	± $.01	±$1 million
Natural gas price per Mcf	± $1.00	±$1 million

(1)
Assumes the price change occurs for an entire year.

(2)
We hedge our forward NGL production to minimize the effect of price changes.

New Accounting Standards

    We analyzed the effects of adopting the rules promulgated by Statement of Accounting Standards, or "SFAS," No. 133 and its amendment by SFAS No. 138. These statements establish accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. We adopted the provisions of SFAS No. 133 and No. 138 on January 1, 2001 in accordance with the requirements provided by those statements. All derivatives entered into by us are reflected at fair value under our current method of revenue recognition, except for our NGL hedges, which under SFAS No. 133 are now considered a cash flow hedge. These cash flow hedges would decrease our comprehensive income by $2.2 million in 2000.

    In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement replaces SFAS No. 125 and changes the requirements of a qualifying special purpose entity and requires additional disclosures relating to collateral used or pledged in certain transactions, the fair value of servicing assets and liabilities and associated risk characteristics among other disclosures. We adopted the disclosure aspects of SFAS No. 140 in our December 31, 2000 financial statements and adopted the changes in transfers and servicing aspects after March 31, 2000.

BUSINESS

Introduction

    We are a leading wholesale energy merchant that is experiencing rapid growth. As an energy merchant, we own or control geographically diverse energy assets including electric generation; natural gas gathering, transportation and processing; natural gas storage; and a coal blending, storage and loading facility. We also market and trade a diverse portfolio of commodities including natural gas, electricity, weather derivatives, coal, bandwidth capacity, emissions allowances and other related commodities. Additionally, we offer sophisticated risk management products and services to our clients that enable them to manage risks associated with their use of energy such as price volatility or availability of supply. We offer structured financial products to our clients by combining innovative financing with energy products and services.

    In recent years, the energy market, whether for natural gas, electricity or coal, has shifted or "converged" from a series of separate markets for a specific energy type into a broader market for energy measured on a Btu basis, which we refer to as the "energy convergence chain." This convergence of formerly separate energy markets is a result of a shift from a predominantly regulated marketplace to a more dynamic and competitive marketplace. When this convergence is combined with limited supplies and the ensuing volatility, it creates opportunities for companies such as ours to act as an energy merchant, providing valuable energy-related risk management services to our clients. An additional characteristic of the energy convergence chain is that a number of energy-related products are taking on increasingly similar characteristics and attributes, including high volatility. The resulting correlation of various energy commodity prices (whether gas or power) has allowed us to broaden our marketing and trading by introducing a series of risk management products and services.

    We operate our energy assets, our marketing and trading activities and the sale of our risk management products and services as an integrated business, which we believe enables us to capitalize on new growth opportunities. Our wholesale commodity marketing and trading skills add value to our energy assets by providing national market access, market intelligence, risk management and arbitrage opportunities, and fuel management, procurement and transmission expertise for inputs (natural gas and coal) and outputs (power). Our ownership and control of energy assets when coupled with our national wholesale commodity marketing and trading franchise enables us to effectively compete across the energy convergence chain from electric generation to wholesale trading of natural gas, power and coal to the sale of innovative and sophisticated risk management products.

    We expect to have numerous opportunities for integrating disparate energy-related assets into our company and to use our broad expertise and infrastructure to maximize profits along the entire energy convergence chain—from generation, to delivery, to marketing and trading. We see opportunities for growth in our existing businesses continuing in North America, the United Kingdom and continental Europe and in the emergence of new commodity markets, such as the emerging bandwidth capacity marketplace. Consequently, we will continue to aggressively pursue a convergence strategy that exploits our capabilities in marketing and trading and our control and optimization of related physical assets, while looking to logically extend our business into similar deregulating markets.

Market Opportunity

    The ongoing restructuring and deregulation of the gas, electricity and telecommunications industries in North America, the United Kingdom and continental Europe continue to create significant growth opportunities for companies like us. As regulated utilities continue to unbundle their generation, transmission and distribution services, we expect to continue capitalizing on opportunities to create value for both our clients and our stockholders as an energy merchant by supplying comprehensive energy solutions to the market.

    During the late 1980s and early 1990s, we took advantage of changes caused by the deregulation of the natural gas markets and created one of the largest and most profitable wholesale gas marketing franchises in the $90 billion U.S. natural gas industry. Over the last three years, we have been focused on capturing similar opportunities afforded by the deregulation and restructuring of the $220 billion generation segment of the U.S. power industry. As the natural gas and power markets continue to unbundle and converge, we believe that expertise and infrastructure in both commodities will be required to maximize profits along the entire energy convergence chain.

    The power industry has historically been characterized by regulated utilities involved in both the production and delivery of electricity to a captive client base. However, the power industry continues to evolve towards an unregulated market place as new regulatory initiatives continue to be introduced in response to increasing customer demand for access to low-cost electricity and enhanced services. Among other changes, this has resulted in the transfer of over 70,000 MW of generating capacity from the regulated utility base to independent power producers. We believe that this fundamental shift will continue. As states restructure their electric markets and companies continue to refine their strategic directions, we believe we will have considerable opportunities to expand our power marketing and trading operations and to increase our generation capacity.

    We also believe that the increasing demand for electricity and the need to replace older power plants will continue to outpace the addition of power generating capacity in many global markets. As a result, we believe that there will continue to be ample opportunity for us to accelerate our participation in developing new power generation facilities.

    The competitive electric generation market significantly favors low cost generation technologies such as natural gas-fired combustion turbines. In addition, natural gas continues to be the most cost-effective fuel source that meets increasingly stringent clean-air requirements. Consequently, there has been increased demand for natural gas used in power generation, forcing the convergence of the natural gas and power commodity markets. Because we market and trade both natural gas and power and own and control strategic assets within both industries, this convergence creates attractive arbitrage opportunities for us.

    The ongoing power industry restructuring caused by industry trends and regulatory initiatives is also transforming traditional vertically integrated price-regulated markets into highly competitive, volatile markets. This transformation provides opportunities for us to manage risks related to producing and delivering energy commodities for our clients. We believe the move towards competitive marketplaces will increase in the United States and abroad, providing substantial opportunities for us to grow our risk management business.

    We believe that many of the trends currently impacting the North American energy market will spread to continental Europe. Over the next three years, we expect that the energy markets in Europe will become increasingly competitive as they transition from being dominated by regulated, mostly state-owned monopolies, to open competitive markets. We believe we are well positioned to take advantage of this market opportunity.

    Similar to the market opportunities present in the energy markets, deregulation created by the Telecommunications Act of 1996, technological innovation and the impact of the Internet are creating market opportunities in the telecommunications industry. We believe there are three key elements necessary for the development of the bandwidth capacity trading market: (1) a significant increase in demand, (2) continued deregulation and (3) technology changes. These elements are developing, and we believe the traded bandwidth capacity marketplace could potentially become as large as the current marketplace for gas and power. The industry is developing a standard contract to buy and sell bandwidth capacity and the ability to interconnect and switch different bandwidth capacity carriers at neutral sites. We believe that these developments will facilitate a robust liquid commodity market for bandwidth capacity. By applying our skills developed in the merchant energy businesses to the developing bandwidth capacity market opportunity, we believe we will also become a leader in the marketing and trading of bandwidth capacity and related telecommunication products and services.

Our Strategy

    We plan to aggressively pursue profitable opportunities created by the unbundling and restructuring initiatives in wholesale commodity markets, including the natural gas, power and bandwidth capacity markets, by leveraging our commodity merchant skills into these markets. We believe that the combination of an international natural gas and power marketing business and a portfolio of generation and natural gas assets, will enable us to extract value resulting from arbitrage opportunities occurring across energy products, across geographic regions and over time. This combination provides us with the following capabilities:

  •
  greater scale and skill associated with the management of our fuel and power positions;

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  sophisticated commercial insights and understanding of the key regions in which we participate; and

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  a wider range of ways in which we are able to participate in the market to meet our clients' needs.

    We plan to implement our strategy by:

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  Leveraging our wholesale commodity marketing and trading business by expanding our energy asset portfolio

    We intend to expand our existing asset portfolio through disciplined acquisitions of existing assets, development of new facilities, expansion of existing assets and execution of contracts to control the facilities of third parties. We expect to pursue the acquisition of existing energy assets when opportunities arise that enable us to enlarge and diversify our portfolio in a timely and cost-effective manner. We also intend to pursue the development of energy assets and the expansion of existing energy assets to capitalize on identified market opportunities for particular types of facilities and to enhance our regional asset portfolios. Further, we believe that by entering into tolling and other long-term arrangements with third parties, we can gain control of an asset in a timely manner and without having to invest substantial capital.

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  Expanding our existing portfolio of sophisticated risk management products and services

    By creating and packaging together sophisticated products, such as futures and swaps, and bundling them within an energy transaction, we are able to sell innovative risk management tools that companies can use to hedge their costs. We expect to continue to develop new products and services that manage more complex risks faced by our clients. Examples of this initiative are evidenced by our recent development of a variety of new risk management products such as GuaranteedGenerationSM, GuaranteedPeakingSM, GuaranteedBillSM, GuaranteedWeather® and other weather-to-commodity related products.

  •
  Capitalizing on opportunities in Europe by leveraging our knowledge base obtained from our involvement in the North American natural gas and power markets

    We have a proven track record in North America for being an early entrant into emerging markets by utilizing proven business models and practices. We intend to capitalize on the current deregulation and restructuring of the European energy market by exporting our North American marketing and trading expertise to Europe. We believe our existing operations are well positioned to grow as deregulation accelerates in Europe.

  •
  Leveraging our significant market presence in the power and gas markets into bandwidth capacity trading and other commodities

    We intend to leverage our existing marketing and trading infrastructure, operations, systems, employees and knowledge into bandwidth capacity trading and other commodities that have similar risk and liquidity characteristics as the commodities we currently market and trade. We have a proven track record of leveraging our knowledge and skills in one commodity to become a successful trader of another commodity as exemplified by the expansion of our natural gas marketing and trading business into power in 1995. Currently, we are working with industry participants in developing standardized terms and conditions to allow for efficient trading of bandwidth capacity. We expect to aggregate bandwidth capacity supplies from multiple counterparties and, from a portfolio of bandwidth capacity contracts, provide flexible, low cost bandwidth capacity management products to our clients. We expect our initial products and services will include risk management, structured finance and bandwidth capacity portfolio management. We believe we are currently well positioned to continue our existing growth and capture additional commodity risk arbitrage opportunities that exist in current and new commodity markets.

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  Continuing to grow our complementary financial and capital services business

    We offer structured financial products to clients throughout the energy convergence chain, including independent oil and gas producers, independent power generators, energy asset owners, municipalities and developers. We provide our clients with innovative ways to obtain capital by combining financing with commodity transactions. We have provided approximately $500 million to clients in the oil and gas exploration and production industry in the form of asset-based loans. We fund gas production by pre-paying for deliveries at a discounted rate. We also enter into natural gas pre-pay contracts with clients which allow them to pre-pay for long-term gas delivery at a discounted rate. To date, we have received approximately $1 billion of capital from these transactions.

  •
  Pursuing and implementing Internet and e-commerce applications

    The Internet is increasingly becoming an important part of the energy sector as it continues to reduce costs and become an efficient alternative to traditional methods of business. To capitalize on this opportunity, we are continuously exploring opportunities to expand our business over the Internet. These efforts are exemplified by our investment in the IntercontinentalExchange, an Internet trading platform for over-the-counter trading of precious metals and energy products. We have also established a web-based auction bid platform in which multiple energy suppliers can compete for commercial and industrial energy contracts and a one-to-many e-commerce marketing platform for our weather related products located at www.GuaranteedWeather.com.

Business Description

    Our business is divided into two business segments: Wholesale Services and Capacity Services.

Wholesale Services

    Our Wholesale Services business segment is headquartered in Kansas City, Missouri and provides wholesale marketing and trading services, as well as risk management products and services, to our clients in North America, the United Kingdom and continental Europe. We market and trade natural gas, electricity, weather derivatives, coal, bandwidth capacity, emission allowances and other related commodities in these regions. In addition to our Kansas City headquarters, we also have domestic offices in Houston, Dallas and San Antonio, Texas; Denver, Colorado; and Parsippany, New Jersey. Our international operations include offices in Calgary, Alberta, Canada; London, Crewe and Bath in the United Kingdom; Madrid, Spain; Essen, Germany; Hamilton, Bermuda; and Sandefjord, Norway.

    According to statistics published in Natural Gas Week, as of December 31, 2000, we were one of the top five largest aggregate marketers of natural gas and power in North America. On a global basis, we marketed approximately 18.4 TBtue/d of energy for the twelve months ended December 31, 2000. From 1996 through 2000, our daily volumes of energy grew at a compound annual growth rate of 60% from 2.8 TBtue/d to 18.4 TBtue/d. During the same period, our natural gas trading volumes grew at a compound annual growth rate of 47% from 2.6 Bcf/d to 12.0 Bcf/d, and our power trading volumes grew at a compound annual growth rate of 133% from 6.5 MMWhs to 189.9 MMWhs. For the twelve months ended December 31, 2000, our commodity sales were approximately 189.9 MMWhs of power, 12.0 Bcf/d of natural gas, and 18.3 million tons of coal and related products.

    The following chart illustrates the growth of our energy marketing and trading volumes since 1996.

    Our size and experience provides us with the flexibility and liquidity necessary to offer long- and short-term risk management products and services to our clients. As one of the top natural gas and power marketers in North America, we maintain more than 2,500 commercial trading relationships, make deliveries at over 15,000 receipt and delivery points and transact with nearly 2,800 utilities, producers, municipalities, cooperatives and others completing an average of 30,000 transactions per month. We believe the success of our Wholesale Services segment is attributable to putting our clients first, providing dependable service and offering some of the most innovative products and services in the marketplace.

    Our Wholesale Services business segment is functionally aligned as follows:

  •
  Marketing and Trading;

  •
  Structured Products and Services;

  •
  Capital Services; and

  •
  New Initiatives.

  Marketing and Trading

    Power.  We purchase electric power from electric generation facilities and sell it primarily to electric utilities, municipalities, cooperatives and other marketing companies. During the twelve month period ended December 31, 2000, we sold approximately 189.9 MMWhs of power.

    Our electric power marketing and trading activities include trading electricity at various points of receipt, aggregating power supplies and arranging for transmission and delivery. We make transmission arrangements with non-affiliated interstate and intrastate transmission companies through a variety of means, including short-term and long-term firm and interruptible transmission agreements. Power marketing and trading transactions occur across various time periods depending on the needs of our clients. Through an hourly trading function, we have the ability to offer our clients a variety of services that include; economical coverage of power curtailments, clearing of any existing hourly positions, distributing appropriate market information and capturing arbitrage opportunities within the hourly physical market. We economically provide capacity for power curtailments by being active in all regions of the country, establishing a rapport with clients, both major and minor, having trained hourly traders working around the clock, and having a staff that can solve problems and make decisions quickly. We believe our constant involvement in the hourly markets allows us to gain timely access to the most valuable and recent market information on a real-time basis.

    Within the power marketing and trading group, we have a dedicated group of employees that focuses on developing and providing clients with long-term complex products, which we refer to as "power origination." These products are designed and negotiated on a case-by-case basis to meet the specific energy or risk mitigation requirements of our clients. Our power origination team works closely with our Capital Services group and our Capacity Services business segment to sell long-term products that combine our strengths of a strong presence in the physical market place, our control of generation assets and our abilities to manage credit, capital and actuarial risks. They also work to leverage our market knowledge to capture attractive opportunities available through selling products that combine or repackage energy products purchased from third parties with other third-party products or with products from our power generation assets. Our efforts to sell power origination products from our power generation assets have been focused on longer-term forward sales to municipalities, utilities, cooperatives and other companies that serve end-users, as well as selling near-term products that are not widely traded. Our power origination products that combine or repackage third party products are generally highly structured and therefore require the application of all our commercial capabilities (e.g., power trading, risk management and asset positions).

    Natural Gas.  We purchase natural gas from a variety of suppliers under daily, monthly, variable load, base load and term contracts that include either market sensitive or fixed price terms. We sell natural gas under sales agreements that have varying terms and conditions, most of which are intended to match seasonal and other changes in demand. During the twelve month period ending December 31, 2000, we sold approximately 12.0 Bcf/d of natural gas.

    Our natural gas marketing activities include contracting to buy natural gas from suppliers at various points of receipt, aggregating natural gas supplies and arranging for their transportation, negotiating the sale of natural gas and matching natural gas receipts and deliveries based on volumes required by clients. We make transportation arrangements with affiliated and non-affiliated interstate and intrastate pipelines through a variety of means, including short-term and long-term firm and interruptible agreements. We also utilize our natural gas storage facilities and enter into various short-term and long-term firm and interruptible agreements for natural gas storage in order to offer peak delivery services to satisfy winter heating and summer electric generating demands. These services are also intended to provide an additional level of performance security and backup services to our clients.

    We also have a dedicated group of employees within the natural gas and marketing and trading group that focuses on developing and providing clients with complex products, which we refer to as "natural gas origination." These products are designed to help the client mitigate both physical and financial risk. Each transaction is created and negotiated independently and changes according to each client's specific needs. Our gas origination team works closely with our natural gas marketing and trading group, Capacity Services business segment, and our structured products and services group in creating these innovative products. We also determine how to receive additional intrinsic value for owned or third party assets that could be re-bundled and sold to our client base. We believe we are well positioned to offer risk management and physical products to companies that serve end-users.

    Other Energy-Related Commodities.  We market and trade other energy-related commodities such as weather derivatives, coal and emissions allowances. We believe we are a leading over-the-counter market-maker in weather derivatives. A weather derivative is a financial instrument whose value is based on weather indices (i.e. temperature, precipitation, and wind) for a specified period of time and a specified location. For the twelve months ended December 31, 2000, we executed approximately 500 weather derivative transactions. An emission allowance permits the holder to emit a finite amount of pollutants, such as sulfur dioxide or nitrogen oxide. For the twelve months ended December 31, 2000, we marketed and traded approximately 18.3 million tons of coal and 700,000 emission allowances. Our coal, weather derivatives and emission allowances marketing and trading have dedicated trading desks similar to our power and natural gas marketing and trading activities.

  Structured Products and Services

    We leveraged our experience and liquidity in marketing and trading energy and energy-related products to become a leading provider of structured products and services for our clients. Through our wholesale marketing and trading activities, we have access to current market information, trends, opportunities and threats on a real-time basis. This information combined with the quantitative analytical and practical skills we developed in our marketing and trading business and our depth of liquidity has enabled us to develop innovative products and services to manage the risks of our clients. As a risk manager, we take principal risk in all activities, bringing our client's risk into our inventory and redistributing the unwanted risk to the broader market. Today, we offer products to help our clients manage multiple risks including price, liquidity, credit, performance, volatility and weather. Our risk management services generally provide us with higher margins because we are able to provide a solution to our clients' problems by packaging, bundling and managing multiple risks for our clients through the products we offer.

    As previously described, there is an increasing convergence in the energy market on a Btu basis. In addition, we believe that this market is quickly converging with the capital markets and the insurance and reinsurance markets. This convergence has created opportunities for us to originate risks and then to re-package those risks and transfer them to the capital and insurance markets that can efficiently price and underwrite those risks. These risks generally can be thought of as nondiversifiable business risks that were historically held by the client. An example of this is the impact of a mild winter on the profitability of a gas utility. Traditionally, in the case of a regulated utility, the impact of mild weather was absorbed by the utility's ratepayers. However, in a deregulated environment this significant risk now falls to the utility's stockholders as lower natural gas prices directly affect a utility's profitability. We have developed products to transfer this risk from the utility to our portfolio, and then we re-package the risk to counterparties in the capital and insurance markets who are looking for risks that are uncorrelated to their traditional risks to add diversification to their risk portfolio. Products such as these are based on actuarial and quantitative analyses and fit well within the family of risks in other capital and insurance markets. Our unique understanding of our clients' volumetric risks enables us to efficiently originate and package risk management products and services.

    In addition to the weather product described above, we have developed several other lines of products that leverage the convergence of these various markets, our liquidity in the wholesale trading markets, our owned or controlled energy assets, and our industry-leading quantitative analysis skills to provide energy solutions to our clients. These lines of products include:

  •
  GuaranteedWeather®. Our GuaranteedWeather® line of risk management products is typically used by clients to protect against the adverse effect of weather on earnings. Over the last three years, we have entered into weather derivative contracts covering time periods from as little as one week to as long as five years. In response to our clients' request for customization tools, we recently unveiled our Internet-based weather risk management platform, www.GuaranteedWeather.com. This site enables users to price customized weather derivative contracts on-line for 250 locations worldwide. In addition to an online pricing engine, this site provides valuable weather risk-related articles and studies, classified by industry segment.

  •
  Weather-to-Commodity. We offer a line of weather-to-commodity products that effectively removes the combined risks of variable volumes of energy production and fluctuating market prices. This line of products is particularly suited to weather-dependent energy producers, such as hydroelectric or wind farm producers. For example, our Power-for-Precipitation products can compensate a hydroelectric generating facility for power shortfalls resulting from low rainfall. In years of low precipitation, a hydroelectric generator often purchases wholesale power at high prices to make up for hydro generation shortfalls. Through our power-for-precipitation product, we agree to pay the generator in low precipitation years an amount in proportion to the precipitation deficit for the year at the year-average power price, mitigating both price and volume risk. The generator agrees to pay us according to a similar formula in high precipitation years. This structure hedges the financial impact of variable generation with no up-front cost to the generator for a fixed-year period.

  •
  Generation Fixed-for-Floating Swap. A generation facility often is required to purchase wholesale power to fulfill its own power requirements. To mitigate the risk that the price of power might dramatically increase, we agree to provide power to the facility at a fixed price when certain conditions are met. We then use our trading, marketing and risk management expertise to manage the generation system output against volatile weather and market conditions while allowing the customer to focus on its core competency.

  •
  GuaranteedGenerationSM. These products help buyers and sellers manage the risks associated with a forced outage of a generating unit by providing fixed-price power until the unit is operational or the agreement expires. For example, a GuaranteedGenerationSM contract with a strike price of $100 would give a client the right, but not the obligation, to purchase a fixed volume of power from us at $100/MWh, whenever the covered unit was in forced outage status. We offer GuaranteedGenerationSM for individual units or groups of units, for constant production or variable production at high demand time units, and to unit owners, unit operators or purchasers of reliable back-up power. Because this product only provides power when a utility most needs it, we believe that it is an attractive hedging alternative.

  •
  GuaranteedPeakingSM. This line of products allows a client to buy or sell an energy commodity based on the commodity price and a weather trigger. For example, our GuaranteedPeakingSM for Gas Call product allows a client to purchase natural gas from us at an indexed price if the forecasted temperature for any day is below a specified temperature. We also have a GuaranteedPeakingSM for Gas Put product that requires us to purchase a fixed volume of natural gas from our client at an indexed price if the forecasted temperature for any day is above a specified temperature.

  •
  New Financial Products. We are currently focusing on adding the following additional product lines:
•	GuaranteedBillSM. Our GuaranteedBillSM family of products is being designed to allow a utility to offer an energy usage and price hedge to its customers. Our GuaranteedBillSM product will first establish a relationship between weather and energy usage for each retail customer. Using this information, it will then create a hedge that guarantees a fixed bill for the retail customer over a defined time period regardless of the volume of energy consumed. The hedge eliminates both weather (i.e., volume of usage) and underlying commodity price risks. The product will also allow a utility to maintain real-time pricing information on the utility's web site for use by its customers. We intend to offer GuaranteedBillSM to gas and power utilities, aggregators and marketers.

•	GuaranteedCapacitySM. We expect our GuaranteedCapacitySM products will provide replacement transportation or transmission capability where capacity is inoperable or is cut due to system emergencies. These products will likely appeal to gas and power utilities, as well as to other aggregators and marketers.
•	Ancillary Services. We are developing our Ancillary Services products to provide short-notice power capacity at hubs and power pools.
•
Load Following. Our Load Following products are being developed to provide an hourly fixed-price power delivery, where the volume of the hourly delivery is based on weather and other factors correlated to utilities' loads.

  Capital Services

    Increasingly, our clients are seeking alternative and innovative ways to obtain financing through commodity transaction bundling. Our Capital Services group provides capital structuring services to our clients by bundling structured financing with our commodity and capacity capabilities. Our structuring alternatives typically include traditional asset based lending, revolving facilities, convertible preferred stock, prepays and volumetric production payments. In each case, we attempt to fit the structure and terms of a transaction to the individual financial needs of the client. Our ability to provide a bundled structured financing solution enables us to provide our clients with more capital than they could otherwise obtain through separate commodity financing transactions. We believe our financing solutions are also attractive to our clients because our knowledge of the energy industry enables us to provide financing specifically tailored to their needs and risks and to do so more quickly than traditional financial institutions.

    Our Capital Services sales are derived from the spread between the price we charge our clients for funding and our cost of these funds. In addition, incremental value is created when we complete transactions that we might not have otherwise captured without our financing product. For example, we may be able to enhance the utilization of our existing pipeline capacity or provide other commodity sources for our marketing activities by completing these financing transactions. Our structured financing business was started in 1997 with our first pre-pay transaction and our asset-based lending business was launched in 1998.

    As of December 31, 2000, we have provided or committed approximately $500 million of capital to our clients. Most of our transactions are valued at between $10 and $40 million with a term of 24 to 60 months. The following is a representative example of one of our structured financing solutions.

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  A producer of natural gas reserves needs capital to extract natural gas from the ground. We provide the producer with a loan with a fixed-interest rate that is collateralized with proven reserves. We also enter into a contract with this producer under which we purchase the extracted natural gas for a fixed price. Our purchase of the extracted natural gas ensures a revenue stream for the producer's loan payments to us. In addition, it provides us with additional liquidity in the natural gas trading market. We also secure the producer's loan by taking an interest in the natural gas reserves.

    The majority of our clients for our Capital Services fall into four categories:

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  independent oil and natural gas producers looking for funding for acquisitions or to develop proven reserves;

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  independent power generators that are required to invest capital as part of their supply commitment;

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  energy asset owners and developers that trade capacity rights in storage and other projects to finance new projects; and

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  industrial clients desiring off balance sheet financing for energy assets.

    We also engage in municipal pre-pay transactions. In these transactions, we agree to provide energy commodities to a municipality for an extended period of time (generally 10 to 12 years) at a fixed cost, and the municipality agrees to pre-pay us for the commodity we are obligated to deliver in the future. Usually, a municipality will make this prepayment by issuing long-term taxable or tax-exempt bonds. We have closed five of these transactions with an aggregate pre-payment amount of approximately $1 billion. Our ability to leverage our marketing and trading skills, our sources of capital and our energy assets enables us to be a very active and competitive participant in this market.

  New Initiatives

    We intend to leverage our experience and expertise in the energy market to capitalize on other growth opportunities. Currently, we are focusing on three growth areas: the bandwidth capacity market, new opportunities in Europe and e-commerce marketing and trading.

    Bandwidth Capacity Market.  The commodity market for bandwidth capacity has just begun to develop. We believe that our experience and success in energy-related commodity marketing can be extended into bandwidth capacity marketing. To capitalize on the emerging bandwidth capacity commodity market, we established a bandwidth capacity trading desk for the purpose of buying and selling for future delivery, capturing arbitrage opportunities and risk management services for industry participants.

    The infrastructure required to develop a trading desk was similar to our existing energy trading platform. We do not believe that this startup will require any additional significant capital investment. By the end of 2001, our goal is to be recognized as a leading bandwidth capacity trading organization with the ability to offer clients risk management services.

    On February 27, 2001, we signed an agreement with Global Crossing Ltd., giving us control over 15,000 miles of fiber-optic capacity covering significant portions of the U.S. market. We believe that control of this capacity will enhance and support our bandwidth capacity marketing and trading initiatives.

    Also, on October 26, 2000, we entered into a long-term agreement to utilize LighTrade's neutral pooling points. Pooling points are hubs that facilitate trading by serving as central points of interconnection for telecommunications networks and allowing for real-time provisioning of capacity. Pooling points are integral to the development of the bandwidth capacity trading market, as they allow networks that are otherwise not connected to be brought together in one central facility. This will significantly cut down on our provisioning time when a trade is completed.

    New Opportunities in Europe.  Our European Wholesale Services business is located in London and provides wholesale marketing and trading services, as well as risk management products and services, to our clients in the United Kingdom and continental Europe. In addition to our London headquarters, we also have offices in Crewe and Bath in the United Kingdom; Madrid, Spain; Essen, Germany; Hamilton, Bermuda; and Sandefjord, Norway. As Europe continues to deregulate its energy markets, we expect to enter additional European markets, evaluating each potential market based on criteria including industrial energy requirements, market size, local energy prices, volatility of energy prices relative to other countries and energy infrastructure characteristics.

    Our European trading, marketing and risk management operations utilize the same business model, including risk management and control policies, as we use in North America, incorporating the relevant differences between these markets. Currently, the primary difference between the European and North American market is the much lower level of liquidity of gas and power markets in Europe. This difference is largely the result of market maturity. In North America, natural gas deregulation began nearly 15 years ago and preceded power deregulation. In continental Europe, restructuring of power markets began less than two years ago and restructuring of the gas markets is in its infancy. Given the steps toward deregulation already made in Europe and the lessons learned from energy deregulation from North America, we expect liquidity to increase steadily in European gas and power markets. We believe we will capitalize on these developments by drawing on our North American experiences to offer the products and services that customers will need in a dynamic new energy environment.

    We believe that there is significant growth opportunity for our Wholesale Services business in Europe. Our strategic intent is to leverage our knowledge and expertise obtained from our North American trading, marketing and risk management experience. Once we have established the necessary clearing capability and client relationships, we intend to offer risk management solutions to our clients and to expand into natural gas and power asset investments as market opportunities arise. We expect that we will initially acquire, develop or control natural gas storage, natural gas pipelines and power generation. In contrast to the North America market, the continental European energy asset market is generally oversupplied. However, we believe there will be numerous opportunities to acquire attractive energy assets as the European energy market deregulates and energy prices begin to reflect the supply and demand of energy commodities.

    E-commerce Marketing and Trading.  We believe that the Internet will increasingly become the favored platform for business transactions as the energy marketplace seeks cost efficiencies by replacing the high-cost buyer and seller discovery process. In early 2000, we partnered with five other energy companies (American Electric Power Company, Inc., Duke Energy Corporation, El Paso Energy Partners, L.P, Reliant Resources, Inc., and Southern Energy, Inc.) to create a neutral trading platform (not owned or dominated by any one company) where buyers and sellers could transact business with multiple parties. In July 2000, these partners joined the IntercontinentalExchange.com, or "ICE," which is an Internet trading platform that automates the traditional wholesale brokerage process. ICE trades over-the-counter precious metals and oil as well as gas and power. The initial investors in ICE include BP Amoco plc, Deutsche Bank AG, Goldman Sachs & Co, Morgan Stanley Dean Witter & Co, Royal Dutch/Shell Group, SG Investment Banking, Totalfina Elf and Continental Power Exchange, all of which provide ICE with trading technology and management expertise. This partnership is one of the most widely distributed online professional marketplaces in the world. Over 130 of the world's largest energy and financial commodity firms participate in ICE, and we believe it will become the dominant site for energy transactions in North America.

    We also may introduce additional platforms that bring buyers and sellers together to provide commodities and services for commercial and industrial customers. We recently developed www.YourEnergySource.com, a neutral, online platform which enables buyers and sellers to efficiently manage the energy procurement process. We believe this platform assists large commercial and industrial buyers and sellers in the procurement of customized commodity and service offerings. This platform's advantages include:

  •
  extending energy suppliers' market reach;

  •
  reducing the customer's cost because the seller is not required to employ a direct sale force; and

  •
  providing additional products and services to retail suppliers.

    In addition to forming new e-commerce businesses, we intend to leverage our current product portfolio by offering our products to the marketplace through the Internet, including risk management products through www.GuaranteedWeather.com. We also recently upgraded our website, www.aquila.com, to now include AquilaInsider SM, an information service for our customers which provides market information and our market perspectives.

Capacity Services

    Our Capacity Services business segment owns, controls, develops and operates energy-related assets. Our energy assets complement our Wholesale Services business segment by providing power, natural gas and coal supplies and an enhanced ability to structure innovative new products and services for clients. Part of our strategy is to diversify our capacity assets into various regions to geographically balance our portfolio, reducing our concentration risk. Our physical energy assets include electric generation assets; natural gas transportation, gathering and processing assets; natural gas storage; and a coal terminal and handling facility. Set forth below is a summary of our assets positions including contractually controlled or leased facilities.

CAPACITY SERVICES ASSETS

Asset	Capacity
Power Generation(1)	4,107 MW
Natural Gas Transportation	1.6 Bcf/d
Natural Gas Processing	30,000 Bbls/d NGLs
Natural Gas Gathering	13 systems
Natural Gas Storage(2)	41.5 Bcf
Coal Terminal	5 million tons annual throughput

(1)
Aquila's net annual generation for projects owned, controlled or under development.

(2)
Aquila's net working gas storage capacity, including capacity that is owned, controlled and under development.

Power Generation Assets

    We own or control approximately 4,100 MW of power generation capacity, including capacity currently under development. Our strategy for increasing this capacity is to build or lease additional assets. We also intend to purchase single operating assets, or portfolios of assets, such as our recent acquisition of GPU International.

    Set forth below is a chart detailing our generation assets.

GENERATION ASSETS

In Operation	Project	Location	Primary Fuel	# of Units	Gross MW	Aquila Net MW
Owned	Mid-Georgia	GA	natural gas	1	305	148
	Lake Cogen	FL	natural gas	1	110	110
	Onondaga	NY	natural gas	1	91	75
	Selkirk	NY	natural gas	1	345	69
	Orlando	FL	natural gas	1	126	63
	Pasco	FL	natural gas	1	109	54
	Prime Energy	NJ	natural gas	1	65	33
	Lockport Energy Assoc	NY	natural gas	1	180	30
	Stockton Cogen	CA	coal	1	60	30
	BAF	CA	natural gas	1	120	28
	Badger Creek	CA	natural gas	1	50	25
	Rumford	ME	coal	1	85	21
	Rockfort	Jamaica	diesel	1	60	14
	Koma Kulshan	WA	hydro	1	14	7
	Topsham	ME	hydro	1	14	7
Contracted	Batesville	MS	natural gas	1	279	279

Subtotal				16	2,013	993
In Construction
Contracted	Elwood II-III	IL	natural gas	1	604	604
	Acadia	LA	natural gas	1	580	580
	Aries	MO	natural gas	1	290	290

Subtotal				3	1,474	1,474
Under Development
Owned	Southeast Project I	—	natural gas	1	340	340
	Midwest Project I	—	natural gas	1	340	340
	Midwest Project II	—	natural gas	1	340	340
	Midwest Project III	—	natural gas	1	340	340
	Midwest Project IV	—	natural gas	1	280	280

Subtotal				5	1,640	1,640

Grand Total				24	5,127	4,107	(1)

(1)
In addition, we have the right to market up to an additional 6,380 MW of capacity under short-term, renewable contracts with terms ranging from one year to 18 months. These contracts allow us to market the power from a particular plant on a daily basis if the plant has excess capacity and the then-current market price for power exceeds the cost of generating the power.

    Generally, we seek to sell a portion of the capacity from our domestic facilities to the wholesale electricity grid and large industrial customers under fixed-price purchase contracts, fixed-capacity payments or contracts to purchase generation at a predetermined multiple of either natural gas or oil prices. This provides us with greater cash flow certainty for the capacity sold while allowing us flexibility with respect to the rest of our generation output. To determine our long-term sales strategy, we evaluate the regional forward power market together with our own region-by-region analysis of projected future prices. We also take operational constraints and operating risk into consideration in making this determination. We often seek to hedge a portion of our fuel costs, which are generally linked to our power sales.

    An important aspect of our strategy is to expand our portfolio of generation capacity. Recently, we entered into the following agreements:

  •
  On March 15, 2001, we signed an agreement to purchase ten turbines from General Electric. In the past twelve months, we have ordered a total of 21 turbines. We expect to use these ten newly ordered turbines, each capable of producing 85 MW of power, in simple-cycle facilities by the summer of 2003 and expect that many will be used in projects in the Midwest. We currently plan to install four of the remaining eleven turbines at our Southeast and Midwest project locations. These four units are scheduled to commence operation in the summer of 2002. Also we expect that the remaining seven turbines will be utilized to support commercial operations by the summer of 2003. We intend to fund the purchase of most of these turbines at the project level on either a recourse or non-recourse basis.

  •
  On December 22, 2000, we acquired GPU International, Inc., a wholly owned subsidiary of GPU, Inc., for $225 million. Through this acquisition, we acquired interests in six independent U.S.-based generating plants giving us control over approximately 500 MW of capacity.

  •
  On October 25, 2000, we announced a 15-year agreement with Elwood Energy, LLC, a joint venture between subsidiaries of Peoples Energy Corporation and Dominion Resources Inc., for the output of Elwood's Phase II expansion of its natural gas-fired peaking facility. The agreement provides us with approximately 600 MW of the total 750 MW of additional output from the expansion, which we expect to become operational in the summer of 2001.

  •
  On October 20, 2000, we announced a 20-year contract with Cleco Corporation and Calpine Corporation for 580 MW of output from the Acadia Power Plant currently under construction in Acadia Parish, Louisiana. The combined-cycle plant, which we expect to be operational in July 2002, is jointly owned by Cleco and Calpine. Under a contractual agreement, we will supply the natural gas necessary to generate the 580 MW of electricity generated by the plant, and will own and market the power produced.

    We have contracted for 50% of the output from a 580 MW facility under construction in Pleasant Hill, Missouri. We expect this plant will be operational in June 2001. This project is funded completely at the project level on a non-recourse basis.

    As we develop and operate our generation asset portfolio, we continue to expand our expertise to include capabilities such as sighting, developing and constructing natural gas-fired generation assets. Our aim is to constantly broaden our operational, commercial and financial expertise, to further optimize our asset base.

Natural Gas Assets

    Pipeline, Gathering & Processing.  We gather, process, treat and transport natural gas and NGLs. As a part of this business, we own or have an interest in 13 natural gas gathering systems, three natural gas processing plants, and eight natural gas treating plants, all within Texas and Oklahoma. One of our gas gathering systems is comprised of the Oasis pipeline, a 600-mile intrastate pipeline system running from Waha, Texas, a major marketing hub in the Permian Basin of Texas, to Katy, Texas, a major Gulf Coast marketing hub with connections to most pipelines in the Gulf Coast area. We have an interest in the Oasis pipeline through our ownership of 50% of the Oasis Pipe Line Company. We also provide essential services to natural gas producers by connecting producers' wells to our gathering systems, compressing and treating natural gas, gathering natural gas for delivery to our processing plants, processing the natural gas to remove NGLs, and providing access for the natural gas and NGLs to be transported to various markets.

    Set forth below are our pipeline assets.

PIPELINE ASSETS

Pipeline	Location	Approximate Miles of Pipeline	Total Capacity MMcf/d	Aquila Net Capacity (MMcf/d)
SETPS and Katy Pipeline	TX	2,420	732	732
Oasis Pipeline (1)	TX	600	1,000	500
Elk City Gathering System	OK	204	130	130
Others	—	686	369	243

Total		3,910	2,231	1,605

(1)
We currently own a 50% interest in Oasis Pipe Line Company. The Oasis pipeline is operated by Oasis Pipe Line Company.

    Our principal pipeline assets are located in major natural gas producing areas in Southeast Texas and Western Oklahoma.

  •
  Our Southeast Texas Pipeline System, or "SETPS," is located in the Austin Chalk region in Central and Southeast Texas and our Katy Pipeline connects our SETPS to the Katy Hub, providing an important outlet for the delivery of natural gas destined for the Houston Ship Channel Market. These pipelines consist of approximately 2,420 miles of pipeline with total gross natural gas throughput capacity of approximately 732 MMcf/d.

  •
  The Oasis pipeline has 1,000 MMcf/d of intrastate transportation capacity. The Oasis pipeline connects the Waha Hub, our SETPS and the Katy Hub. The Oasis pipeline is also strategically located in the Houston-Austin-San Antonio triangle and is well positioned to supply natural gas to the growing independent power producer market. In December 2000, we obtained an additional 15% interest in Oasis Pipe Line Company (bringing our total ownership interest to 50%). In 1997, we sold 5% of Oasis Pipe Line Company's common stock to El Paso Energy as a result of El Paso's exercise of an option to acquire this stock. No gain or loss resulted from either of these two transactions.

  •
  Our Elk City Gathering System is located in the Anadarko Basin and consists of approximately 204 miles of pipeline with total gross natural gas throughput capacity of approximately 130 MMcf/d.

    We also own, or have an interest in, several other natural gas gathering systems located in East, West and South Texas and Oklahoma totaling approximately 686 miles of pipeline with total natural gas throughput capacity of approximately 369 MMcf/d.

    Our natural gas gathering and processing activities include locating and contracting to purchase natural gas supplies, operating and maintaining systems of gathering pipelines that connect these natural gas supplies to transport lines and natural gas processing plants, and operating and maintaining processing plants linked to our gathering systems.

    We own and/or operate an interest in three natural gas processing plants, each of which is associated with one of our pipeline gathering systems. Our processing plants complement our gathering operations by enabling us to offer producers the option of wellhead purchase or processing contracts. All of our natural gas processing plants are modern plants with efficient liquid recovery processes and provide access to nearby markets for the sale of NGLs, thus reducing transportation costs. Our natural gas processing plants include the following:

  •
  LaGrange. Our LaGrange, Texas natural gas processing plant is connected to the SETPS and is one of the largest NGL producing facilities in the United States. This facility has a natural gas throughput capacity of approximately 230 MMcf/d and a peak day NGL extraction capability of approximately 30 MBbls/d.

  •
  Elk City. Our Elk City, Oklahoma processing plant has a throughput capacity of approximately 115 MMcf/d and a peak day NGL extraction capability of approximately 6.3 MBbls/d.

  •
  Benedum. We have a 20% interest in the Benedum, Texas natural gas processing plant which has an aggregate natural gas throughput capacity of approximately 100 MMcf/d and a peak day NGL extraction capability of approximately 11 MBbls/d.

    We also own or have an interest in eight natural gas treatment plants with a natural gas throughput capacity of approximately 480 MMcf/d, all of which are located on, or adjacent to, our pipeline systems. To optimize the flow of natural gas through our pipeline systems, we own or have an interest in a total of 52 field compressor stations comprised of 93 compressor units with an aggregate of approximately 65,595 horsepower.

    Natural Gas Storage.  We are continuing to build a portfolio of high deliverability salt cavern natural gas storage facilities to complement our marketing and trading business. We believe that salt storage is a cost-effective alternative to building new transportation, and is capable of meeting the increasing supply needs of the rapidly expanding natural gas-fired generation markets. We expect to secure new facilities both through new development projects and by acquiring existing storage facilities.

    Set forth below are our natural gas storage assets.

NATURAL GAS STORAGE ASSETS

Name	Location	Net Working Gas Capacity (Bcf)
Katy(1)	TX	20.0
Hole House(1)	U.K.	2.0
National Fuels(2)	PA	1.8
NGPL(2)	TX/LA	10.8
Moss Bluff(2)	TX	1.0
Egan(2)	LA	.8
Sabine(2)	LA	.6
Nicor(2)	IL	4.0
Aeco(2)	Canada	0.5

Total		41.5

(1)
Owned

(2)
Capacity controlled through short-term contracts as of December 31, 2000.

    We own and operate a natural gas storage facility with 20 Bcf of working gas storage capacity at the Katy Hub. This storage facility has the ability to inject up to 200 MMcf of natural gas per day and to withdraw 400 MMcf of natural gas per day. We have approved a capital expenditure plan designed to enhance the physical operations of this facility which we believe will increase its commercial flexibility and optimize our return on this investment. We recently completed the initial development of the Hole House natural gas storage facility with 2 Bcf of working gas storage capacity in Cheshire, England. This facility began initial phases of commercial operation in early February 2001. We believe the Hole House facility will have the ability to inject up to 100 MMcf of natural gas per day and to withdraw up to 200 MMcf of natural gas per day.

Coal Assets

    We own and operate a full service coal dock and material handling facility strategically located on the Big Sandy River in Huntington, West Virginia. We estimate that coal-fired plants generate 56% of the power in the United States. Currently, on an annual basis, more than 53 million tons of coal are delivered to clients via the Ohio, Big Sandy and Kanawha rivers. Many of these plants are located in the region served by our coal dock.

    This facility has the capability to receive coal by truck, rail, and barge and to load coal to barge and rail. It has the capacity to move 5 million tons of coal and related products annually and more than 450,000 tons of coal storage capacity. The dock also supports our marketing and trading business by enabling physical settlement.

Risk Management and Controls

    Our internal risk management and control structure effectively monitors our risk exposure associated with our Wholesale Services business segment and our Capacity Services business segment. UtiliCorp's and our management have historically overseen our risk management and control structure and will continue to do so following this offering; however, we will assume full responsibility for these functions upon UtiliCorp's intended distribution of our capital stock. Our control infrastructure is built on the following fundamental principles:

  •
  Our board of directors regularly monitors our business and sets our value-at-risk limitations;

  •
  We have an independent Trading Control Officer who reports directly to our chairman of the board and our board of directors;

  •
  Our trading functions and our risk control functions are separate to ensure an independent and unbiased review of our financial and physical positions;

  •
  We supplement our value-at-risk limits with volumetric limits, loss limits and periodic stress testing to effectively manage our portfolio risks;

  •
  We have incorporated all of the underlying principles set forth in the Group of Thirty Study, Derivatives: Practices and Principles into our control systems;

  •
  We utilize state of the art risk management software;

  •
  We mark our positions to market daily;

  •
  We use dynamic risk models to measure our risks;

  •
  We allocate authorized trading limits across our various products and further allocate those limits down to the individual traders;

  •
  We have a credit department that monitors the credit worthiness of our counterparties and tracks trading credit limits; and

  •
  We have institutionalized a clear separation of duties among our front office (trading origination), our middle office (product scheduling and contract administration) and our back office (trade settling and accounting) which we believe strengthens our control of our operations by providing for a series of checks and balances.

    We have over 10 years of experience as a top risk intermediary and market maker in various exchange-traded contracts, over-the-counter products, derivatives and physical commodities. We believe we are the industry leader in incorporating our significant experience in sophisticated risk management tools into products and services offered.

    While our risk management and control structure reduces our financial exposure, it does not limit our potential losses but rather acts as a performance measure to aid our management in monitoring our trading positions. For example, our value-at-risk limit seeks to limit our losses on any day to a certain dollar amount approved by our board. This means that if prices moved against our positions, our pre-tax loss in liquidating our portfolio would not be expected to exceed this approved amount within a 95% confidence level. A 95% confidence level means that we believe that 95% of the time we would not expect our pre-tax losses resulting from any net long or short positions to exceed the approved amount. In calculating our value-at-risk, we make a number of assumptions which, if determined to be incorrect, may result in possible pre-tax losses in excess of our value-at-risk limit. We measure our value-at-risk on a daily basis. It is possible that on an intra-day basis our value-at-risk may exceed the approved amount. We mitigate against this risk by imposing the additional risk control mechanisms described above.

Competition

    All of our businesses are highly competitive. We encounter strong competition from companies of all sizes and levels of financial and personnel resources.

    Our Wholesale Services business segment competes with major national and international full service energy providers, energy merchants, producers and pipelines for sales based on our ability to aggregate competitively priced commodities from a variety of sources and locations and to utilize efficient transportation. With respect to our marketing and trading operations, we believe that:

  •
  clients will increasingly scrutinize the financial status of their suppliers to assure that any contract obligations entered into will be met;

  •
  the financial cost of doing business can potentially escalate with the increasing role of energy service providers;

  •
  the impact of e-commerce is quickly becoming a significant factor in business and will become the primary enabler, changing how the energy industry conducts business;

  •
  increased availability of pricing information to industry participants will continue to exert downward pressure on per-unit profit margins in the industry;

  •
  suppliers and transporters will demand more stringent credit terms to secure performance;

  •
  suppliers will have to be multi-fuel marketers; and

  •
  large competitors having significant liquidity and other resources will compete with us for similar business.

    Considering all these factors, we believe our financial condition and our access to capital markets will play an increasing role in distinguishing us from many of our competitors. In addition, we believe that new methods for mitigating risk and technological advances in executing transactions will differentiate the competition in the near term. Operationally, we believe our ability as an energy merchant to effectively manage cost, along with our proven capability to effectively combine competitively priced commodities and value-added risk management products and services are critical to our success in our marketing and trading business.

    The demand for power may be met by generation capacity based on several competing technologies, such as natural gas-fired or coal-fired cogeneration and power generating facilities fueled by alternative energy sources including hydro power, synthetic fuels, solar, wind, wood, geothermal, waste heat, solid waste and nuclear sources. Our power generation business competes with other non-utility generators, regulated utilities, unregulated subsidiaries of regulated utilities and other energy service companies in the development and operation of energy-producing projects. The trend towards deregulation in the United States wholesale electric power industry has resulted in a highly competitive market for acquisition and development of domestic power generating facilities. As U.S. regulated utilities seek non-regulated investments, federal regulators push for greater competition in wholesale power markets. This trend can be expected to continue for the foreseeable future.

    Natural gas competes with other forms of energy including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and regulations, the capability to convert to alternative fuels and other factors, including weather, affect demand for natural gas and the level of business of natural gas assets. Our natural gas marketing business faces significant competition from a variety of competitors including major integrated oil companies, major pipeline companies and their marketing affiliates and national and local natural gas gatherers, processors, brokers, marketers and distributors of varying sizes and experience. The principal areas of competition include obtaining natural gas supplies for gathering and processing operations, marketing natural gas, offering flexible and tailored pricing structures to meet changing needs and aggregating customers. Competition typically arises as a result of the location and operating efficiency of facilities, the reliability of services and price and delivery capabilities.

    Our natural gas gathering, processing, pipeline and storage business faces significant competition from a variety of competitors including major integrated oil competitors, major pipeline companies and national and local natural gas gatherers, processors and distributors of varying sizes and experience. Competition typically arises as a result of the location and operating efficiency of the facilities, the ability to connect wells promptly, efficiently operate pipelines, the ability to ensure reliable gas deliveries and price.

Regulation

    General.  We are subject to the laws, rules and regulations of the jurisdictions in which we conduct our operations. The regulatory burden on the energy industry increases its cost of doing business and, consequently, affects its profitability. Inasmuch as these rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such regulations. These rules and regulations affect the industry as a whole; therefore, we do not believe that we are affected in a significantly different manner from our competitors.

    Our international operations are subject to the jurisdiction of numerous governmental agencies in the countries in which our businesses operate. Generally, many of the countries in which we do and will do business have recently developed or are in the process of developing new regulatory and legal structures to accommodate private and foreign-owned businesses. These regulatory and legal structures and their interpretation and application by administrative agencies are relatively new and sometimes limited. Many detailed rules and procedures are yet to be issued. The interpretation of existing rules can also be expected to evolve over time. We believe that our operations are in compliance in all material respects with all applicable laws and regulations in the applicable foreign jurisdictions.

    UtiliCorp's plan to distribute our capital stock to its stockholders requires regulatory approval from the FERC under the FPA and may require regulatory approval of several state public service commissions. We cannot assure you that UtiliCorp will obtain the requisite approval from the FERC or the state regulatory commissions on a timely basis or on conditions acceptable to UtiliCorp. UtiliCorp may determine not to complete the distribution based on the lack of requisite regulatory approval or an assessment that timely approval cannot be obtained or can be obtained only on conditions unacceptable to UtiliCorp.

    Natural Gas Federal Regulation.  The interstate transportation and sale for resale of natural gas is subject to regulation by the FERC under the Natural Gas Act of 1938, or "NGA," and, to a lesser extent, the Natural Gas Policy Act of 1978, or "NGPA."

    Specifically, the rates, terms and conditions for the transportation or sale of natural gas in interstate commerce is subject to FERC regulation. The NGA requires that those rates be just and reasonable. Moreover, the NGA gives the FERC jurisdiction over the construction of natural gas pipeline and storage facilities that are used to transport or store natural gas in interstate commerce. Before commencing with the construction of such facilities, an entity must obtain from the FERC a certificate of public convenience and necessity. There are numerous requirements applicable to the FERC's issuance of certificates; among other things, a detailed review must be conducted of the potential environmental impacts of the proposed construction activity. We do not currently own or operate any natural gas facilities that are subject to regulation under the NGA, and we do not own or operate any facilities that have received or are required to have received a certificate under the NGA.

    The NGPA authorizes certain types of natural gas transportation services. Among other things, section 311 of the NGPA allows the FERC to authorize intrastate pipelines to transport natural gas on behalf of interstate pipelines and local distribution companies. The FERC regulations provide that intrastate pipelines providing these services must charge fair and equitable rates. The regulations further provide various methods for determining whether rates being charged are fair and equitable. We currently own a natural gas storage facility, and a portion of an intrastate pipeline, that provide section 311 services. These facilities are, therefore, subject to applicable federal and state regulations concerning the services they may provide and the rates they may charge.

    Natural Gas State Regulation.  Certain of our activities are subject to regulation by the Railroad Commission of Texas, or "RCT," pursuant to its jurisdiction over common purchasers and natural gas utilities. We are subject to the common purchaser statutes and regulations, and are also subject to regulation as an intrastate gas utility.

    The RCT has authority to regulate the volumes of natural gas purchased by common purchasers and the rates charged for the intrastate transportation and sale of natural gas by gas utilities in Texas. Under the Texas Utilities Code and other Texas statutes, the RCT has the duty to ensure that rates for the transportation and sale of natural gas are just and reasonable and gas utilities are prohibited from charging rates that are unreasonably preferential, prejudicial or discriminatory. We believe that our RCT jurisdictional activities and tariffs are in compliance with applicable laws and regulations.

    Our Oklahoma operations are subject to regulation by the State of Oklahoma. The majority of these regulations are administered by the Oklahoma Corporation Commission, or "OCC." Any entity engaged in the business of carrying or transporting natural gas by pipeline is declared to be a common carrier under Oklahoma law and is prohibited from any unjust or unlawful discrimination in the carriage, transportation or delivery of gas. Although Oklahoma law may be sufficiently broad to permit the OCC to set rates and terms of service for the transportation and delivery of natural gas involving our Oklahoma assets, the OCC has not done so to date. There can be no assurance that the OCC will not do so in the future. Recent Oklahoma legislation prohibits entities that gather gas for hire from charging any fee which is unjustly or unlawfully discriminatory. We do not expect this legislation to have a significant impact on our operations.

    An entity carrying or transporting natural gas by pipeline which is engaged in the business of purchasing natural gas is declared to be a common purchaser under Oklahoma law and is required to purchase without discrimination in favor of persons or price all natural gas in the vicinity of its lines. Ratable purchase is required if a purchaser is unable to purchase all gas offered. To date, such legislation has not had a significant effect on our Oklahoma operations.

    The OCC regulates the amount of gas that producers can sell or deliver to us. Currently, substantially all gas received by us through our Oklahoma operations is produced from wells for which the OCC establishes allowable production rates at quarterly hearings based upon the OCC's determination of the market demand.

    Natural Gas Marketing.  Commencing in 1985, the FERC promulgated a series of orders and regulations adopting changes that significantly altered the business of transporting and marketing natural gas by fostering competition. The thrust of these regulations was to induce interstate pipeline companies to provide nondiscriminatory transportation services to producers, distributors and other shippers. The effect of the foregoing regulations has been the creation of an open access market for natural gas purchases and sales and the creation of a business environment that has fostered the evolution of various privately negotiated natural gas sales, purchase and transportation arrangements. Regulations in Canada have resulted in a similar business environment in that country. The sale for resale of natural gas in North America has substantially completed its evolution to an open access market.

    In Canada, certain federal and provincial regulatory authorities require parties to hold export or removal permits for transactions pursuant to which natural gas is to be exported from the jurisdiction in which it is produced. These requirements apply whether the natural gas is removed from one province to another or from a province to the United States. We hold permits from the provinces of Alberta, British Columbia, Manitoba, Saskatchewan, Ontario and Quebec, and from the Canadian National Energy Board and the United States Department of Energy for such purposes.

    Natural Gas Processing.  The primary function of our natural gas processing plants is the extraction of NGLs and the conditioning of natural gas for marketing, and not natural gas transportation. The FERC has traditionally maintained that a processing plant is not a facility for transportation or sale for resale of natural gas in interstate commerce and therefore is not subject to jurisdiction under the NGA. Even though the FERC has made no specific declaration as to the jurisdictional status of our natural gas processing operations or facilities, we believe our natural gas processing plants are primarily involved in removing NGLs and therefore exempt from FERC jurisdiction.

    Natural Gas Gathering.  The NGA exempts natural gas-gathering facilities from the jurisdiction of the FERC. Interstate transmission facilities, on the other hand, remain subject to FERC jurisdiction. The FERC has historically distinguished between these two types of facilities on a fact-specific basis. We believe our gathering facilities and operations meet the current tests used by the FERC, and that they constitute nonjurisdictional gathering facilities. The FERC's articulation and application of the tests used to distinguish between jurisdictional pipelines and nonjurisdictional gathering facilities have varied over time. While we believe our gathering facilities are not FERC jurisdictional, no assurance can be given that such facilities will remain classified as such in the future. The possibility exists that the rates, terms and conditions of the services rendered by those facilities, and the operation of the facilities, will be subject to regulation by the FERC or by the various states in the absence of FERC regulation.

    Other Natural Gas Regulatory Issues.  Our natural gas purchases and sales are generally not regulated by the FERC or other regulatory authorities; however, as a natural gas merchant, we depend on the natural gas transportation and storage services offered by various pipeline companies that are regulated by the FERC and state regulatory authorities to enable the sale and delivery of our natural gas supplies. Additionally, certain of our other pipeline activities and facilities are involved in intrastate transportation and storage services and are subject to various federal and state regulations which generally regulate the rates, terms and conditions of service.

    Power Marketing Regulation.  The FPA and rules promulgated by the FERC regulate the transmission of electric power in interstate commerce and sales for resale of electric power. As a result, portions of our operations are under the jurisdiction of the FPA and the FERC. In April 1996, the FERC adopted Order 888 to expand transmission service and access and to provide alternative methods of pricing for transmission services. Order 888 was intended to open the FERC-jurisdictional interstate transmission grid in the continental United States to all qualified persons that seek transmission services. Owners of FERC-jurisdictional transmission facilities are required to provide non-discriminatory open access to those facilities with rates, terms and conditions that are materially comparable to those that the owner imposes on itself. Order 888 was upheld by the FERC in March 1997 and affirmed in all material respects by the U.S. Court of Appeals for the District of Columbia Circuit in June 2000. Second generation implementation issues arising out of Order 888 abound. These include issues relating to power pool structures and transmission pricing. These too will likely find their way to the courts, and their outcome cannot be predicted.

    In December 1999, the FERC issued Order 2000 addressing some of the significant regional transmission issues. Among other things, Order 2000 required transmission-owning utilities that do not already participate in an independent system operator, or "ISO," to file plans by October 2000, to detail their participation in an organization that will control the transmission facilities within a region, while those utilities that already participate in an ISO must submit filings in January 2001. Filings by many utilities and regional transmission entities are now on file and pending review at the FERC. Our electric marketing transactions may be impacted by the functioning of these new regional transmission organizations. Order 2000 allows significant flexibility in the structure and operation of these new organizations and thus their impact on our power marketing business cannot be predicted.

    Power Generation Regulation.  Historically in the United States, regulated and government-owned utilities have been the only significant producers of electric power for sale to third parties. The enactment of PURPA in 1978 encouraged companies other than utilities to enter the electric power business by reducing their regulatory burdens. In addition, PURPA and its implementing regulations created unique opportunities for the development of cogeneration facilities and small power production facilities by requiring utilities to purchase electric power generated by such facilities that meet certain requirements, referred to as "qualifying facilities." As a result of PURPA, a significant market for electric power produced by independent power producers developed in the United States. The benefits and exemptions afforded by PURPA to qualifying facilities are important to us and our competitors.

    In 1992, Congress enacted the Energy Act which amended the FPA and PUHCA. Among other things, the Energy Act created new exemptions from PUHCA for independent power producers selling electric energy at wholesale, increased electricity transmission access for independent power producers and certain other entities and reduced the burdens of complying with PUHCA's restrictions on corporate structures for owning or operating generation or transmission facilities in the United States or abroad. The Energy Act has enhanced the development of independent power projects and has further accelerated the changes in the electric utility industry that were initiated by PURPA.

    Changes in PURPA, PUHCA and other related federal statutes may occur in the next several years. The nature and impact of such changes on our projects, operations and contracts is unknown at this time. We actively monitor these developments to determine such impacts as well as to evaluate new business opportunities created by the restructuring of the electric power industry. Depending on the outcome of these legislative matters, changes in legislation could have an adverse effect on current power sale and purchase contracts, could increase the number or strength of our competitors and could decrease our marketing opportunities and our profits.

    The enactment in 1978 of PURPA and the adoption of regulations thereunder by the FERC and individual states provide incentives for the development of small power production facilities and cogeneration facilities meeting criteria established by the FERC concerning the facility's size, fuel use and ownership and operating standards. In order to be a qualifying facility, a cogeneration facility must (i) produce not only electricity but also a FERC-mandated quantity of useful thermal output, (ii) meet

FERC-mandated operating and efficiency standards when oil or natural gas is used as a fuel source and (iii) not be more than 50 percent owned by an electric utility or electric utility holding company, or any combination thereof. In order to be a qualifying facility, a small power production facility must meet the same ownership criteria as qualifying cogeneration facilities and must have as its primary energy source biomass, waste, renewable resources, geothermal resources or some combination thereof. Small power production facilities must have a power production capacity of no more than 80MW, unless the primary energy source of the facility is solar, wind, waste or the facility qualifies under FPA Section 3(17)(E), in which case there is no maximum size for the facility. Hydroelectric small power production facilities also may be PURPA qualifying facilities if, among other things they impound or direct water by means of a new dam or diversion and meet FERC-specified environmental regulations. PURPA provides two primary benefits to qualifying facilities. First, qualifying facilities under PURPA are exempt from otherwise applicable requirements of PUHCA, the FPA and state laws respecting rate and financial regulation, except for state laws pertaining to sales of energy to a qualifying facility for the setting of avoided cost rates for purchases from the qualifying facility and establishing reliability procedures and standards. Second, PURPA requires that electric utilities purchase electricity generated by qualifying facilities at a price equal to the incremental cost that it would have cost the utility to generate or purchase the power from another source (i.e., the utility's "avoided cost"). PURPA also requires the utility to sell back-up power to the qualifying facility on a non-discriminatory basis. The FERC regulations permit qualifying facilities and utilities to negotiate agreements for utility purchases of power at rates other than the purchasing utility's avoided cost. If Congress amends PURPA, the statutory requirement that an electric utility purchase electricity from a qualifying facility could be eliminated and even the validity and effect of existing contracts could be adversely affected. Moreover, although current legislative proposals specify the honoring of existing contracts, repeal of the statutory purchase requirements of PURPA going forward could increase pressure to renegotiate existing contracts. Any changes that result in lower contract prices for qualifying facilities could have an adverse effect on our results of operations and financial position.

    The Congress passed the Energy Act to promote further competition in the development of new wholesale power generation sources. Through amendments to PUHCA, the Energy Act encourages the development of independent power projects that are certified by the FERC as EWGs. The owners or operators of EWGs are exempt from the provisions of PUHCA, but not from the FPA. The Energy Act also provides the FERC with extensive new authority to order electric utilities to provide other electric utilities, qualifying facilities and independent power projects with access to their transmission systems. However, the Energy Act does preclude the FERC from ordering transmission services to retail customers and prohibits "sham" wholesale energy transactions which appear to provide wholesale service, but actually are providing service to retail customers.

    The FPA grants the FERC exclusive ratemaking jurisdiction over wholesale sales of electricity in interstate commerce. The FPA provides the FERC with ongoing as well as initial jurisdiction, enabling the FERC to modify previously approved rates. Such rates may be based on a cost-of-service approach or through competitive bidding or negotiation on a market basis. Although qualifying facilities under PURPA are exempt from the FPA's rate-making and rate approval requirements, independent power projects (including EWGs) must obtain FERC acceptance of their rates under FPA Section 205 and wholesale sales of electric power pursuant to power marketing activities are also subject to the FERC acceptance on the basis that the rates either are cost-justified or are market-based. Independent power projects in which we have an interest and that are not qualifying facilities have been granted market based rate authority and comply with the FPA requirements governing approval of wholesale rates.

    State Regulatory Reforms.  Legislation is currently under review in various states that could affect natural gas and electric power marketing, power generation and the introduction of competition for retail electric power customers. This legislation, as well as other state regulatory reforms impacting our processing and gathering operations and other businesses, could likely impact us in the near term.

    With respect to the deregulation of the electric power industry on the state level, some states such as California and Pennsylvania already have opened substantial portions of their retail electric power markets to competition. Other states are considering doing so, or have implemented pilot programs to test the implementation of retail competition programs. However, the push for retail competition has slowed somewhat in light of the dramatic price swings for supplies of electric power in certain areas, such as occurred in the California market during the second half of 2000, and the public opposition that has arisen to the price swings that have occurred in some deregulated markets. It is uncertain at this time which states will implement fully operational retail competition programs or the schedule pursuant to which they will do so. While the ultimate impact of this type of state legislation on our businesses cannot be predicted with certainty, we do not believe that the outcome of these matters will have a material adverse effect on our operations or competitiveness.

Environmental

General Environmental Issues

    We are subject to a number of federal, state and local requirements relating to:

  •
  the protection of the environment; and

  •
  the safety and health of personnel and the public.

    These requirements relate to a broad range of our activities, including:

  •
  the discharge of pollutants into the air and water;

  •
  the identification, generation, storage, handling, transportation, disposal, record keeping, labeling, reporting of, and emergency response in connection with, hazardous and toxic materials and wastes, including asbestos, associated with our operations;

  •
  noise emissions from our facilities; and

  •
  safety and health standards, practices and procedures that apply to the workplace and to operation of our facilities.

    In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

  •
  construct or acquire new equipment;

  •
  acquire governmental permits, licenses and other approvals for facility development, construction, operation and expansion;

  •
  acquire marketable allowances or other credits for the right to emit pollutants from our facilities;

  •
  modify or replace existing and proposed equipment; and

  •
  clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities, including coal refuse piles.

    With the trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the number and types of assets operated by us subject to environmental regulations, we expect our environmental expenses to be substantial in the future. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose civil fines or liabilities for property damage, personal injury and possibly other costs.

    Air Emissions.  Our facilities are subject to the Federal Clean Air Act and many state laws and regulations relating to air pollution. These laws and regulations cover, among other pollutants, those contributing to the formation of ground-level ozone, carbon monoxide, sulfur dioxide, or "SO(2)" and particulate matter. As a general matter, our facilities emit these pollutants at levels within regulatory requirements. Fossil-fired power generating facilities typically qualify as major sources of air pollutants under federal and state air pollution laws, and are therefore subject to substantial regulation and enforcement oversight by the applicable governmental agencies.

  •
  Pollutants Contributing to Ozone. Substantially all of our facilities burn fossil fuels, primarily coal, oil or natural gas to produce electricity. The combustion of fossil fuels produces nitrogen oxides, or "NO(x)," which can react chemically with organic and other compounds present in the lower portion of the atmosphere to form ozone. Ozone in the lower portion of the atmosphere, ground-level ozone, is considered by government health and environmental protection agencies to be a human health hazard, which has prompted both the federal and state governments to adopt stringent air emission requirements for fossil fuel-fired generating stations. These requirements are designed to reduce emissions that contribute to ozone formation, with particular emphasis on NO(x).

  •
  Carbon Dioxide. In November 1998, the United States became a signatory to the Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Kyoto Protocol calls for developed nations to reduce their emissions of greenhouse gases, which are believed to contribute to global climate change. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is considered to be a greenhouse gas. The Kyoto Protocol, however, will not become enforceable law in the United States unless and until the U.S. Senate ratifies it. If the U.S. Senate ultimately ratifies the Kyoto Protocol and greenhouse gas emission reduction requirements are implemented, the resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel-fired facilities, including our facilities. Aside from the Kyoto Protocol, the current administration has indicated that it will not pursue limitations on carbon dioxide emissions. Nevertheless, bills recently introduced in Congress do include carbon dioxide emissions limitations. Similarly, a number of states, primarily located in the northeastern United States, are poised to include carbon dioxide limitations into state law. At this time there is no enforceable standard for carbon dioxide emissions, and it is unclear what effect, if any, current federal and state efforts to impose such a standard will have on our facilities.

  •
  Particulates. The U.S. Environmental Protection Agency, or "EPA," issued a new and more stringent national ambient air quality standard in July 1997 for fine particulate matter. Under the time schedule announced by the EPA when the new standard for fine particulates was adopted, geographical areas that were nonattainment areas for the standard were to be designated in 2002, and control measures for significant sources of fine particulate emissions were to be identified in 2005. On May 14, 1999, however, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the fine particulate standard to the EPA for further justification. As a result, there is no presently enforceable standard for fine particulates, and we do not know what impact, if any, future revision to this standard may have on our facilities. If an ambient air quality standard for fine particulates is promulgated, further NO(x) and SO(2) reductions may be required for those of our facilities located in areas where sampling indicates the ambient air does not comply with the final standards that are adopted.

    Water Issues.  The federal Clean Water Act generally prohibits the discharge of any pollutants, including heat, into any body of surface water, except in compliance with a discharge permit issued by a state environmental regulatory agency or the EPA. All of our facilities that are required to have such permits either have them or have timely applied for extensions of expired permits and are lawfully operating under the prior permit.

    The EPA has issued for public comment proposed rules that would impose uniform, minimum technology requirements on new cooling water intake structures. Similar rules for existing intake structures are expected in the summer of 2001. It is not known at this time what requirements the final rules for existing intake structures will impose and whether our existing intake structures will require modification as a result of such requirements.

    In July 2000, the EPA issued final rules for the implementation of the Total Maximum Daily Load, or "TMDL," program of the Clean Water Act. The goal of the TMDL rules is to establish, over the next 15 years, the maximum amounts of various pollutants that can be discharged into waterways while keeping those waterways in compliance with water quality standards. The establishment of TMDL values may eventually result in more stringent discharge limits in each facility's wastewater discharge permit. Such limits may require our facilities to install additional wastewater treatment equipment, modify operational practices or implement other wastewater control measures. Certain members of Congress have expressed to EPA concern about the TMDL program with respect to such issues as the scientific validity of data used to establish TMDLs as well as the costs to implement the program.

    Other.  In addition to environmental regulatory issues, the design, construction, operation and maintenance of our pipeline facilities are subject to the safety regulations established by the Secretary of the Department of Transportation pursuant to the Natural Gas Pipeline Safety Act, or "NGPSA," or by state regulations meetings the requirements of the NGPSA. We believe we are currently in substantial compliance, and expect to continue to comply in all material respects, with these rules and regulations.

    Our operations are subject to the requirements of the Federal Occupational Safety and Health Act, or "OSHA," and other comparable federal and state laws. The OSHA hazard communication standard, Emergency Planning and Community Right-to-Know Act in Title III of the Superfund Amendments and Reauthorization Act, and similar state and local laws and regulations require that information be compiled, reported and maintained regarding hazardous or extremely hazardous materials stored, used or produced in a company's operations. Much of this information must be provided to employees, state and local emergency response authorities, government agencies and the public. We believe we are currently in substantial compliance, and expect to continue to comply in all material respects, with these rules and regulations.

Employees

    As of December 31, 2000, we employed approximately 1,045 people. None of these employees are covered by collective bargaining agreements. We have never experienced a work stoppage, strike or labor dispute. We consider relations with our employees to be good.

Properties

    Our corporate offices currently occupy approximately 100,000 square feet of leased office space in Kansas City, Missouri. This lease expires in December 2009 subject to renewal options. We also occupy approximately 25,000 square feet of office space in London, England. This lease expires in 2015.

    In addition, we lease or own various real property and facilities relating to our generation assets and development activities, our natural gas gathering, transportation, processing and storage assets and our coal blending, storage and loading facility. Our principal asset facilities are generally described under "Business—Capacity Services." We believe we have satisfactory title to our assets in accordance with standards generally accepted in the energy industry, subject to exceptions which, in our opinion, would not have a material adverse effect on the use or value of the facilities.

    We believe that all of our existing office facilities are adequate for our needs through the end of 2001. If we require additional space, we believe that we will be able to secure space on commercially reasonable terms without undue disruption to our operations.

Legal Proceedings

    We are currently involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation or other proceeding that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and cash flows.

MANAGEMENT

Directors and Executive Officers

    The following table sets forth information with respect to our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Robert K. Green	39	Chairman of the Board and Director
Richard C. Green, Jr.	45	Director
Keith G. Stamm	40	Chief Executive Officer and Director
Edward K. Mills	41	President and Chief Operating Officer
Dan Streek	39	Chief Financial Officer and Treasurer
Jeffrey D. Ayers	40	General Counsel and Corporate Secretary
John A. Shealy	45	Senior Vice President, Corporate Development
Brock A. Shealy	40	Vice President, Human Resources

    Robert K. Green was elected our Chairman in January 2000 and he has served as a director since January 1995. He also serves as President and Chief Operating Officer of UtiliCorp, positions he has held since February 1996. He has also served as a member of UtiliCorp's board of directors since 1993. From 1993 until February 1996, Mr. Green served as UtiliCorp's Executive Vice President. Mr. Green joined UtiliCorp in 1988. Mr. Green also serves as Chairman of United Energy Limited and United Networks Limited, and a director of Quanta Services, Inc. and e.Scout.com. He received a B.S. in engineering from Princeton University and a law degree from Vanderbilt University.

    Richard C. Green, Jr. has been a director since November 2000. He has served as Chairman of the Board of UtiliCorp since February 1989 and as Chief Executive Officer of UtiliCorp since May 1985. Mr. Green also served as President of UtiliCorp from May 1985 through February 1996. Mr. Green is a director of BHA Group, Inc. and Yellow Corporation. He is a graduate of Southern Methodist University with a B.S. in business, majoring in financial accounting.

    Keith G. Stamm has been a director since December 1999 and our Chief Executive Officer and a Senior Vice President of UtiliCorp since January 2000. From August 1997 until January 2000, Mr. Stamm served as Chief Executive Officer of United Energy Limited, an Australian affiliate of UtiliCorp, and remains one of its directors. From 1985 until August 1997, he held various operating positions with UtiliCorp including Vice President, Energy Trading, and Vice President and General Manager, Regulated Power. Mr. Stamm joined UtiliCorp in 1983. He is a graduate of the University of Missouri with a degree in mechanical engineering and earned an M.B.A. degree from Rockhurst University.

    Edward K. Mills has served as our President and Chief Operating Officer since July 1998. He is also a Senior Vice President of UtiliCorp, a position he has held since July 1998. From 1993 until July 1998, Mr. Mills served as Senior Vice President and General Manager of Risk Management and Trading at UtiliCorp. Prior to joining UtiliCorp in 1993, Mr. Mills was Director, Risk Management and Product Development and a Senior Strategic Planning Analyst at Fina Oil and Chemical Co. He has also held management positions at Texas Commerce Bank and Springer Holding Company. He received a degree in English from the University of Texas and received an M.B.A. from Rice University.

    Dan Streek has been our Chief Financial Officer and Treasurer since November 2000. From January 2000 until November 2000, he was our Senior Vice President, Finance. Prior to joining us, Mr. Streek served as Vice President and Assistant Controller for UtiliCorp from July 1998 until January 2000 and was Director of Corporate Reporting and held other management positions at UtiliCorp from September 1994 until July 1998. Mr. Streek joined UtiliCorp in 1992. Mr. Streek began his career with Arthur Andersen LLP in 1984 where he was an Audit Manager serving clients in the energy industry. He is also a certified public accountant. He received a degree in business administration from the University of Nevada, Las Vegas, and an M.B.A. from Rockhurst University.

    Jeffrey D. Ayers has served as our General Counsel and Corporate Secretary since November 2000. From October 1999 until November 2000, he was our Senior Vice President, Legal & Regulatory Affairs. From 1995 until October 1999, he was the Managing Partner of the London office of the law firm of Blackwell Sanders Peper Martin LLP. Mr. Ayers has practiced law since 1985. When he was in private practice, he practiced primarily in the areas of mergers and acquisitions, international law and energy law, and actively represented us and UtiliCorp for over ten years. He received a B.S. in computer science from Graceland University and a law degree and an M.B.A. from the University of Iowa.

    John A. Shealy has been our Senior Vice President, Corporate Development since January 1999. From January 1997 until January 1999, Mr. Shealy was our Senior Vice President, Commodity Transaction Group—Origination. Prior to January 1997, he held various positions including Vice President, Risk Management and Trading and Vice President, Business Development. Mr. Shealy joined us in 1988 as a Business Development Executive. He received a degree in mechanical engineering from Colorado State University.

    Brock A. Shealy has been our Vice President, Human Resources since August 2000. From August 1999 until August 2000, Mr. Shealy served as Corporate Director, Employee and Labor Relations for UtiliCorp. Prior to August 1999, Mr. Shealy was a partner of the law firm of Blackwell Sanders Peper Martin LLP where he practiced primarily in the area of labor law and actively represented us and UtiliCorp for almost ten years. He received a degree in psychology from Drury College and his J.D. from the University of Missouri-Kansas City.

    Each of our executive officers serves at the discretion of our board of directors.

Board Structure and Compensation

    Prior to the day that UtiliCorp or an affiliate of UtiliCorp ceases to own at least a majority of the combined voting power of our outstanding capital stock, our board of directors will be elected annually by our stockholders. After that date, our board of directors will be divided into three classes serving staggered three-year terms.

    Directors who are also our employees or employees of UtiliCorp will receive no remuneration for serving as directors or committee members. We anticipate that our non-employee directors will receive an annual retainer of $35,000 in cash and $30,000 in options to acquire our stock. They will also receive meeting fees of $1,250 for each board meeting attended and $2,500 per year for each committee on which they serve. Directors may defer payment of their compensation. Non-employee directors do not receive retirement benefits or health or life insurance.

Board Committees

    Our board will have three standing committees: an audit committee, a compensation committee and a nominating committee. The board will appoint members of the audit committee within three months of the closing of this offering and members of the compensation committee and nominating committee after the closing of this offering.

    The nominating committee will be charged with the responsibility for review and oversight of the composition of our board and board committees. The nominating committee will also make recommendations regarding the compensation of directors. The audit committee will facilitate communication between the internal and independent auditors and our board, recommend the independent public accountants to audit our annual financial statements and will oversee the annual audit. The audit committee will also oversee risk management and control policies. The audit committee will also be responsible for acting on our behalf in connection with transactions in which UtiliCorp has an interest adverse to us. The compensation committee will establish compensation strategy, administer compensation and employee benefit plans and determine the compensation of the chief executive officer and other senior officers. Our board may establish other committees from time to time to facilitate the management of our business and affairs.

Stock Ownership of Directors and Executive Officers

    All of our capital stock is currently owned by UtiliCorp and thus none of our officers or directors own any of our capital stock.

    The following table sets forth information as of December 31, 2000, with respect to the beneficial ownership of the UtiliCorp common stock by each director, the named executive officers, and all of our directors, and executive officers as a group. Except as otherwise indicated in the footnotes, each individual has sole voting and investment power with respect to the shares set forth in the following table.

Name of Beneficial Owner	UtiliCorp Shares Beneficially Owned (1)		Shares Individuals Have Rights to Acquire Within 60 Days	Total Beneficial Ownership	Percent of Class(2)
Robert K. Green	2,559,594	(3)	386,646	2,946,240	2.9%
Richard C. Green, Jr.	2,841,070	(3)(4)	644,648	3,485,718	3.5%
Keith G. Stamm	49,578	(5)	48,447	98,025	*
Edward K. Mills	56,940		60,375	117,315	*
Dan Streek	8,173		2,475	10,648	*
Jeffrey D. Ayers	2,015		—	2,015	*
John A. Shealy	81,506		76,005	157,511	*
Brock A. Shealy	1,292		—	1,292	*
Executive officers and directors as a group (8 persons)	3,482,569		1,218,596	4,701,165	4.6%

*
Less than 1% of outstanding shares.

(1)
Beneficial ownership means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security, or any combination thereof.

(2)
Based on 100,356,415 shares of UtiliCorp common stock outstanding on December 31, 2000 plus shares each individual has the right to acquire within 60 days. In March 2001, UtiliCorp issued an additional 11,500,000 shares of common stock in connection with a public offering of its common stock. As a result, the percentages set forth in this column have been reduced.

(3)
Includes 2,117,599 shares held by the Green Family UCU Limited Partnership of which Robert K. Green and Richard C. Green, Jr. are general partners with shared voting and investment power.

(4)
Includes 73,385 shares held by RNG Investments, L.P., 193,089 shares held in a trust for the benefit of Mr. Green's aunt of which he is co-trustee with shared voting and investment power, and 2,519 shares held for the benefit of Mr. Green's minor children.

(5)
Includes 13,798 shares held in a trust for the benefit of Mr. Stamm's wife, of which Mr. Stamm is the trustee with voting and investment power.

Compensation of Executive Officers

    The following table sets forth compensation information for the chief executive officer and the four other executive officers who, based on salary and bonus compensation, were the most highly compensated for the year ended December 31, 2000. All information set forth in this table reflects compensation earned by these individuals for services with UtiliCorp and us for the year ended December 31, 2000. Information for Mr. Stamm and Mr. Mills is also reported for 1998 and 1999 because their compensation was reported in UtiliCorp's proxy statement for 2001.

Summary Compensation Table

								Long-Term Compensation
		Annual Compensation								Number of Securities Underlying Options(3)
Name and Principal Position	Year	Salary($)		Bonus($)		Other Annual Compensation($)(1)		Restricted Stock Awards($)(2)			LTIP Payouts(4)		All Other Compensation
Keith G. Stamm Chief Executive Officer	2000 1999 1998	$ $ $	268,614 187,085 173,365	$ $	2,339,066 — 44,000	$ $ $	3,333 8,266 6,617	$ $	557,297 45,894 —	39,699 35,982 29,540	$ $ $	284,419 55,077 40,596	$ $ $	51,683 32,602 26,873	(5)
Edward K. Mills President and Chief Operating Officer	2000 1999 1998	$ $ $	280,028 263,626 221,912	$ $ $	3,377,056 636,600 490,000	$ $ $	40,660 36,146 20,571		$425,000 — —	21,000 70,500 34,200	$ $ $	708,750 174,055 491,352	$ $ $	34,434 25,120 22,386	(6)
Dan Streek Chief Financial Officer and Treasurer	2000		$172,558		$444,844		$2,775		$82,917	5,000		$37,923		$22,791	(7)
Jeffrey D. Ayers General Counsel and Corporate Secretary	2000		$178,837		$388,381		$—		$65,500	—		—		$22,534	(8)
John A. Shealy Senior Vice President, Corporate Development	2000		$213,633		$380,403		$7,671		$505,936	8,000		$461,248		$26,398	(9)

(1)
No executive listed above received perquisites or personal benefits that exceeded 25% of the total perquisites and other personal benefits reported for that executive. This column includes the following excess earnings on balances that were deferred at the election of the corresponding executive for 2000: Mr. Mills, $24,347 and Mr. Shealy, $1,192. The remaining amounts in this column include reimbursements during the fiscal year for the payment of taxes.

(2)
On December 31, 2000, the following named executive officers held restricted UtiliCorp stock, with a value at such date as follows: Mr. Stamm, 27,195 shares, $839,646; Mr. Mills, 42,743 shares, $1,319,690; Mr. Streek, 2,183 shares, $67,400; Mr. Ayers, 917 shares, $28,312 ; and Mr. Shealy, 66,670 shares, $2,058,436. Restrictions lapse at various times following the third anniversary of the grant for shares granted in lieu of an annual bonus. Dividends are paid on restricted stock awards at the same rate as paid to all stockholders. Grants made on March 9, 2001, for 2000 service are included in the following share awards and market value totals described in the "Restricted Stock Awards" column above for 2000, representing restricted stock granted in lieu of annual bonuses: Mr. Stamm, 8,639 shares, $257,297; Mr. Streek, 2,784 shares,

  $82,917 and Mr. Shealy, 16,987 shares, $505,936. Also included in the "Restricted Stock Awards" column are the following restricted stock awards made in addition to annual and long-term incentives: Mr. Stamm, 6,131 shares, $100,000 granted in 2000 for service in 1999 and 6,715 shares, $200,000 granted in 2001 for service in 2000; Mr. Mills, 18,391 shares, $300,000 granted in 2000 for service in 1999 and 4,197 shares, $125,000 granted in 2001 for service in 2000; and Mr. Ayers, 2,199 shares, $65,500 granted in 2001, for service in 2000. Restrictions on the additional awards lapse on the first anniversary of the date of grant for awards granted in 2000 and on the second anniversary of the date of grant for awards granted in 2001.

(3)
Represents options to acquire UtiliCorp common stock.

(4)
Included in this column is the dollar value of the following restricted stock awards granted on March 9, 2001, in lieu of long term incentives and valued as of such date; Mr. Stamm, 9,550 shares; Mr. Mills, 23,796 shares; and Mr. Shealy, 8,604 shares. Restrictions lapse on the first anniversary of the date of grant.

(5)
Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $8,766, a lump sum payment of perquisite allowance for 2000 of $5,000, premiums paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $772, employer contributions to the Supplemental Contributory Retirement Plan of $11,705, an allowance of $6,686 representing the company contribution to the flexible benefits program and a payment for foreign assignments of $18,754.

(6)
Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $15,300, a lump sum payment of perquisite allowance for 2000 of $5,000, premiums paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $706, employer contributions to the Supplemental Contributory Retirement Plan of $6,302, and an allowance of $7,126 representing the company contribution to the flexible benefits program.

(7)
Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $9,164, a lump sum payment of perquisite allowance for 2000 of $3,000, premiums paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $203, employer contributions to the Supplemental Contributory Retirement Plan of $6,058, and an allowance of $4,366 representing the company contribution to the flexible benefits program.

(8)
Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $10,839, premiums paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $266, employer contributions to the Supplemental Contributory Retirement Plan of $4,992, and an allowance of $6,457 representing the company contribution to the flexible benefits program.

(9)
Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $9,492, a lump sum payment of perquisite allowance for 2000 of $5,000, premiums paid for term life insurance and accidental death & dismemberment insurance equivalent to three times salary of $544, employer contributions to the Supplemental Contributory Retirement Plan of $4,580, and an allowance of $6,782 representing the company contribution to the flexible benefits program.

UtiliCorp Stock Options

    The following table shows all grants of options to acquire shares of UtiliCorp common stock to the executive officers named in the summary compensation table above during 2000.

    We intend to develop a plan that may provide for the conversion of certain UtiliCorp options into options to purchase our common stock upon the distribution of our capital stock by UtiliCorp.

UtiliCorp Option Grants During Fiscal Year 2000

Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted To Employees In Fiscal Year (2)	Expiration Date	Exercise Price ($/SH)	Grant Date Present Value (3)
Keith G. Stamm	21,000	(1)	1.82%	02/01/2010	$19.125	$44,520
	6,963	(4)	.006%	03/10/2003	$16.3125	$11,002
	11,736	(5)	1.01%	03/10/2001	$16.3125	$13,144
Edward K. Mills	21,000	(1)	1.82%	02/01/2010	$19.125	$44,520
Dan Streek	5,000	(1)	0.43%	02/01/2010	$19.125	$10,600
Jeffrey D. Ayers	—		—	—	—	—
John A. Shealy	8,000	(1)	0.69%	02/01/2010	$19.125	$16,960

(1)
Stock option grants in UtiliCorp common stock were made from the UtiliCorp United Inc. 1986 Stock Incentive Plan on February 1, 2000 and 25% can be exercised after the second anniversary of the grant, an additional 25% can be exercised after the third anniversary of the grant and the final 50% can be exercised after the fourth anniversary of the grant. Grants fully vest upon termination because of death, total disability or retirement. The exercise price is the average of the high and low fair market value of UtiliCorp's common stock on the date granted.

(2)
A total of 1,153,487 stock options were granted in 2000.

(3)
Value was calculated using the Black-Scholes option valuation model. The actual value, if any, ultimately realized depends on the market value of UtiliCorp's common stock at a future date. Significant assumptions for the options expiring on February 1, 2010, are:

				Discount For Forfeiture Risk
Volatility	Risk-Free Rate Of Return	Dividend Rate	Term	Before Vesting	Before Expiration
19.51%	6.66%	$1.20	10 years	16.62%	4.40%

    Significant assumptions for the options expiring on March 10, 2003, are:

				Discount For Forfeiture Risk
Volatility	Risk-Free Rate Of Return	Dividend Rate	Term	Before Vesting	Before Expiration
20.43%	6.53%	$1.20	3 years	0%	6.55%

    Significant assumptions for the options expiring on March 10, 2001, are:

				Discount For Forfeiture Risk
Volatility	Risk-Free Rate Of Return	Dividend Rate	Term	Before Vesting	Before Expiration
20.43%	6.22%	$1.20	1 year	0%	2.24%

(4)
Stock option grants in UtiliCorp common stock were made from the UtiliCorp United 1986 Stock Incentive Plan on March 10, 2000, and 100% can be exercised on the third anniversary of the grant. Grants fully vest upon termination of employment. The exercise price is the average of the high and low fair market value of UtiliCorp's common stock on the date granted.

(5)
Stock option grants in UtiliCorp common stock were made from the UtiliCorp United 1986 Stock Incentive Plan on March 10, 2000, and 100% can be exercised on the first anniversary of the grant. Grants fully vest upon termination of employment. The exercise price is the average of the high and low fair market value of UtiliCorp common stock on the date of grant.

Aggregated UtiliCorp Options Exercised in 2000 and Year-End Option Value

    The following table shows aggregate exercises of options to purchase UtiliCorp common stock during 2000 by the executive officers named in the summary compensation table above.

2000 UtiliCorp Option Exercises and Year-End Option Values

	Number of Shares Acquired on Exercise (1)		Number of Securities Underlying Unexercised Options at December 31, 2000
					Value of Unexercised In-The-Money Options at December 31, 2000 (2)
		Value Realized (2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Keith G. Stamm (3)	6,113	($41,453)	26,772	108,146	$288,335	$1,068,978
Edward K. Mills	—	—	17,100	134,250	$168,326	$1,195,238
Dan Streek	—	—	3,125	12,500	$4,113	$117,188
Jeffrey D. Ayers	—	—	—	17,500	—	$161,324
John A. Shealy	—	—	41,805	84,950	$457,284	$759,648

(1)
Option holders may surrender shares to pay the option exercise price and tax withholding requirements. The amounts provided assume no shares were surrendered.

(2)
Represents the excess of the fair market value of UtiliCorp's common stock as of the exercise date or December 31, 2000, as applicable, above the exercise price of the options.

(3)
In 1999, Mr. Stamm irrevocably elected to use his 1999 bonus to exercise this option in March 2000.

Pension Plans

    Our employees participate in the tax-qualified UtiliCorp United Inc. Retirement Income Plan. After the distribution of our capital stock by UtiliCorp, we will not maintain a pension plan but we will establish another tax-qualified retirement plan. We and UtiliCorp will cooperate to establish a course of action with respect to the benefits of our employees participating in the UtiliCorp plan.

    Benefits payable from the Retirement Plan are limited by provisions of the Internal Revenue Code. We participate in UtiliCorp's unfunded supplemental retirement plan to provide for the payment of retirement benefits calculated in accordance with the Retirement Income Plan which would otherwise be limited by the provisions of the Internal Revenue Code. After the distribution of our capital stock by UtiliCorp, we will not maintain a similar plan, and the benefits of our employees participating in the UtiliCorp plan will be merged into a deferred compensation plan that we will establish.

    The following table shows the approximate total annual pension benefits that our executive officers are expected to receive based on their pay and years of credited service classifications.

Estimated Annual Benefits For Years Of Service Indicated

	Years of Pension Service
Final Average Compensation	15	20	25	30	35
$150,000	$26,739	$38,577	$50,415	$62,253	$65,628
$200,000	$36,564	$52,652	$68,740	$84,828	$89,328
$250,000	$46,389	$66,727	$87,065	$107,403	$113,028
$300,000	$56,214	$80,802	$105,390	$129,978	$136,728
$350,000	$66,039	$94,877	$123,715	$152,553	$160,428
$400,000	$75,864	$108,952	$142,040	$175,128	$184,128
$450,000	$85,689	$123,027	$160,365	$197,703	$207,828
$500,000	$95,514	$137,102	$178,690	$220,278	$231,528
$550,000	$105,339	$151,177	$197,015	$242,853	$255,228
$600,000	$115,164	$165,252	$215,340	$265,428	$278,928
$650,000	$124,989	$179,327	$233,665	$288,003	$302,628
$700,000	$134,814	$193,402	$251,990	$310,578	$326,328
$750,000	$144,639	$207,477	$270,315	$333,153	$350,028
$800,000	$154,464	$221,552	$288,640	$355,728	$373,728
$850,000	$164,289	$235,627	$306,965	$378,303	$397,428
$900,000	$174,114	$249,702	$325,290	$400,878	$421,128
$950,000	$183,939	$263,777	$343,615	$423,453	$444,828
$1,000,000	$193,764	$277,852	$361,940	$446,028	$468,528

    The benefits in the above table are annual amounts payable in monthly installments as single life annuities starting at age 62, the pension plan's normal retirement age, for employees retiring after December 31, 2000. Pension benefits are based on the average of the executive's highest four consecutive years of compensation. Final average compensation includes base salary, but excludes bonuses, overtime payments, amounts deferred to nonqualified deferred income plans and other extraordinary compensation. Final average compensation does include employee contributions made to the UtiliCorp United Inc. Retirement Investment Plan and the flexible spending plan. The benefits in the above table are not subject to any deduction for Social Security or other offset amounts.

    Credited service for pension determination purposes as of December 31, 2000 is shown below for each of the executive officers named in the summary compensation table above:

Name	Years Of Service
Keith G. Stamm	16
Edward K. Mills	8
Dan Streek	7
Jeffrey D. Ayers	1
John A. Shealy	13

Employment and Severance Arrangements

    Each of the executive officers named in the summary compensation table has entered into a severance agreement with us. The agreements give the executives certain severance benefits following a change in control (as defined below) and are designed to avoid an interruption of management following a change in control. Under these agreements, if the executive is involuntarily terminated, other than for disability, retirement or cause (as such terms are defined in such agreements), or voluntarily terminates his employment for good reason (as defined in such agreements) within twelve months following a change in control (as defined in the agreements), the executive will receive:

  •
  a lump sum payment of 2.99 times the sum of (1) annual base compensation and (2) average annual incentive bonus for Mr. Stamm and Mr. Mills and two times the sum of (1) annual base compensation and (2) average annual incentive bonus for Mr. Streek, Mr. Ayers and Mr. Shealy;

  •
  three years health, life and disability coverage for Mr. Stamm and Mr. Mills, and two years coverage for Mr. Streek, Mr. Ayers and Mr. Shealy;

  •
  immediate vesting of all options and restricted stock previously granted;

  •
  immediate vesting of any long-term incentive payments; and

  •
  payment of any deferred compensation.

    Prior to the distribution of our capital stock by UtiliCorp, a change in control is defined under the severance agreements as either a change in control of UtiliCorp or a change in control of us. Following the distribution of our capital stock by UtiliCorp a change in control is defined as a change in control of us.

    A change in control of UtiliCorp is deemed to happen upon the following events:

  •
  any person becoming the owner of 20% or more of UtiliCorp stock;

  •
  a change of more than one-third of the existing directors of UtiliCorp;

  •
  a merger of UtiliCorp in which stockholders of UtiliCorp own 50% or less of the shares of the surviving entity or certain board membership criteria are not met; or

  •
  the stockholders of UtiliCorp approve a complete liquidation or a sale of all or substantially all of UtiliCorp's assets other than to an entity controlled by UtiliCorp stockholders.

    A change in control of us is deemed to happen upon the following events:

  •
  any person becoming the owner of 20% or more of our stock;

  •
  a change of more than one-third of our directors;

  •
  a merger of us in which our stockholders own 50% or less of the shares of the surviving entity or certain board membership criteria are not met;

  •
  our stockholders approve a complete liquidation or a sale of all or substantially all of our assets other than to an entity controlled by our stockholders; or

  •
  the adoption of a resolution by our board to the effect that any person (as defined in the agreement) has acquired effective control of our business and affairs.

    Neither this offering nor the distribution of our capital stock by UtiliCorp will constitute a change in control under these agreements. Under all these agreements, any payments to the named executive will be increased, if necessary, to the amount needed to make the executive whole for any excise taxes under the Internal Revenue Code related to payments resulting from a change-in-control.

UtiliCorp Incentive Plans

    Currently, our employees participate in the following UtiliCorp incentive plans. We intend to establish our own incentive plans, as described below under the heading "Aquila Incentive Plans."

  Annual Incentives

    A major part of each executive's total compensation is his or her annual incentive. The amount awarded to each executive is targeted to be above the average of what our competitors would award their executives for targeted performance. The targeted award amount is based on advice from an independent compensation consultant. The actual award will vary, and may not be paid at all, based upon UtiliCorp's and our financial results for the year, as well as the executive's individual performance. If an award is earned, it is paid in cash or UtiliCorp restricted stock, at the election of the executive.

    If an executive decides to take all or part of the annual incentive in UtiliCorp stock, the stock received is restricted for three years. All amounts paid in restricted common stock are increased by 33% over the cash equivalent amount. For example, if an executive receives an annual incentive award of $50,000 and elects to take $20,000 in restricted stock, UtiliCorp will award the executive an additional $6,600 (33% of $20,000) in UtiliCorp restricted stock. An executive may elect to receive options in place of restricted stock. Those options become exercisable at the time the restricted stock would have vested.

  Long-Term Incentives

    Long-term incentives are provided according to UtiliCorp's Annual and Long-Term Incentive Plan. An executive is eligible for participation in this plan based on prior experience, performance measures and compensation practices of our competitors. Only executives who have an on-going, company-wide impact are eligible to participate in this plan. UtiliCorp also has the authority to grant restricted stock to reward special performance or to retain key executives.

    Long-term incentives are awarded to each eligible executive in the following proportion for the three-year cycle beginning in 2000: 90% performance units and 10% stock options. Incentive awards are payable at the conclusion of each three-year cycle. Award amounts, if any, are based on the higher of defined financial performance measures over the preceding three years as compared to a specific group of UtiliCorp comparative companies or a discretionary award based on our performance. The objective of this design is to pay long-term incentive awards each year that are above the average of what similar companies would pay their executives for targeted performance. UtiliCorp regularly reviews the companies used for comparison, decides on the performance criteria and receives advice from an independent compensation consultant to ensure a fair, appropriate program.

    For each three-year cycle, the total stockholder return results for UtiliCorp are compared to either a published or special index. These indexes may include the Standard & Poor's 500 Stock Index or a specific group of companies in business lines and/or operations similar to UtiliCorp. The group of companies used as a comparison group for the Annual and Long-Term Incentive Plan cycle ending December 31, 2000, consisted of CMS Energy, Enron, Pacific Gas & Electric, Dominion Resources, Duke Energy, Entergy, MCN Energy Group, Reliant Energy, Cinergy, Southern Co., Texaco Inc., and Kinder Morgan, Inc. (formerly KN Energy). To minimize the effect of year-end price spikes, the total stockholder return calculation uses the average closing price of UtiliCorp stock for the last 30 calendar days of the beginning and ending cycle year.

    Performance Units.  Performance units are designed to tie executives' long-term compensation directly to specific corporate performance measures. Each performance unit is equivalent in value to one share of the UtiliCorp common stock on the last trading day of the three-year cycle plus the dividends paid over the preceding three-year cycle. Threshold payment is based on 22% of the target performance units. Maximum payment is based on 200% of the target performance units. The cycles for the years 1998-2000, 1999-2001 and 2000-2002 are based on total stockholder return as compared to a specific group of companies in business lines and/or operations similar to UtiliCorp's.

    Payments made under the three-year performance cycles are in the form of restricted stock until the executive has accumulated certain targeted stockholdings of UtiliCorp from any source, excluding unexercised stock options. Once the executive has exceeded the targeted share ownership, compensation, if any, from the plan will be paid in cash or restricted stock at the option of the executive. If an executive elects to take all or a portion of his or her long-term incentive in the form of restricted stock, the amount of the UtiliCorp award taken in restricted stock will be increased by 25% and will be paid in restricted stock just as the annual incentives. The stock is restricted for one year.

Long-Term Incentive Plan Awards in Last Fiscal Year

Name	Target Performance Units (#)	Performance Or Other Period Until Maturation	Threshold ($)	Target ($)	Maximum ($)
Keith G. Stamm	28,500	12/31/2002	$231,990	$1,054,500	$2,109,000
Edward K. Mills	28,500	12/31/2002	$231,990	$1,054,500	$2,109,000
Dan Streek	8,500	12/31/2002	$69,190	$314,500	$629,000
Jeffrey D. Ayers (1)	—	—	—	—	—
John A. Shealy	12,500	12/31/2002	$101,750	$462,500	$925,000

(1)
Mr. Ayers was not eligible to receive long-term incentive plan awards for this cycle due to the date of his hire.

    Stock Options.  Stock options are granted every year under UtiliCorp's 1986 Stock Incentive Plan to executives who are eligible to participate in the Annual and Long-Term Incentive Plan. The stock options are priced at the fair market value of UtiliCorp's common stock on the date of the grant. Therefore, these stock options only have value to the executives if the UtiliCorp stock price goes up following the date of the grant. This is intended to make sure the executives are focused on creating long-term stockholder value. The stock options vest over a four-year period; 25% at the end of the second and third years and 50% at the end of the fourth year. The reason for this four-year vesting period is to create a mechanism to provide an incentive for the executives to stay with UtiliCorp during that period. An executive may elect to receive options in place of restricted stock. Those options become exercisable at the time the restricted stock would have vested.

    In a further effort to achieve long-term success, UtiliCorp sometimes issues stock options to key employees who do not participate in the Annual and Long-Term Incentive Plan. The number of options granted is determined by each employee's level of responsibility, contribution and the projected value of the stock options. Broad-based employee stock option grants are sometimes awarded to those who do not participate in the Long-Term Incentive Plan based on each employee's level of annual salary. These stock options are also priced at the fair market value of UtiliCorp common stock on the date of the grant and have a one year vesting period.

Aquila Incentive Plans

    At the time of the offering, we intend to adopt certain incentive plans for our employees. These incentive plans will be administered by our board of directors or the compensation committee of our board. We have retained an independent compensation consultant to advise us on the structure of these incentive plans.

    The objectives of the incentive plans will be to:

  •
  optimize our profitability and growth through annual and long-term incentives that are consistent with our goals, are market-based and link the personal interests of participants to those of our stockholders;

  •
  provide participants with an incentive for excellence in individual performance and promote teamwork among participants; and

  •
  provide us with flexibility to attract, motivate and retain the services of participants who make significant contributions to our success and allow participants to share in our success.

    Our board will determine eligibility for awards under the incentive plans for all of our employees, officers and directors. The incentive plans will permit grants to eligible participants in amounts and upon terms, and at times, as determined by our board or compensation committee.

  Omnibus Incentive Compensation Plan

    Prior to the completion of this offering, we expect to adopt the Aquila, Inc. 2001 Omnibus Incentive Compensation Plan. Our board of directors or a committee of our board will administer the omnibus plan. The omnibus plan will provide for awards in the form of stock options, stock appreciation rights, restricted stock, performance units, performance shares or cash-based awards, as determined by our board or a committee of our board. All employees and non-employee directors, as well as non-employee advisors and consultants, will be eligible to receive awards under the omnibus plan. A total of 16,500,000 shares are reserved for issuance under the omnibus plan.

    Options granted under the omnibus plan may be either incentive stock options or nonqualified stock options, as determined by our board or a committee of our board. The terms of any option will be determined by our board or a committee of our board, but no incentive stock option may be exercised later than 10 years after the date of grant.

    Our board or a committee of our board may also grant stock appreciation rights, restricted stock, performance units, performance shares or cash-based awards to eligible individuals, from time to time, in amounts as it may determine. Each stock appreciation right or performance share relates to one share of our common stock. The value of a performance unit will be at the discretion of our board or a committee of our board. Stock appreciation rights, performance units, performance shares and cash awards will be awarded without consideration other than the rendering of services and may be subject to performance vesting or other vesting criteria.

    Restricted stock will be awarded without consideration other than the rendering of services, unless our board or a committee of our board decides otherwise. Awards of restricted stock may be subject to performance vesting or other vesting, as our board or a committee of our board determines.

  Initial Equity Grants

    In connection with the offering, and in order to provide incentive and retention for employees going forward, we will make option grants to approximately 1,100 employees and directors concurrent with this offering. These grants will be made pursuant to our omnibus plan. The options granted to our employees will have an exercise price equal to the initial public offering price and will vest 25% on each of the first four anniversaries of the date of grant. The options granted to our non-employee directors will have an exercise price equal to the initial public offering price and will vest on the fourth anniversary of the date of grant. We intend to make initial grants of approximately 4,500,000 options.

  Aquila Employee Stock Purchase Plan

    In order to encourage our employees to become stockholders, we intend to implement an Aquila Inc. Employee Stock Purchase Plan no later than the date our capital stock is distributed by UtiliCorp. We expect this plan will comply with Section 423 of the Internal Revenue Code and will need to be approved by our stockholders.

    This plan will permit eligible employees to purchase our common stock through payroll deductions at a price per share which is no less than the lesser of 85% of the fair market value of the common stock on the first or last day of an offering period. Each offering period will be up to, but not longer than, two years.

    Under this plan, participants will be permitted to purchase shares of common stock with an aggregate fair market value of no more than $25,000 in any one calendar year.

    We are in the process of determining the total number of shares that will be reserved for issuance under this plan. The compensation committee of our board will administer this plan.

  Capital Accumulation Plan

    We have, through UtiliCorp, a voluntary deferred compensation plan in which executives can forego current base salary and receive a matching contribution and defer any cash incentive awards paid to participants. Amounts can be invested on a phantom basis in UtiliCorp stock or other investment alternatives. As required, any amounts deferred in 2000 are also included in the appropriate columns of the summary compensation table.

    As of January 1, 2001, the UtiliCorp Supplemental Contributory Retirement Plan and the Capital Accumulation Plan were merged. After the distribution of our capital stock by UtiliCorp, we intend to establish a plan similar to the merged plan and the account balances of our employees will be transferred into the plan we establish.

OUR SEPARATION FROM UTILICORP

Overview

    UtiliCorp has announced its plan to make Aquila, currently its wholly owned subsidiary, an independent, publicly traded company focused on the global competitive energy markets. Unless UtiliCorp completes the distribution of our stock to its stockholders, we will continue as a subsidiary of UtiliCorp.

Benefits of the Separation

    We believe that we will realize certain benefits from our complete separation from UtiliCorp, which includes the distribution by UtiliCorp of our capital stock, including the following:

  •
  Increased Capital Financing Flexibility. As a separate entity we expect to be able to raise equity on more attractive terms because we expect our earnings to grow faster than the regulated utility businesses of UtiliCorp. Therefore, we expect our common stock to be valued at a higher multiple of earnings than UtiliCorp's common stock. We will also have the ability to use our equity securities as a form of consideration for possible future acquisitions and to fund development projects. In addition, UtiliCorp is limited in the amount of additional debt that it can add to its consolidated balance sheet without affecting its credit rating and its ability to recover the cost of its debt service through rate increases. After the distribution, we will be able to raise debt without this potential constraint.

  •
  Enhanced Strategic Focus. As a subsidiary of UtiliCorp we are both capital constrained and limited by government regulations in the businesses in which we can engage. We also have to compete with UtiliCorp's other subsidiaries for investment opportunities. As a separate entity, we will be able to develop our strategy without regard to its effect on UtiliCorp and without limits imposed by government regulations and will thus have greater flexibility in establishing and implementing our strategy than we do now.

  •
  Increased Speed and Responsiveness. After the distribution, we expect to be able to make decisions more quickly and efficiently. As a result, we expect to be able to respond to, approve and act on new development and acquisition opportunities more quickly. This will improve our competitiveness, especially with companies that do not have to obtain multiple levels of reviews and approvals.

  •
  Provide a Targeted Investment for Our Stockholders. The nature of UtiliCorp's regulated utility business is substantially different from our marketing and risk management business and our electricity and natural gas asset management businesses. As a result of our complete separation from UtiliCorp, we believe that we will offer an investment opportunity that provides higher growth than that of the regulated utility business. Our complete separation will allow investors to better align their investment objectives through ownership of either UtiliCorp stock or our stock.

  •
  More Targeted Incentives for Our Management and Employees. As a separate public company, we expect to have incentive compensation programs that are tied directly to the market performance of our common stock. We believe these programs will strengthen the focus of our management, motivate our employees, align our employees' interests with those of our stockholders and help us attract and retain qualified personnel.

Separation and Transitional Agreements

    We will enter into agreements with UtiliCorp providing for the separation of our businesses from UtiliCorp, including a master separation agreement. These agreements will generally provide for various interim arrangements and relationships between us and UtiliCorp, including the terms under which UtiliCorp will provide transitional services to us. For a summary description of these agreements, see "Agreements Between Us and UtiliCorp."

Distribution by UtiliCorp of Our Capital Stock

    After completion of this offering, UtiliCorp will own 100% of the outstanding shares of our Class B common stock representing approximately 98% of the combined voting power of our outstanding capital stock. UtiliCorp has announced that it currently plans to complete its divestiture of our company within twelve months after the completion of this offering by distributing all of its remaining shares of our capital stock to the holders of UtiliCorp common stock. However, UtiliCorp is not obligated to complete the distribution, and we cannot assure you as to whether or when it will occur. For a description of some of the consequences that may result if UtiliCorp does not complete the distribution, see "Risk Factors—Risks Related to Our Separation from UtiliCorp." Our business and your investment in our stock may be adversely affected if UtiliCorp does not complete the distribution of our capital stock, because we would remain subject to control by UtiliCorp.

    UtiliCorp has advised us that it will not complete the distribution if its board of directors determines that the distribution is no longer in the best interests of UtiliCorp and its stockholders. UtiliCorp has further advised us that it currently expects the principal factors it will consider in determining whether and when to complete the distribution to include:

  •
  general market conditions and the relative market prices of our common stock and of UtiliCorp's common stock;

  •
  the receipt of a ruling from the IRS that the transaction will be tax-free to UtiliCorp and its stockholders and that the transaction will qualify as a tax-free distribution for United States federal income tax purposes on terms and conditions acceptable to UtiliCorp;

  •
  the receipt of favorable accounting rulings or interpretations;

  •
  the receipt of all necessary regulatory orders on terms and conditions acceptable to UtiliCorp;

  •
  the absence of any court orders, regulations or adverse regulatory action prohibiting or restricting the completion of the distribution;

  •
  UtiliCorp's credit rating and the effect that the distribution may have on UtiliCorp's credit rating;

  •
  our and UtiliCorp's ability to obtain waivers or consents from lenders or other parties under material financing agreements and other material contracts; and

  •
  such other terms and conditions as UtiliCorp determines.

RELATIONSHIP WITH UTILICORP AND RELATED PARTY TRANSACTIONS

    At present, we have informal agreements with UtiliCorp under which UtiliCorp or one of its subsidiaries provides finance, accounting, information technology, cash management, payroll, human resources, communications, travel and other administrative services to us. In addition to these services, UtiliCorp's facilities are made available to us and our clients, our employees participate in UtiliCorp's employee benefit plans, certain of our risks are covered by UtiliCorp's insurance policies, and we benefit from various credit support arrangements provided by UtiliCorp. We reimburse UtiliCorp for these services and benefits based on formulae intended to approximate the costs of these services and benefits. Such costs amounted to approximately $20 million, $23 million and $31 million, during 1998, 1999 and 2000, respectively.

    Periodically, we borrow funds from UtiliCorp to finance acquisitions or working capital needs. As of December 31, 2000, we owed UtiliCorp and its affiliates $48 million. The interest rates on this indebtedness range from 7% to 8%, and the indebtedness is due upon the demand of UtiliCorp. We repay our indebtedness to UtiliCorp and its affiliates as our cash flow permits. We intend to use the net proceeds from this offering to repay indebtedness to UtiliCorp.

    One of our subsidiaries, of which we own 50%, has entered into an agreement with a subsidiary of UtiliCorp to provide UtiliCorp's subsidiary with up to 580 MW of power at rates ranging from $5.90 to $7.50 per MW from June 2001 to May 2005.

    We supply gas to, and purchase gas from, subsidiaries of UtiliCorp, which generated sales of $137 million, $147 million and $57 million, and gas costs of $23 million, $20 million and $11 million, respectively, for the years ended December 31, 1998, 1999 and 2000.

    We and the other subsidiaries of UtiliCorp file a consolidated federal income tax return. Under an informal agreement, the current and deferred tax expense of each member of the consolidated group is computed on a stand-alone basis.

    UtiliCorp is a party to an agreement that prohibits us from engaging in energy commodity trading in Australia so long as UtiliCorp owns at least 50% of the combined voting power of our outstanding capital stock.

    For purposes of governing the relationship between us and UtiliCorp following this offering, we will enter into agreements with UtiliCorp related to the separation of our businesses from UtiliCorp, and the provision of various transition services to us by UtiliCorp. These agreements, which are summarized under "Agreements Between Us and UtiliCorp" below, were negotiated in the context of our separation from UtiliCorp. The parties believe the terms of these agreements reflect market-based terms, but we cannot assure you that these terms are equivalent to terms that would result from arm's-length negotiations between independent parties.

AGREEMENTS BETWEEN US AND UTILICORP

    We have provided below a summary description of the master separation agreement that we will enter into with UtiliCorp, as well as key related agreements.

    This summary describes the material terms of these agreements. We encourage you to read the full text of these agreements, which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Master Separation Agreement

    The master separation agreement contains the key provisions relating to the separation, this offering and the distribution.

    The Separation.  The separation agreement becomes effective, and we will begin operating independently of UtiliCorp, as of the date this offering closes. This date is referred to as the separation date. In addition to the separation agreement, we will enter into the following ancillary agreements with UtiliCorp governing various interim arrangements between UtiliCorp and us following the separation date:

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  a transitional services agreement;

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  an intellectual property cross-license and transfer agreement;

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  an employee matters agreement;

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  a tax matters agreement; and

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  a registration rights agreement.

    These agreements are described more fully below. To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of the ancillary agreements will govern. Together, the separation agreement and the ancillary agreements are sometimes referred to as the separation agreements.

    Allocation of Assets and Liabilities.  Under the separation agreement, UtiliCorp will transfer to us any interest it has in assets used exclusively in our business, and other specifically identified assets, at net book value. We will assume any liabilities associated with those assets that UtiliCorp may have to the extent they arise from our business, except for certain credit support obligations which UtiliCorp will agree to retain. In addition, we will transfer to UtiliCorp any interest we have in assets used exclusively in UtiliCorp's business, and other specifically identified assets, at net book value. UtiliCorp will assume any liabilities we may have that are associated with those assets to the extent they arise from UtiliCorp's business.

    Termination of the Agreement.  UtiliCorp can terminate the separation agreement at any time prior to the separation date. After the separation date, the separation agreement may only be terminated upon the mutual agreement of UtiliCorp and us.

    General Release of Pre-Separation Claims.  Effective as of the separation date, we will release UtiliCorp, and UtiliCorp will release us, from any liabilities arising from events occurring before the separation date, including events relating to the implementation of the separation, this offering and the distribution. This release does not impair either party from enforcing any intercompany agreement or any of the separation agreements.

    Indemnification.  In general, we have agreed to indemnify UtiliCorp from all liabilities to any third party to the extent those liabilities arise from:

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  our acts or omissions or alleged acts or omissions in the conduct of our business or in connection with this offering or the distribution;

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  any breach by us of any of the separation agreements; and

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  any of our liabilities or any liabilities related to credit support provided by UtiliCorp on our behalf.

    UtiliCorp has agreed to indemnify us from all liabilities to any third party to the extent those liabilities arise from:

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  acts or omissions or alleged acts or omissions of UtiliCorp in the conduct of UtiliCorp's business or in connection with this offering or the distribution;

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  any breach by UtiliCorp of any of the separation agreements; and

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  any liabilities of UtiliCorp other than the credit support arrangements provided by UtiliCorp on our behalf.

    The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The separation agreement will also contain provisions governing indemnification procedures.

    The Initial Public Offering.  Under the separation agreement, we will be obligated to use our reasonable commercial efforts to satisfy the following conditions prior to the consummation of this offering (any of which may be waived by UtiliCorp):

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  the registration statement containing this prospectus must be effective and no stop-order shall be in effect with respect to this registration statement;

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  applicable state and foreign securities laws must be satisfied;

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  our common stock must be approved for listing on the New York Stock Exchange;

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  all conditions to the obligations of the parties under the underwriting agreement must have been met or waived;

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  UtiliCorp must be satisfied that it will own more than 80% of the total combined voting power of all classes of our outstanding capital stock and 80% of the total number of shares of all other classes of our outstanding capital stock on a fully diluted basis after this offering and that the distribution will be tax free to it and to its stockholders;

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  all required government approvals must be in effect, and no legal restraints may exist preventing the separation or this offering or any other transaction contemplated by the separation agreement; and

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  the separation agreement must not have been terminated.

    The Distribution.  Within twelve months after this offering, UtiliCorp currently intends to distribute the remaining shares of our capital stock to its stockholders on a pro rata basis. We will prepare an information statement with UtiliCorp and send it to UtiliCorp's stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution and its specifics. UtiliCorp may, in its sole discretion, change the terms of the distribution, including the distribution date, or decide not to complete the distribution.

    Covenants Between UtiliCorp and Us.  The separation agreement will include covenants obligating us and UtiliCorp to cooperate in the exchange of information and in auditing and accounting practices and to resolve disputes in particular ways.

    Information Exchange.  Both parties will agree to share information to facilitate compliance with reporting and disclosure requirements, for use in any litigation or regulatory proceeding, and to satisfy applicable accounting and audit requirements. In addition:

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  each party has agreed to maintain adequate internal accounting systems to allow the other party to satisfy its own reporting, accounting and audit obligations and prepare its own financial statements and reports;

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  each party has agreed to retain records in accordance with UtiliCorp's record retention policy in effect on the separation date, with certain exceptions; and

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  each party has agreed to use commercially reasonable efforts to make available its personnel and records for use by the other party in connection with legal, regulatory, administrative or other proceedings.

    Auditing Practices.  For any financial reporting period in which we are a subsidiary of UtiliCorp, we will agree to:

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  not select an independent accounting firm that is different from the firm used by UtiliCorp without UtiliCorp's prior consent;

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  cause our auditors to date their opinion on our audited annual financial statements on the same date that UtiliCorp's auditors date their opinion on UtiliCorp's consolidated financial statements;

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  cause our auditors to provide clearance on our quarterly financial statements on the same date that UtiliCorp's auditors provide clearance on UtiliCorp's quarterly financial statements;

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  provide UtiliCorp with all relevant information to enable UtiliCorp to prepare its financial statements (and UtiliCorp has agreed to provide us with all relevant information to enable us to prepare our financial statements);

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  grant UtiliCorp's auditors access to our auditors and their records (and UtiliCorp has agreed to grant our auditors access to its auditors and their records); and

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  not change our accounting principles without UtiliCorp's prior consent.

    Dispute Resolution.  If problems between us and UtiliCorp arise, both parties have agreed to the following procedures:

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  the parties will first refer the dispute to the separation committee consisting of each party's general counsel;

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  if the separation committee is unable to resolve the dispute, the parties must attempt to resolve the dispute through non-binding mediation; and

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  if mediation fails, the parties must resolve the dispute by binding arbitration.

    However, nothing prevents either party from initiating litigation at any time if failure to do so would substantially and irreparably harm that party.

    Regulatory Matters.  Both parties have agreed to cooperate in various respects to obtain any governmental approvals required in connection with this offering and the distribution. We also have agreed that, for a period beginning on the separation date and ending two years after the date on which UtiliCorp owns less than 50% of the combined voting power of our outstanding capital stock, we will not, with certain exceptions, initiate or participate in proceedings or matters involving UtiliCorp or any of its subsidiaries before the FERC or any agency or legislature of the states of Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri or Nebraska or any international jurisdiction in which UtiliCorp or any of its subsidiaries operates. This restriction, however, does not apply to the extent that the proceedings directly involve a contract to which we are a party.

    Credit Support Obligations.  UtiliCorp has agreed to maintain all credit support arrangements existing in our favor as of the separation date. Following the date UtiliCorp ceases to own at least 50% of the combined voting power of our outstanding capital stock, we will pay UtiliCorp a quarterly fee equal to one-fourth of one percent of the total maximum exposure of UtiliCorp under the credit support arrangements, without regard to market conditions or other factors, except for credit support arrangements supporting our long-term gas sales agreements. For these agreements, the quarterly fee will equal one-fourth of one percent of our mark-to-market exposure under these agreements. If the distribution does not happen by March 31, 2002, UtiliCorp and we will negotiate a new credit support fee. If requested by UtiliCorp, we must use our commercially reasonable efforts to release or replace any credit support obligations of UtiliCorp.

    Expenses.  We will pay all underwriting fees, discounts and commissions related to the issuance and sale by us of common stock in this offering, and UtiliCorp will pay all underwriting fees, discounts and commissions related to the sale by UtiliCorp of common stock in this offering. In addition, we will pay all other costs incurred by UtiliCorp and us in connection with this offering and the separation. UtiliCorp will pay all underwriting fees, discounts and commissions, if any, and all other out-of-pocket costs and expenses related to the distribution.

    Insurance Matters.  The separation agreement will also contain provisions governing our insurance coverage for a period beginning on the separation date and ending on the earlier of the second anniversary of the separation date or 60 days following the date on which UtiliCorp owns less than 50% of the combined voting power of our outstanding capital stock. During this time, UtiliCorp will maintain insurance policies for our benefit that are generally comparable to those currently maintained by UtiliCorp for our benefit and we will reimburse UtiliCorp for the corresponding premium expenses. If, during this time, any loss or liability of UtiliCorp or us exceeds the coverage limit under an insurance policy, the loss or liability will be borne by the party that exceeds the coverage limit. In the event both UtiliCorp and we are responsible for losses which exceed the coverage limit, each party will be responsible for the amount in excess of the coverage limit in proportion to its losses. If any loss or liability is subject to a deductible under an insurance policy, the party which incurred the loss or liability will be responsible for paying the deductible. If any premium is increased due to a party's loss or liability, the party which incurred the loss or liability will be responsible for the increased premium.

    Our directors and officers will be insured by UtiliCorp's directors and officers liability insurance program until the earlier of the second anniversary of the separation date or 60 days following the date on which UtiliCorp no longer owns 50% of the combined voting power of our outstanding capital stock. We will effectuate a separate insurance program for our directors and officers after that time.

    Confidentiality and Non-Use.  Within a certain period of transition, neither party may disclose the other party's confidential information, or use it to the other party's detriment, except in limited circumstances.

Transitional Services Agreement

    UtiliCorp will provide various interim services to us, including finance, accounting, information technology, cash management, human resources, credit and trading risk management and payroll services, in a manner similar to that in which those services were provided to us prior to the separation. The charges we will pay for the services will be UtiliCorp's cost plus a 1% administration fee, which fee will be capped at $200,000 on an annual basis. Under arrangements for similar services with UtiliCorp and its affiliates, under which services are provided at cost, we paid UtiliCorp $19.9 million in 1998, $23.4 million in 1999 and $30.5 million in 2000.

    Generally, these transitional services will be provided for a term of two years from the separation date. However, with certain exceptions, UtiliCorp or we may terminate the transitional services upon 60 days written notice after UtiliCorp owns less than 50% of the combined voting power of our outstanding capital stock, and we may terminate the transitional services at any time after one year from the separation date upon 60 days written notice. Also, we have agreed to indemnify UtiliCorp against any liabilities it may incur in providing the services to us.

Intellectual Property Cross-License and Transfer Agreement

    We will enter into an agreement with UtiliCorp to govern the division, transfer and license of certain trademarks, technology and other intellectual property used in our businesses.

    Specifically, under this agreement, UtiliCorp will transfer to us various UtiliCorp-owned trademarks, software and other intellectual property used exclusively in our business, including "Aquila Energy," "Aquila," "GuaranteedBillSM," "GuaranteedGenerationSM," "GuaranteedPeakingSM," "GuaranteedPowerSM," "GuaranteedTransmissionSM" and "GuaranteedWeather®."

    UtiliCorp will also agree to license to us certain technology and other intellectual property rights (including computer software and domain names) owned by UtiliCorp and currently used by us. Following the date on which UtiliCorp no longer owns 50% of the combined voting power of our outstanding capital stock, we will pay UtiliCorp a market-based royalty for these licenses. Furthermore, UtiliCorp will agree to use commercially reasonable efforts to have us made a party to or sublicense certain agreements under which UtiliCorp is a licensee for technology we currently use.

Employee Matters Agreement

    We will enter into an employee matters agreement with UtiliCorp to allocate assets, liabilities and responsibilities relating to our current and former employees and to address their participation in the benefit plans, including stock plans, that UtiliCorp currently sponsors and maintains.

    Following the separation date, we will be responsible for all employment related liabilities, including those which arose prior to the separation date, relating to the conduct of our business, and UtiliCorp will be responsible for all employment related liabilities, including those which arose prior to the separation date, relating to the conduct of its business.

    All of our eligible employees will continue to participate in UtiliCorp's benefit plans until the "group change date." The group change date is the earlier of the distribution or the first date on which UtiliCorp owns less than 80% of the combined voting power of our outstanding capital stock and less than 80% of the total value of our outstanding capital stock. From and after the group change date, our employees will participate in benefit plans we will have established, except that our employees who retire prior to the group change date will continue to participate in UtiliCorp's benefit plans. Our current intent is to provide a total compensation package that is competitive in our industry.

    Once we establish our own corresponding or new benefit plans, we may modify or terminate any plan we maintain in accordance with its terms and our policies. None of our benefit plans will provide benefits that duplicate benefits provided under any corresponding UtiliCorp benefit plan at the time of the group change date. Each of our benefit plans will take into account all service, compensation and other benefits criteria which are recognized under the corresponding UtiliCorp benefit plan as of the group change date.

    As of the group change date, our employees will cease to participate in UtiliCorp's pension plan. We and UtiliCorp will establish a mutually agreeable transition of accrued pension plan benefits for our employees.

    Prior to the distribution, either we or UtiliCorp may cancel options to purchase UtiliCorp common stock held by our employees. In such an event, we will determine whether to issue substitute options for our common stock to our employees in exchange for their UtiliCorp options. Any conversion process will follow applicable legal and accounting rules. Our current intent is that so long as our employees hold UtiliCorp options, they will continue to vest in and be able to exercise their UtiliCorp options while employed by us. Further, if any UtiliCorp employee holds options to purchase our common stock, they will continue to vest in and be able to exercise options to acquire our stock while employed by UtiliCorp.

    After the group change date, eligible management employees will participate in non-qualified deferred compensation plans of Aquila.

    Prior to the date on which UtiliCorp first owns less than 50% of the combined voting power of our outstanding capital stock, we may not solicit or hire UtiliCorp's employees without UtiliCorp's prior approval.

Tax Matters Agreement

    We will enter into a tax matters agreement with UtiliCorp to govern the allocation of U.S. income tax liabilities and other tax matters.

    Under the Internal Revenue Code, we will cease to be a member of the UtiliCorp consolidated group if at any time UtiliCorp owns less than 80% of the combined voting power of our outstanding capital stock or owns less than 80% of the value of our outstanding capital stock. UtiliCorp generally will be responsible for filing any returns required to be filed on a consolidated basis through the last date on which we are consolidated with UtiliCorp for tax purposes. For tax periods for which UtiliCorp files a consolidated return that includes us, we will pay UtiliCorp the taxes for which we and our subsidiaries would have been liable if we had been a stand-alone company during that tax period. There may be U.S., state and local jurisdictions in which we file separate tax returns, not combined or consolidated with UtiliCorp, for tax periods prior to the tax deconsolidation. We will be responsible for filing these separate returns and paying the corresponding taxes.

    UtiliCorp will prepare and file all tax returns that are filed on a consolidated, combined or unitary basis and that include us for tax periods before we cease to be a member of the UtiliCorp consolidated group. We will prepare and file all tax returns required to be filed by us for all tax periods after we cease to be a member of the UtiliCorp consolidated group. The party responsible for preparing and filing a tax return will determine all tax elections.

    If tax adjustments related to us arise after the deconsolidation date and relate to a tax return filed for a period prior to the deconsolidation date, any resulting refund or increased taxes will be allocated to the party responsible for the refund or increased taxes. We alone will be responsible for increased taxes, however, if such tax adjustments relate either to our separation from UtiliCorp or our deconsolidation from the UtiliCorp consolidated group, except as noted below with respect to the breach of certain representations UtiliCorp will make in connection with its request for a private letter ruling from the IRS. In addition, we and UtiliCorp will agree to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, tax returns filed for pre-distribution periods and to provide information related to those periods. We and UtiliCorp will indemnify each other for any tax liabilities resulting from the breach of the tax matters agreement or the failure to pay any amounts due under the terms of the tax matters agreement or for costs resulting from either party's negligence in providing accurate or complete information in the preparation of any tax return.

    In addition, we will agree to make a tax election to forego the carry back of net operating losses, if any, we generate in our tax years after deconsolidation to tax years when we were a part of the UtiliCorp consolidated group.

    We will be responsible for any taxes associated with the restructuring of Aquila's business operations, except that we will only be responsible for one-half of any taxes associated with the restructuring of Aquila Canada Corporation. We will also be responsible for any and all taxes arising from our deconsolidation from the UtiliCorp consolidated group except for taxes relating to excess loss accounts or intercompany transactions for which UtiliCorp would otherwise be responsible under applicable law and as otherwise set forth below.

    We and UtiliCorp will make representations to each other and to the IRS in connection with the private letter ruling that UtiliCorp will request regarding the tax-free nature of the distribution of our stock by UtiliCorp to its stockholders. In addition, we and UtiliCorp will agree not to enter into transactions after the tax deconsolidation that would result in a change in ownership of stock representing 50% or more of the total combined voting power of all classes of stock entitled to vote or 50% of the total value of all shares of all classes of stock then outstanding of either party unless a ruling is obtained from the IRS that the transaction will not affect the tax-free nature of the distribution. In the event either party breaches any of those representations or agreements, or takes any other action that results in the distribution becoming a taxable transaction, that party will indemnify the other party for any and all resulting taxes. Moreover, the party who would be subject to the additional tax may be entitled to injunctive relief unless we or UtiliCorp, as the case may be, provides:

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  a legal opinion that the proposed transaction will not result in adverse tax consequences to the other party; or

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  adequate assurances of its ability to cover the additional taxes imposed.

Registration Rights Agreement

    In the event that UtiliCorp does not divest itself of all of its shares of our capital stock in the distribution, UtiliCorp could not freely sell its remaining shares without registering them under the Securities Act. Accordingly, we will enter into a registration rights agreement with UtiliCorp to provide UtiliCorp and its permitted transferees (as defined in the registration rights agreement) with registration rights covering certain shares of our capital stock held by UtiliCorp following this offering. The registration rights will apply to shares of our Class B common stock held by UtiliCorp immediately following this offering, and will apply to any shares of common stock issued or issuable with respect to our Class B common stock by way of a stock dividend, stock split, merger, consolidation or reorganization or upon the exercise, conversion or exchange of other securities held by UtiliCorp immediately following this offering. These registration rights will take effect when UtiliCorp provides us written notice that it no longer intends to proceed with or complete the distribution.

    Once the registration rights take effect, we will at the request of UtiliCorp or a permitted transferee use our best efforts to register for public sale under the Securities Act the shares of our capital stock held by UtiliCorp or the permitted transferee. UtiliCorp and its permitted transferees also will have the right to include its shares of our captial stock in future registrations we initiate at our expense.

FEDERAL TAX MATTERS RELATED TO OUR SEPARATION FROM UTILICORP

    UtiliCorp currently owns 100% of our capital stock. Thus, we and UtiliCorp currently are members of the same consolidated group. As members of the same consolidated group, we file a consolidated federal income tax return with UtiliCorp. This allows UtiliCorp to offset its federal taxable income with our tax losses. After this offering, we and UtiliCorp will continue to be affiliated and will continue to file a consolidated federal income tax return.

    Within 12 months after this offering, UtiliCorp currently intends to distribute its remaining ownership interest in us to all UtiliCorp stockholders in direct proportion to their holdings of UtiliCorp stock. UtiliCorp intends to request a ruling from the IRS that the distribution will be tax-free to UtiliCorp and its stockholders for United States federal income tax purposes. However, under a tax matters agreement that we will enter into with UtiliCorp, if we breach any representations made in that request, take any action which causes our representations to be untrue or engage in a transaction after the distribution that causes the distribution to be taxable to UtiliCorp or its stockholders, we will be required to indemnify UtiliCorp for any resulting taxes, including taxes payable by UtiliCorp on indemnification amounts paid by us. The amount of any such indemnification payments would be substantial, and following payment we likely would not have sufficient financial resources to achieve our growth strategy.

    Subsequent to the distribution, we will cease to be a member of the UtiliCorp consolidated group, and two separate groups will exist: the UtiliCorp group and our group. Each group will file separate consolidated federal income tax returns.

    Presently, UtiliCorp must pay us for the utilization of net operating losses generated by us to offset UtiliCorp's consolidated federal income tax liability. After the distribution, UtiliCorp will not be able to use these, and consequently, we will no longer receive these payments. Also, under the tax matters agreement, we will agree to make a tax election to forego the carry back of net operating losses, if any, we generate in tax years after deconsolidation to tax years when we were a part of the UtiliCorp consolidated group.

    Our separation from the UtiliCorp consolidated tax group will change our overall future income tax posture. Based on our current structure and net income, we could be limited in our future ability to effectively use tax attributes such as foreign tax credits associated with overseas operations. The inability to use these attributes could result in material tax liabilities. We intend to undertake appropriate measures after deconsolidation in order to mitigate any adverse tax effect of no longer being a part of the UtiliCorp consolidated tax group. We cannot assure you that these efforts will be successful. Should these efforts be unsuccessful, our deconsolidation from the UtiliCorp tax group may have a material impact on our tax liabilities and financial position. Though we cannot quantify these potential impacts at this time, we do not expect them to materially affect our ability to pursue our growth strategy.

PRINCIPAL AND SELLING STOCKHOLDER

    Immediately prior to this offering, our parent, UtiliCorp, will own 85,775,000 shares of our Class B common stock, representing 100% of our outstanding capital stock and will not own any shares of our common stock. In connection with this offering, UtiliCorp will sell 4,250,000 shares of our Class B common stock, which shares will automatically convert into shares of our common stock on a one-for-one basis upon the sale in this offering. As a result, purchasers in this offering will receive shares of our common stock. After this offering, UtiliCorp will continue to own all of our Class B common stock representing 81,525,000 shares and approximately 98% of the combined voting power of our outstanding capital stock. UtiliCorp will not own any shares of our common stock. Under Delaware corporate law and our charter documents, prior to the distribution by UtiliCorp of its remaining holdings of our capital stock to its stockholders, UtiliCorp will be able, acting alone, to elect our entire board of directors and to approve any action requiring the approval of our stockholders. Except for UtiliCorp, we are not aware of any person or group that will beneficially own more than 5% of any class of our voting securities following this offering. None of our executive officers, directors or director nominees currently owns any shares of our capital stock, but those who own shares of UtiliCorp common stock will be treated on the same terms as other holders of UtiliCorp stock in any distribution by UtiliCorp. See "Management—Stock Ownership of Directors and Executive Officers" for a description of the ownership of UtiliCorp stock by our directors and executive officers.

DESCRIPTION OF OUR CAPITAL STOCK

General

    Under our restated certificate of incorporation, our authorized capital stock consists of 1,000,000,000 shares, of which 550,000,000 shares are Class A common stock, par value $0.01 per share, 250,000,000 shares are Class B common stock par value $0.01 per share and 200,000,000 shares are preferred stock, par value $0.01 per share. We refer to our Class A common stock as common stock in this prospectus. Immediately following the offering, 16,500,000 shares of common stock, or 18,975,000 shares if the underwriters exercise their over-allotment option in full, and 81,525,000 shares of Class B common stock, or 81,025,000 shares if the underwriters exercise their over-allotment option in full, will be outstanding. Our restated certificate of incorporation prohibits the issuance of additional shares of Class B common stock, except pursuant to a stock dividend paid to holders of, or a stock split or subdivision of, both common stock and Class B common stock.

    The following descriptions are summaries of material terms of our restated certificate of incorporation and bylaws. This summary is qualified by our restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock and Class B Common Stock

    General.  The holders of common stock and Class B common stock have identical rights except with respect to voting, conversion and transfer.

    Voting Rights.  Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, while each share of Class B common stock entitles the holder to ten votes per share. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in our restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our restated certificate of incorporation, including an amendment to increase the authorized shares of any class of capital stock, must be approved by a majority of the votes entitled to be cast by all holders of common stock and Class B common stock present in person or represented by proxy, voting together as a single class. However, amendments to our restated certificate of incorporation that would alter or change the powers, preferences or special rights of a specific class of capital stock so as to affect it adversely also must be approved by a majority of the votes entitled to be cast by the holders of that class of capital stock, voting as a separate class.

    Dividends.  Subject to applicable law and to the rights and preferences that may be applicable to any outstanding preferred stock, the holders of common stock and Class B common stock will share equally on a per share basis in any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. Dividends consisting of shares of common stock and Class B common stock may be paid only as follows:

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  shares of common stock may be paid only to holders of common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and

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  the number of shares so paid will be equal on a per share basis with respect to each outstanding share of common stock and Class B common stock.

    We may not split, reclassify, subdivide or combine shares of common stock or Class B common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

    Merger or Consolidation.  In the event of a merger or consolidation, the holders of common stock and Class B common stock will be entitled to receive the same per share consideration, if any, except that if the consideration includes voting securities, or the right to acquire voting securities or securities exchangeable for, or convertible into, voting securities, we may, but are not required to, provide for the holders of Class B common stock to receive consideration entitling them to ten times the number of votes per share as the consideration being received by holders of the common stock.

    Conversion of Class B Common Stock.  Our Class B common stock will be convertible into common stock on a share-for-share basis at the option of the holder at any time prior to a tax-free spin-off (as described below), or automatically upon transfer to a person or entity which is not a permitted transferee. In general, permitted transferees will include UtiliCorp and its affiliates and stockholders of UtiliCorp who receive our Class B common stock in a tax-free spin-off. In addition, all of our Class B common stock will automatically convert into common stock immediately prior to a tax-free spin-off if, immediately following this conversion, UtiliCorp holds at least 80% of the total combined voting power of all classes of our outstanding voting stock, and 80% of the total number of shares of all other classes of our outstanding capital stock, if any. A tax-free spin-off generally means a transaction in which stockholders of UtiliCorp receive shares of our common stock or Class B common stock as a distribution with respect to, or in exchange for, stock of UtiliCorp without being required to recognize gain or loss for federal income tax purposes by reason of Section 355 of the Internal Revenue Code (or any corresponding provision of any successor statute).

    If UtiliCorp distributes Class B common stock to its stockholders, shares of Class B common stock will no longer be convertible into shares of common stock and will be transferable as Class B common stock, subject to applicable laws.

    Other Rights.  Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock and Class B common stock are entitled to a pro rata share in any distribution to stockholders. No shares of either common stock or Class B common stock have preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock or the Class B common stock. Upon the completion of the offering, all outstanding shares of common stock and Class B common stock will be validly issued, fully-paid and nonassessable.

Preferred Stock

    Our board of directors is authorized, without approval of UtiliCorp or any other stockholder, to cause shares of preferred stock to be issued from time to time in one or more series, and our board of directors may fix the designation, powers, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

    The specific matters that our board of directors may determine include the following:

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  the designation of each series;

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  the number of shares of each series;

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  the rate of any dividends;

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  whether any dividends shall be cumulative or non-cumulative;

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  the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company;

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  the terms of any redemption;

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  rights and terms of any conversion or exchange; and

  •
  any voting rights, in addition to voting rights provided by law.

    The issuance of shares of preferred stock could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock and Class B common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of their stock. Our board does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Effects of Delaware Laws and Our Certificate and By-Law Provisions

    Some provisions of Delaware law and our restated certificate of incorporation and bylaws could make the following more difficult:

  •
  acquisition of us by means of a tender offer;

  •
  acquisition of us by means of a proxy contest or otherwise; or

  •
  removal of our incumbent officers and directors.

    These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Election and Removal of Directors

    Our board of directors will be comprised of between three and 21 directors, the exact number to be fixed from time to time by resolution of our board of directors. At such time as UtiliCorp and its affiliates own, in the aggregate, less than a majority of the combined voting power of our outstanding capital stock, our board of directors will be divided into three classes, the classes each to be equal or near equal in number. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, though initially the first and second class will serve terms of one and two years, respectively, in order to stagger the terms of the three classes. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

    For so long as UtiliCorp and its affiliates own, in the aggregate, a majority of the combined voting power of our outstanding capital stock, UtiliCorp will be entitled to designate a majority of the nominees for election to our board of directors. If and for so long as UtiliCorp and its affiliates own, in the aggregate, more than 20%, but less than a majority, of the combined voting power of our outstanding capital stock, UtiliCorp will be entitled to designate, for election to our board of directors, a number of nominees proportionate to its percentage ownership of the combined voting power of our outstanding capital stock.

    In addition, beginning at the time UtiliCorp and its affiliates own, in the aggregate, less than a majority of the combined voting power of our outstanding capital stock, no director may be removed except for cause, and directors may be removed for cause by a majority of the votes then entitled to be cast at an election of directors. Any vacancy occurring on the board of directors, and any newly created directorship, may only be filled by a majority vote of the remaining directors or by the sole remaining director in office; provided, however, that if (i) the vacancy results from the death, resignation, retirement, removal or disqualification of a director previously nominated by UtiliCorp, (ii) at such time UtiliCorp and its affiliates own, in the aggregate, at least 20% of the combined voting power of our outstanding capital stock, and (iii) at such time one or more other directors previously nominated by UtiliCorp are then in office, the vacancy shall be filled by the remaining UtiliCorp-nominated director or directors. If a director dies, resigns, retires, is removed or is disqualified during his or her term, his or her successor will serve until the next stockholders' meeting at which directors of the former director's class are elected and until his or her successor is elected and qualified, or until he or she dies, resigns or is removed from the board.

    If, at any time during such time that UtiliCorp and its affiliates own, in the aggregate, at least 20% of the combined voting power of our outstanding capital stock, there are no directors previously nominated by UtiliCorp on our board, UtiliCorp shall have the right to designate an individual who shall be entitled to notice of, and who shall have the right to attend, all meetings of our board of directors. These rights will continue until a director nominated by UtiliCorp is appointed or elected or UtiliCorp and its affiliates cease to own, in the aggregate, at least 20% of the combined voting power of our outstanding capital stock.

    So long as UtiliCorp and its affiliates own at least 20% of the combined voting power of our outstanding capital stock, the rights of UtiliCorp described in the immediately preceding paragraph relating to our board of directors, cannot be amended, modified or repealed without the prior written consent of UtiliCorp.

Stockholder Meetings and Advanced Notice Requirements for Stockholder Nominations and Proposals

    Our restated certificate of incorporation provides that as of the day that UtiliCorp and its affiliates cease to own at least a majority of the combined voting power of our outstanding capital stock, special meetings of holders of capital stock may be called only by the chairman of our board of directors or a majority of the board of directors and may not be called by the holders of capital stock; our restated certificate of incorporation specifically denies any power of the stockholders to call a special meeting as of such time.

    Our bylaws require that advance notice be delivered to us of any business to be brought by a stockholder before an annual or special meeting of stockholders and provide for procedures to be followed by stockholders in nominating persons for election to our board of directors. In the case of an annual meeting, stockholders generally must give written notice of a nomination or proposal to the secretary of our company not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year's annual meeting.

    For special meetings, only business set forth in the notice of that special meeting given by our company to our stockholders may be conducted. Nominations for the election of directors at special meetings may be made only by the board of directors or, if the board of directors has determined that directors shall be elected at a special meeting, then by a stockholder who is a stockholder at the time notice was given and who will be entitled to vote at that special meeting (or duly authorized proxy therefor). If we call a special meeting of stockholders to elect directors, a stockholder must give notice of a nomination to the secretary of our company not earlier than 120 days prior to the special meeting and not later than 90 days prior to the special meeting or the 10th day after notice of the meeting.

    With regard to either an annual or a special stockholder meeting, a stockholder's notice to the secretary of our company must set forth specific information regarding the stockholder giving the notice, the director nominee or other business proposed by the stockholder, as applicable, as provided in our bylaws.

    The provisions regarding advance notice requirements described in the immediately preceding paragraphs may not be amended or repealed except by the vote of the holders of at least 66 2/3% of the combined voting power of our outstanding capital stock entitled to vote in the election of directors.

Elimination of Stockholder Action by Written Consent

    Our restated certificate of incorporation provides that, beginning the day that UtiliCorp and its affiliates cease to own, in the aggregate, at least a majority of the combined voting power of our outstanding capital stock, holders of our capital stock will not be able to act by written consent without a meeting. Prior to the distribution of our common stock, UtiliCorp may be able to take action requiring approval of our stockholders by written consent and without the affirmative vote of our other stockholders.

No Cumulative Voting

    Our restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Adoption, Amendment or Repeal of Bylaws by our Board of Directors

    Our restated certificate of incorporation provides that our board of directors may adopt, amend or repeal our bylaws. Holders of our common stock are able to adopt additional bylaws and may amend or repeal a bylaw whether it was adopted by the board or by stockholders.

Limitation on Liability of Directors

    Our restated certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

  •
  any breach of the director's duty of loyalty to our company or our stockholders;

  •
  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law; and

  •
  any transaction from which the director derived an improper personal benefit.

    Our bylaws provide that, to the fullest extent permitted by law, we will indemnify our directors and officers where such person is made or threatened to be made a party to any action by reason of the fact that such person has acted as our agent, with certain limited exceptions. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before such an amendment is made.

Transactions and Corporate Opportunities

    Our restated certificate of incorporation includes provisions which regulate and define the conduct of certain business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company, UtiliCorp and some of our directors and officers in anticipation of the following:

  •
  directors, officers and/or employees of UtiliCorp continuing to serve as our directors;

  •
  UtiliCorp engaging in lines of business that are the same as, similar or related to, or overlap or compete with, our lines of business; and

  •
  UtiliCorp and we engaging in material business transactions, including transactions pursuant to the various agreements related to our separation from UtiliCorp described elsewhere in this prospectus.

    We may, from time to time, enter into and perform agreements with UtiliCorp to engage in any transaction, and to agree to compete or not to compete with each other, including to allocate, or to cause our and their respective directors, officers and employees to allocate, corporate opportunities between UtiliCorp and us. Our restated certificate of incorporation provides that no such agreement, or its performance, shall be considered contrary to any fiduciary duty of UtiliCorp, as the controlling stockholder of our company, or of any such director or officer, if any of the following conditions are satisfied:

  •
  the agreement was entered into before our company ceased to be a wholly-owned subsidiary of UtiliCorp and is continued in effect after this time;

  •
  the agreement or transaction was approved or ratified, after being made aware of the material facts as to the agreement or transaction, by:

  •
  our board, by affirmative vote of a majority of directors who are not interested persons;

  •
  a committee of our board consisting of members who are not interested persons, by affirmative vote of a majority of those members;

  •
  one or more of our officers or employees who is not an interested person;

  •
  a majority of the shares of capital stock entitled to vote and which do vote on the agreement or transaction, excluding UtiliCorp or its affiliates; or

  •
  the agreement or transaction is fair to us as of the time it was entered into.

    Under our restated certificate of incorporation, UtiliCorp has no duty to refrain from engaging in similar activities or lines of business as us and, except as discussed below, neither UtiliCorp nor any of its officers, directors or employees will be liable to us or our stockholders for breach of any fiduciary duty by reason of any of these activities. In addition, if UtiliCorp becomes aware of a potential transaction which may be a corporate opportunity for both UtiliCorp and us, UtiliCorp shall have no duty to communicate or offer this corporate opportunity to us and shall not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that UtiliCorp pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

    In the event that one of our directors or officers, who is also a director or officer of UtiliCorp, acquires knowledge of a potential transaction which may be a corporate opportunity for both us and UtiliCorp, the director or officer shall have satisfied his or her fiduciary duty to us and our stockholders with respect to the corporate opportunity, and shall not be liable to us and our stockholders for breach of any fiduciary duty by reason of the fact that UtiliCorp pursues or acquires the corporate opportunity for itself or directs the corporate opportunity to another person or does not communicate information about the corporate opportunity to us, if the director or officer acts consistently with the following: a corporate opportunity offered to any person who is our director or officer, and who is also a director or officer of UtiliCorp shall belong to us if the opportunity is expressly offered to him or her solely in his or her capacity as our director or officer of Aquila. If an opportunity is not expressly offered to one of our directors or officers solely in this capacity, the opportunity shall belong solely to UtiliCorp.

    For purposes of these provisions, an interested person is generally any director, officer or employee of UtiliCorp and any individual who has a material financial interest in the relevant transaction.

    The provisions of our restated certificate of incorporation with regard to such transactions and/or corporate opportunities shall terminate when UtiliCorp and its affiliates cease to own 20% or more of the combined voting power of our outstanding capital stock entitled to vote in the election of directors; provided, however, that the termination shall not terminate the effect of these provisions with respect to any agreement between us and UtiliCorp that was entered into before the time of termination or any transaction entered into in the performance of such agreement, whether entered into before or after such time, or any transaction entered into between us and UtiliCorp or the allocation of any opportunity between us and UtiliCorp before such time. These provisions do not alter the fiduciary duty of loyalty of our directors under applicable Delaware law. By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our restated certificate of incorporation.

    The provisions regarding transactions and corporate opportunities described in the immediately preceding paragraphs may not be amended or repealed except by the vote of the holders of at least 80% of the combined voting power of our outstanding capital stock entitled to vote in the election of directors.

Delaware Business Combination Statute

    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Because UtiliCorp will own more than 15% of our voting stock before we become a public company and upon completion of the offering, Section 203 by its terms is currently not applicable to business combinations with UtiliCorp even though UtiliCorp owns more than 15% of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, that person will be subject to the provisions of Section 203.

Listing of Common Stock

    Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol "ILA".

Transfer Agent and Registrar

    The transfer agent and registrar of our common stock is UMB Bank, n.a.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

General

    This is a general discussion of United States federal tax consequences of the acquisition, ownership, and disposition of our common stock by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A holder of our common stock who is not a U.S. person is a non-U.S. holder. We assume in this discussion that you will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). We do not discuss state and local taxation or all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances. Special federal tax rules apply to dealers in securities, financial institutions, banks, insurance companies, tax-exempt organizations and partnerships, among others. Our discussion is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the IRS and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences to non-U.S. persons described in this discussion, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

    For purposes of this discussion, a U.S. person means any one of the following:

  •
  a citizen or resident of the U.S.;
  •
  a corporation, partnership or other entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S. (other than a partnership that is not treated as a U.S. person under any applicable treasury regulations);
  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
  •
  a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Dividends

    Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be provided by an income tax treaty for which a holder may be eligible. A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If the dividends are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or if an income tax treaty applies and the dividends are attributable to a U.S. permanent establishment of the non-U.S. holder, such dividends are generally subject to U.S. federal income tax on a net basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Any such U.S. trade or business income received by a non-U.S. holder that is a corporation may also be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    The U.S. tax regulations generally provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are treated as fiscally transparent for U.S. federal income tax purposes, and entities that are disregarded for U.S. federal income tax purposes, the laws of the applicable income tax treaty jurisdiction, or both. In addition, income tax treaty benefits may be denied to non-U.S. holders receiving income derived through a partnership, or otherwise fiscally transparent entity. Prospective investors should consult their own tax advisors concerning the effect, if any, of these new tax regulations on an investment in our common stock.

Gain on Dispositions

    A non-U.S. holder will generally not be subject to United States federal income tax, by way of withholding or otherwise, on gain recognized on a sale or other disposition of our common stock except in the following situations:

  •
  Gain is taxable on a net basis if it is effectively connected with the conduct of a trade or business in the U.S. (in which case the branch profits tax may also apply to a corporate non-U.S. holder), but an income tax treaty may make connection with a U.S. permanent establishment a prerequisite to taxation. If we are or have been a "United States real property holding corporation" for U.S. Federal income tax purposes at any time during the shorter of five years preceding a disposition or the period the non-U.S. holder has held our stock, gain from the sale will be treated as effectively connected with a U.S. business unless (a) the non-U.S. holder's interest is below a statutory threshold (generally 5%) and (b) our stock has been traded on an established securities market. We believe that if our stock is traded on the NYSE during a quarter it will be deemed to be traded on an established market for this purpose. We believe that we are not now a United States real property holding corporation, and we do not anticipate that we will become a United States real property holding corporation in the foreseeable future;
  •
  A non-U.S. holder who is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and meets certain other requirements will be taxable to the extent that all capital gains exceed all capital losses from the U.S. at a 30% rate unless protected by an income tax treaty; and
  •
  A non-U.S. holder may be subject to tax pursuant to provisions of the U.S. federal income tax law applicable to U.S. expatriates.

    A purchaser of an interest in a United States real property holding corporation that is not regularly traded on an established securities market may be required to withhold a 10% tax from the sale price. Withholding may be avoided if the seller is clearly not taxable and can deliver a certificate prescribed by the U.S. Treasury for this purpose. In any event the withholding is a credit against the seller's U.S. income tax liability, and to the extent amounts withheld exceed a non-U.S. holder's maximum tax liability, as determined by the Secretary of the Treasury, such holder may obtain a refund of amounts withheld.

United States Federal Estate Taxes

    If an individual dies owning our common stock, our stock will be included in his or her estate for U.S. federal estate tax purposes whether or not the individual is a citizen or a resident of the United States, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

    Generally, we must report annually to the IRS and to each holder of our stock the amount of dividends that we paid to that holder, and the amount of any tax withheld from those dividends. This information may also be made available to the tax authorities of a country in which a non-U.S. holder resides.

    Although the United States imposes back-up withholding at a 31% rate on dividends and proceeds of sales through brokers, a non-U.S. holder can avoid any back-up withholding issues by furnishing a Form W-8BEN, which certifies the holder's foreign status, to the payor or broker. Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if the required information is furnished to the IRS.

SHARES AVAILABLE FOR FUTURE SALE

    After this offering, we will have 16,500,000 shares of our common stock and 81,525,000 shares of Class B common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have a total of 18,975,000 shares of common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which may be acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any. We can give no assurance concerning how long these parties will continue to hold their common stock after this offering. With limited exceptions, UtiliCorp and we have agreed with the underwriters not to dispose of any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers. In addition, our directors and executive officers and any person who acquires shares in the initial public offering as part of the allotment of shares reserved for the directors and employees of UtiliCorp and us and other associates, as described in the section of this prospectus entitled "Underwriting," will be required to agree to similar lock-up provisions.

    UtiliCorp currently plans to complete the distribution of our capital stock within twelve months following this offering. Shares of our capital stock distributed to UtiliCorp stockholders in the distribution generally will be freely transferable, except for shares of capital stock received by persons who may be deemed to be affiliates. Persons who are affiliates will be permitted to sell the shares of capital stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

    The 81,525,000 shares of our capital stock held by UtiliCorp before distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

    In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

  •
  1% of the total number of shares of common stock then outstanding; and
  •
  the average weekly trading volume of the common stock during the four weeks preceding the stockholder's required notice of sale.

    Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

    In connection with this offering, we expect to grant options to purchase approximately 4,500,000 shares of our common stock. Immediately after this offering, we intend to file a registration statement on Form S-8 covering 16,500,000 shares of common stock eligible for issuance under the Aquila, Inc. 2001 Omnibus Incentive Compensation Plan. Shares of our common stock registered under this registration statement will be available for sale in the open market, subject to vesting restrictions. Any sales of these shares by an affiliate will be subject to the volume limitations of Rule 144 described above.

    We have granted UtiliCorp registration rights with respect to our shares it will hold after this offering. These registration rights generally become effective at such time as UtiliCorp provides us written notice that it no longer intends to proceed with or complete the distribution of these shares to its stockholders. See "Agreements Between Us and UtiliCorp—Registration Rights Agreement."

UNDERWRITING

    We, together with UtiliCorp, a selling stockholder, intend to offer our common stock in this offering. Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the U.S. underwriters named below, for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Credit Lyonnais Securities (USA) Inc. and J.P. Morgan Securities Inc. are acting as U.S. representatives for the sale of shares of our common stock in the United States and Canada, and the international underwriters named below, for whom Lehman Brothers International (Europe), Merrill Lynch International, Salomon Brothers International Limited, Credit Lyonnais Securities and J.P. Morgan Securities Ltd. are acting as international representatives for the sale of shares of our common stock outside the United States and Canada, have each agreed to purchase from UtiliCorp and us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Salomon Smith Barney Inc.
Credit Lyonnais Securities (USA) Inc.
J.P. Morgan Securities Inc.

Total	13,200,000

International Underwriters	Number of Shares
Lehman Brothers International (Europe)
Merrill Lynch International
Salomon Brothers International Limited
Credit Lyonnais Securities
J.P. Morgan Securities Ltd.

Total	3,300,000

    The U.S. underwriters and the international underwriters are collectively referred to as the underwriters, and the U.S. representatives and the international representatives are collectively referred to as the representatives. The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirements that:

  •
  the representations and warranties made by UtiliCorp and us to the underwriters are true;
  •
  that there is no material change in the financial markets; and
  •
  that UtiliCorp and we deliver to the underwriters customary closing documents.

    The underwriting agreement also provides that the sale of shares by UtiliCorp and us are expressly conditioned on one another and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. If an underwriter defaults and the number of shares that the underwriter, together with other defaulting underwriters, agreed to purchase exceeds 10% of the total number of shares shown in the table above, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

    The representatives have advised UtiliCorp and us that the offering price and the underwriting discounts and commissions per share for the U.S. offering and the international offering are identical and that underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not in excess of $   per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $   per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions UtiliCorp and we will pay. The underwriting discounts and commissions are equal to the public offering price per share less the amount paid to UtiliCorp and us per share. The underwriting discounts and commissions are equal to  % of the public offering price.

Total
	Per Share	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by UtiliCorp	$	$	$

    We will not receive any of the proceeds from the sale of shares by UtiliCorp. UtiliCorp and we estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $4.0 million, all of which are payable by us.

    Utilicorp and we have granted to the underwriters an option to purchase up to an aggregate of 500,000 and 1,975,000 additional shares of our common stock, respectively, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement and must purchase such additional shares from UtiliCorp and us on a pro rata basis. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the tables above and UtiliCorp and we will be obligated, under such over-allotment option, to sell the shares of common stock to the underwriters.

    The U.S. underwriters and the international underwriters have entered into an agreement pursuant to which each U.S. underwriter has agreed that, as a part of the distribution of the shares of common stock offered in the offering in the United States and Canada:

  •
  it is not purchasing any such shares for the account of anyone other than a U.S. person; and
  •
  it has not offered or sold, will not offer, sell, resell or deliver, directly or indirectly, any shares or distribute any prospectus relating to the offering in the United States and Canada to anyone other than a U.S. person.

    In addition, pursuant to this agreement, each international underwriter has agreed that, as part of the distribution of the shares of common stock offered in the offering outside the United States and Canada:

  •
  it is not purchasing any such shares for the account of a U.S. person; and
  •
  it has not offered or sold, will not offer, sell, resell or deliver, directly or indirectly, any shares or distribute any prospectus relating to the offering outside the United States and Canada to any U.S. person.

    As used in this section, the term "U.S. person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source. "Canada" means Canada, its provinces, its territories, its possessions and other areas subject to its jurisdiction.

    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between the U.S. underwriters and the international underwriters, including:

  •
  certain purchase and sales between U.S. underwriters and the international underwriters;
  •
  certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion;
  •
  purchases, offers or sales by a U.S. underwriter who is also acting as an international underwriter or by an international underwriter who is also acting as a U.S. underwriter; and
  •
  other transactions specifically approved by the U.S. representatives and the international representatives.

    Pursuant to the agreement between the U.S. underwriters and the international underwriters, sales may be made between the U.S. underwriters and the international underwriters of such a number of shares of common stock as may be mutually agreed. The price of any shares so sold will be the public offering price as then in effect for the shares of common stock being sold by the U.S. underwriters and the international underwriters less an amount equal to the selling concession allocable to the shares of common stock, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. underwriters and the international underwriters pursuant to the agreement between the U.S. underwriters and the international underwriters, the number of shares of common stock available for sale by the U.S. underwriters or by the international underwriters may be more or less than the amount specified on the cover page of this prospectus.

    For a period ending 180 days after the date of this prospectus, we, together with our officers and directors, and UtiliCorp, together with certain of its officers and directors, have agreed pursuant to lock-up agreements not to, without the prior consent of Lehman Brothers and Merrill Lynch, on behalf of the underwriters, directly or indirectly:

  •
  offer for sale, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or that can be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exchangeable for our common stock (other than shares (1) issued pursuant to employee benefit plans or qualified stock option plans, (2) issued pursuant to other employee compensation plans existing on the date of the underwriting agreement or pursuant to currently outstanding options, warrants or rights or (3) disposed of as a gift to "immediate family" or to one or more trusts established for the benefit of immediate family or involuntarily transferred, provided that the recipient of such shares agrees to the foregoing restrictions on transferability);
  •
  sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the grant of options, rights or warrants pursuant to employee compensation plans existing on the date of the underwriting agreement); or

  •
  enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the shares of our common stock.

    During such 180-day period, Lehman Brothers and Merrill Lynch may, together in their sole discretion, give such consent in whole or in part at any time with or without notice. When determining whether to or not to give their consent, Lehman Brothers and Merrill Lynch will consider, among other factors, the stockholder's reason for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

    Prior to the offering, there has been no public market for our shares of common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives considered, among other things:

  •
  prevailing market conditions;
  •
  our historical performance;
  •
  our capital structure;
  •
  estimates of our business potential and earning prospects;
  •
  an overall assessment of our management; and
  •
  the consideration of the above factors in relation to market valuation of companies in related businesses.

    We have been approved to list our stock on the New York Stock Exchange under the symbol "ILA."

    Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

    In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.
  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Neither UtiliCorp, we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither UtiliCorp, we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Each international underwriter has represented and agreed that:

  •
  it has not offered or sold and, prior to the date that is six months after the date of issue of the shares of common stock, will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
  •
  it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and
  •
  it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of common stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 or is a person to whom such document may otherwise be issued or passed upon.

    We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

    Fidelity Capital Markets, a division of National Financial Services LLC, is acting as an underwriter of this offering and will facilitate electronic distribution through the Internet.

    Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchases, in addition to the offering price listed on the cover page of this prospectus.

    The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock offered by them.

    This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

    At the request of UtiliCorp and us, the underwriters have reserved up to a maximum of 825,000 shares of the common stock offered by this prospectus for sale to our directors, employees and former employees, UtiliCorp's directors and employees and persons with relationships with UtiliCorp or us, at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the date following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

    Some of the underwriters or their affiliates have from time to time provided investment banking, financial advisory, trustee and lending services to UtiliCorp and its affiliates and to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so.

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed on for us and UtiliCorp by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri. Milbank, Tweed, Hadley & McCloy LLP, New York, New York, is acting for the underwriters in connection with various legal matters relating to the shares of common stock offered by this prospectus. Milbank, Tweed, Hadley & McCloy LLP from time to time provides legal services to UtiliCorp and its affiliates.

EXPERTS

    The audited financial statements included in this prospectus and elsewhere in the prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock to be sold in this offering, refer to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

    A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

    As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

GLOSSARY

    As used in this prospectus, the abbreviations listed below are defined as follows:

Bbls/d	Number of barrels per day.
Bcf	Volume of one billion cubic feet.
Bcf/d	Volume of one billion cubic feet per day.
Btu	British Thermal Unit—a measure of the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.
Btue	The energy content of a unit of natural resource.
MBbls/d	Volume of one thousand barrels per day.
Mcf	Volume of one thousand cubic feet.
MMBbls/d	Volume of one million barrels per day.
MMcf	Volume of one million cubic feet.
MMcf/d	Volume of one million cubic feet per day.
MMW	One million megawatts.
MMWhs	One million megawatt hours.
MW	Megawatts.
MWhs	Megawatt hours.
NGLs	Natural gas liquids.
TBp/d	Thousand barrels per day.
TBtue	Volume of one trillion Btues.
TBtue/d	Volume of one trillion Btues per day.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
of Aquila, Inc.:

    We have audited the accompanying combined balance sheets of Aquila, Inc. and subsidiaries and of the companies identified in Note 1 as of December 31, 1999 and 2000 and the related combined statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Aquila, Inc. and subsidiaries at December 31, 1999 and 2000, and the combined results of their operations and their cash flows for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Kansas City, Missouri
April 5, 2001

Aquila, Inc. and Subsidiaries

Combined Statements of Income

(In millions, except per share amounts)

	Year ended December 31,
	1998	1999	2000
Sales
Natural gas	$6,779.8	$8,235.2	$16,176.0
Electricity	3,748.5	7,966.9	9,390.8
Other	162.7	450.7	911.2

Total sales	10,691.0	16,652.8	26,478.0
Cost of sales
Natural gas	6,686.8	8,211.8	15,985.8
Electricity	3,693.4	7,958.9	9,327.7
Other	113.2	229.9	586.7

Total cost of sales	10,493.4	16,400.6	25,900.2
Equity in earnings of investments and partnerships	21.9	18.5	18.4

Gross profit	219.5	270.7	596.2

Operating expenses	126.3	167.7	379.4
Depreciation expense	31.3	35.7	48.8
Provision for asset impairments	6.5	—	10.8
Other (income) expense	8.0	(16.3)	(36.5)

Earnings before interest and taxes	47.4	83.6	193.7

Interest expense, net	4.0	2.8	1.8
Interest expense to UtiliCorp	17.6	19.0	14.2

Income before income taxes	25.8	61.8	177.7

Provision in lieu of income taxes	10.3	25.0	80.1

Net income	$15.5	$36.8	$97.6

Basic and Diluted Weighted Average Shares Outstanding	85.8	85.8	85.8
Basic and Diluted Earnings Per Common Share	$.18	$.43	$1.14

See accompanying notes to combined financial statements.

Aquila, Inc. and Subsidiaries

Combined Balance Sheets

(In millions)

	December 31,
	1999	2000
ASSETS
Current Assets:
Cash	$6.0	$9.0
Funds on deposit	38.6	149.5
Accounts receivable, net	1,253.6	3,959.9
Accounts and notes receivable from UtiliCorp	54.5	11.8
Inventories	147.7	63.6
Price risk management assets	189.1	1,452.6
Other	17.5	39.7

Total current assets	1,707.0	5,686.1

Property, plant and equipment, net	597.6	559.0
Investments in subsidiaries and partnerships	230.6	346.1
Price risk management assets	206.5	744.5
Notes receivable	179.3	313.2
Other	62.4	176.4

Total Assets	$2,983.4	$7,825.3

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$12.5	$12.5
Short-term debt	—	25.7
Accounts payable	1,485.1	4,144.0
Accrued liabilities	42.3	255.6
Accounts and notes payable to UtiliCorp	19.7	6.0
Price risk management liabilities	188.3	1,290.5
Customer deposits	—	362.4

Total current liabilities	1,747.9	6,096.7

Long-term liabilities:
Long-term debt, net	25.0	12.5
Notes payable to UtiliCorp	213.0	47.6
Price risk management liabilities	519.5	1,252.4
Income taxes and credits	176.6	138.8
Other	13.8	22.1

Total long-term liabilities	947.9	1,473.4

Commitments and contingencies
Preference stock, $.68 par value, 8,000,000 shares authorized, issued and outstanding	5.4	5.4
Class B common stock, $.01 par value; 250,000,000 shares authorized and 85,775,000 shares issued and outstanding	.9	.9
Additional paid-in capital	235.5	241.0
Accumulated other comprehensive loss	(2.1)	(1.7)
Retained earnings	47.9	9.6

Total shareholder's equity	287.6	255.2

Total Liabilities and Shareholder's Equity	$2,983.4	$7,825.3

See accompanying notes to combined financial statements.

Aquila, Inc. and Subsidiaries

Combined Statements of Shareholder's Equity

(In millions)

	Year Ended December 31,
	1998	1999	2000
Preference Stock:
Balance beginning of year	$5.4	$5.4	$5.4
Issuance of preference stock	—	—	—

Balance end of year	5.4	5.4	5.4

Class B common stock	.9	.9	.9
Additional Paid-In Capital:
Balance beginning of year	195.9	195.9	235.5
Repurchase of Common Stock	—	(16.0)	—
Capital contributions by Parent	—	55.6	5.5

Balance end of year	195.9	235.5	241.0

Retained Earnings:
Balance beginning of year	29.9	33.5	47.9
Net income	15.5	36.8	97.6
Dividends on common stock	(11.9)	(22.4)	(135.9)

Balance end of year	33.5	47.9	9.6

Accumulated other comprehensive loss	(1.9)	(2.1)	(1.7)

Total Shareholder's Equity	$233.8	$287.6	$255.2

See accompanying notes to combined financial statements.

Aquila, Inc. and Subsidiaries

Combined Statements of Comprehensive Income

(In millions)

	Year Ended December 31,
	1998	1999	2000
Net income	$15.5	$36.8	$97.6
Other comprehensive loss:
Foreign currency translation adjustments, net	(0.6)	(0.2)	0.4

Total comprehensive income	$14.9	$36.6	$98.0

See accompanying notes to combined financial statements.

Aquila, Inc. and Subsidiaries

Combined Statements of Cash Flows

(In millions)

	Year ended December 31,
	1998	1999	2000
Cash Flows From Operating Activities:
Net income	$15.5	$36.8	$97.6
Adjustments to reconcile net income to net cash provided:
Depreciation expense	31.3	35.7	48.8
Provision for asset impairments	6.5	—	10.8
Net change in price risk management assets and liabilities	101.5	196.4	159.6
Income taxes and credits	27.6	(10.5)	(37.8)
Earnings from investments and partnerships	(21.9)	(18.5)	(18.4)
Distributions from investments and partnerships	18.7	13.4	15.2
Changes in operating assets and liabilities-
Accounts receivable, net	(54.2)	(296.4)	(2,706.3)
Accounts payable and receivable to/from UtiliCorp, net	(36.7)	25.4	29.0
Funds on deposit, net	18.1	(25.2)	251.5
Inventories	(54.0)	(37.1)	84.1
Increase in accounts payable and accrued liabilities	42.3	402.0	2,872.2
Other	(39.5)	(6.0)	(84.3)

Net cash provided by operating activities	55.2	316.0	722.0

Cash Flows From Investing Activities:
Capital expenditures	(40.3)	(108.9)	(56.1)
Investments in subsidiaries and partnerships	(7.9)	(8.3)	(19.7)
Proceeds from asset dispositions	18.3	10.5	—
Assets acquired	—	(104.9)	(225.0)
Purchase of minority interest	—	(44.1)	—
Additions to notes receivable, net	(20.1)	(159.2)	(133.9)

Net cash used in investing activities	(50.0)	(414.9)	(434.7)

Cash Flows From Financing:
Retirement of long-term debt	(12.5)	(12.5)	(12.5)
Short-term borrowings (repayments), net	—	—	25.7
Issuance (retirement) of notes payable to UtiliCorp, net	18.3	69.1	(166.9)
Cash dividends paid	(11.9)	(22.4)	(135.9)
Repurchase of Common Stock	—	(16.0)	—
Capital contribution by Parent	—	55.6	5.5

Net cash provided by (used in) financing activities	(6.1)	73.8	(284.1)

Effect of Exchange Rate Changes on Cash	.2	(.2)	(.2)
Net Decrease in Cash and Cash Equivalents	(.7)	(25.3)	3.0
Cash and Cash Equivalents, beginning of year	32.0	31.3	6.0

Cash and Cash Equivalents, end of year	$31.3	$6.0	$9.0

See accompanying notes to combined financial statements.

Aquila, Inc. and Subsidiaries

Notes to the Combined Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

    Aquila, Inc. (a Delaware corporation) and subsidiaries (collectively, the Company or Aquila) is a wholly owned subsidiary of UtiliCorp United Inc. (the Parent or UtiliCorp). Our worldwide headquarters are based in Kansas City, Missouri. We market and trade natural gas, electricity and other commodities throughout North America, and we market natural gas and electricity in the U.K. and continental Europe. Our wholesale commodity business is supported by our ownership or control of geographically diverse transportation, generation, natural gas storage and natural gas gathering and processing assets. We conduct our business mainly through two business groups: Wholesale Services and Capacity Services.

Wholesale Services

    Wholesale Services consists of our trading, risk management and structured financial products. We market and trade a diverse portfolio of commodities including natural gas, electricity, coal, emission allowances, bandwidth capacity and weather derivatives. Within the trading portfolio, we take certain positions to hedge physical sale or purchase contracts and we take certain positions to take advantage of market trends and conditions. We use all forms of financial instruments including futures, forwards, swaps and options. Each type of financial instrument involves different risks. We believe financial instruments help us manage our exposure to changes in market prices and take advantage of selected arbitrage opportunities.

    We raise capital for our clients by bundling structured financing solutions with our commodity and capacity capabilities. Profits from our structured financing are derived from the spread between the price we charge our clients for this funding and our cost of these funds.

    Wholesale services also includes our e-commerce initiatives. We believe that the Internet will increasingly become an important part of the energy sector as it reduces costs and becomes an efficient alternative to traditional methods of transacting business. To capitalize on this opportunity, we are an equity participant on the IntercontinentalExchange, an Internet-based trading platform for over-the-counter trading of energy products. We have also established our own web-based auction platform (yourenergysource.com) in which multiple energy suppliers can compete for energy contracts.

Capacity Services

    Capacity Services owns or has contractual control of power generation, gas storage, pipeline, coal terminal, gas gathering, processing and transportation assets. This business segment provides complementary assets to the wholesale services and seeks to develop power and gas capacity assets through the development and expansion of existing assets and acquisitions.

Market Risk and Uncertainties

    We are subject to many risks and uncertainties associated with price movements of energy commodities, credit risk associated with our counterparties, supply of fuel and electricity, seasonal weather patterns, technology, potential changes in the regulatory environment in the United States, dependence on services provided by third parties and activities of competitors. See "Risk Factors" elsewhere in this prospectus for further discussion.

Background and Basis of Presentation

    The accompanying combined financial statements include Aquila, Inc. and its subsidiaries; Aquila Energy U.K., Inc., a wholly owned subsidiary of UtiliCorp; and Aquila Canada Corp. (ACC), a wholly owned subsidiary of UtiliCorp. UtiliCorp will contribute Aquila Energy U.K., Inc. to Aquila. After this transaction is completed Aquila Energy U.K., Inc. will be consolidated into Aquila. We anticipate this transaction to be closed by the end of 2001.

    Historically, Aquila has managed ACC for UtiliCorp as it has similar trading operations to us. Additionally, we perform administrative functions on behalf of ACC. Beginning in the second quarter of 2001, ACC's activities will be performed by a wholly-owned subsidiary of Aquila. All existing ACC contracts prior to this date will continue to be owned by ACC and managed by Aquila. ACC will not enter into any new contracts subsequent to this date. Activities performed by a wholly-owned subsidiary of Aquila will be similar in nature to prior ACC activities. We expect to transfer ACC assets, acquire ACC, or merge ACC into an Aquila wholly-owned subsidiary when and if practicable.

    The combined statements of income include all revenues and costs directly attributable to the above companies. All significant intercompany transactions and balances between these companies have been eliminated in the combined financial statements. Generally, we use the equity accounting method for investments in which we own between 20% to 50%.

Use of Estimates

    We prepared these financial statements in conformity with generally accepted accounting principles and made certain estimates and assumptions that affect the reported amounts of assets and liabilities. Our estimates and assumptions affect the disclosure of contingent assets and liabilities in this report and reported amounts of sales and expenses during the reported period. Actual results could differ from those estimates. Our accounting policies conform to generally accepted accounting principles.

Cash and Cash Flow Information

    Cash includes cash in banks. As of December 31, 1998, 1999 and 2000, our cash held in foreign countries was $22.0 million, $3.0 million and $4.0 million in U.S. dollars, respectively. Cash paid during 1998, 1999 and 2000 for interest, net of amount capitalized, was $22.8 million, $22.3 million and $15.5 million, respectively.

    We are part of the consolidated income tax return for UtiliCorp and receive tax allocation payments through intercompany transactions and make no direct cash payments for income taxes.

Funds on Deposit

    Funds on deposit consist primarily of margin requirements related to commodity swap and futures contracts. Pursuant to individual contract terms with counterparties, deposit amounts required vary with changes in market prices, credit provisions and various other factors. Interest is earned on most funds on deposit. We also hold funds on deposit from counterparties in the same manner.

Inventories

    Inventories consist primarily of natural gas in storage valued at the lower of weighted average cost or at market.

Property, Plant and Equipment

    We show property, plant and equipment at cost. Additions, improvements and replacements are capitalized, while expenditures for maintenance and repairs are charged to expense. Depreciation of gathering and processing properties is principally provided using the straight-line composite method with an estimated useful life of 25 years. Underground storage facilities and related equipment are depreciated using the straight-line method with an estimated useful life of five to 30 years. Coal handling equipment is depreciated using the straight-line method with an estimated useful life of five to 19 years. All other depreciable property, plant and equipment are depreciated using the straight-line method over an estimated useful life of five years.

Sales Recognition

Trading Activities

    We engage in price risk management activities for both trading and non-trading activities. Transactions carried out in connection with trading activities are accounted for under the mark-to-market method of accounting. Under this method, our energy commodity trading contracts, including both physical transactions (mainly gas and power) and financial instruments, are recorded at market value, and are shown on the consolidated balance sheets as "Price Risk Management Assets" and "Price Risk Management Liabilities". As part of the valuation of our portfolio, we value our credit risks associated with the financial condition of counterparties, product location (basis) differentials and other risks which our policy dictates. When market prices are not readily available or determinable, certain contracts are valued at fair value using an alternate approach such as model pricing. The market prices or fair values used in determining the value of the portfolio are our best estimates utilizing information such as closing exchange rates, over-the-counter (OTC) quotes, volatility, time value, counterparty credit and the potential impact on market prices of liquidating our positions in an orderly manner over a reasonable period of time under current market conditions. When the portfolio market value changes (primarily due to newly originated transactions and the effect of price changes), the change is recognized as gains or losses in the period of change within the sales caption. We record the resulting unrealized gains or losses as price risk management assets and liabilities.

Non-trading Activities

    Revenue related to other non-trading activities is generally recognized in income upon the delivery of natural gas, electricity, crude oil, coal, condensate and natural gas liquids to the buyer of the related products or services.

Income Taxes

    We are included in the consolidated tax returns of UtiliCorp. We account for deferred income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined by applying tax rates existing at the end of a reporting period to the cumulative temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.

Capitalization of Interest

    We capitalize interest as a component of projects under construction, which will then be amortized over the projects' estimated useful lives. We capitalized $1.0 million, $1.7 million and $0.9 million in December 31, 1998, 1999 and 2000, respectively.

Development Activity

    Development costs related to projects, including costs of feasibility studies, bid preparation, permitting, licensing and contract negotiations are expensed as incurred until the project is deemed to be probable. At this point, costs are capitalized or expensed as incurred, based on the nature of the costs. These costs may be recoverable through partners of the projects or other third parties, or classified as an investment and recovered through the future cash flows of the project. Accumulated capitalized project development costs are otherwise expensed in the period that we determine it is probable that the costs will not be recovered. Capitalized development costs as of December 31, 1999 and 2000 were $60.2 million and $4.1 million, respectively.

Currency Adjustments

    Assets and liabilities of international operations have been translated into U.S. dollars using monthly exchange rates and revenues and expenses have been translated using average exchange rates during the period. When translating foreign currency-based assets and liabilities to U.S. dollars, we show any differences between accounts as translation adjustments in common shareholder's equity and other comprehensive income. Currency transaction gains and losses are transactions executed in a currency other than the functional currency and are recorded in income.

Earnings Per Share

    Our historical capital structure is not indicative of our prospective structure. Basic and diluted earnings per share are computed by dividing net income for each period by basic and diluted weighted average shares outstanding. All share and per share data included in the combined financial statements and footnotes to the combined financial statements has been restated to reflect the recapitalization discussed in Note 17.

NOTE 2—SEPARATION FROM UTILICORP

    UtiliCorp has announced its current intention to make us, its wholly owned subsidiary, into an independent, publicly traded company (the Stock Offering). We have negotiated separation agreements with UtiliCorp to provide transition services following the Stock Offering in the areas of finance, accounting, information technology, cash management, payroll, employee benefits and insurance, among others. These services will be provided at cost plus a 1% administrative fee, which fee will be capped at $200,000 on an annual basis. With certain exceptions, we have the option to terminate any particular service at any time after the first anniversary of the Stock Offering upon providing UtiliCorp with 60-days's prior written notice. Under arrangements for similar services currently in effect with UtiliCorp and its affiliates, under which services are provided at cost, we paid $19.9 million, $23.4 million and $30.5 in 1998, 1999 and 2000, respectively.

    UtiliCorp has agreed to maintain all credit support arrangements existing in our favor as of the Stock Offering. Following the date UtiliCorp ceases to own at least 50% of the combined voting power of our outstanding capital stock, we will pay UtiliCorp a quarterly fee equal to one-fourth of one percent of the total maximum exposure of UtiliCorp under the credit support arrangements, without regard to market conditions or other factors, except for credit support arrangements supporting our long-term gas sales agreements. For these agreements, the quarterly fee will equal one-fourth of one percent of our mark-to-market exposure under these agreements. If the distribution does not happen by March 31, 2002, UtiliCorp and we will negotiate a new credit support fee. If requested by UtiliCorp, we must use our commercially reasonable efforts to release or replace any credit support obligations of UtiliCorp.

NOTE 3—BUSINESS ACQUISITIONS AND DISPOSITIONS

GPU International Inc. Acquisition

    On December 22, 2000, we acquired GPU International, a wholly owned subsidiary of GPU, for $225 million. Through this transaction, accounted for under the purchase method of accounting, we acquired interests in six independent U.S.-based generating plants. A portion of this purchase price has been allocated to assets acquired and liabilities assumed. The purchase price of the acquisition exceeded our share of the underlying net assets of GPU International by approximately $45.0 million, which amount will be amortized over the estimated remaining lifes of the underlying assets of the individual projects.

Aries Plant Financing

    In September 2000, Merchant Energy Partners Pleasant Hill, LLC (MEPPH) closed on the financing of its 580-megawatt Aries plant. We own 50% of MEPPH. The other 50% is owned by Calpine Corporation. This financing was completed at the project level on a limited recourse basis to us through a sale-leaseback transaction. The partnership sold the Aries plant and will leaseback the facility under a 30-year lease. This lease will be classified as an operating lease in the partnership financial statements.

Tender Offer

    On May 7, 1999, approximately 3.4 million shares of Aquila Gas Pipeline Corporation (AQP) were tendered to us at $8.00 per share. The 3.4 million shares, together with the 24.0 million shares already held, represented 93% of AQP's total shares outstanding. All remaining shares not tendered were converted in a "short-form" merger into a right to receive $8.00 per share. Upon completion of the short-form merger, AQP ceased being a publicly traded company and became wholly owned by us. This transaction is a step acquisition accounted for using the purchase method. As a result of this transaction, approximately $6.8 million of goodwill is reflected in other assets on the combined balance sheets, which will be amortized over the estimated useful life of 40 years.

Western Gas Resources Storage

    On March 29, 1999, we agreed to purchase Western Gas Resources Storage, Inc., for $100 million. This acquisition increased our ownership and control of a strategically located natural gas storage asset. The 2,400 acre subsurface facility located at the Katy Hub has a working storage capacity of 20 Bcf. This transaction was accounted for using the purchase method and closed on May 3, 1999. Therefore, the operations of Western Gas Resources Storage, Inc. have been included in our combined operating results from the date of acquisition. The cost of the acquisition has been allocated based on the estimated fair market values of the assets and liabilities acquired. The fair value of the property, plant and equipment was approximately $87.6 million. The remaining costs were allocated to working capital assets and liabilities. This acquisition resulted in no goodwill being recorded.

NOTE 4—PRICE RISK MANAGEMENT ACTIVITIES

Trading Activities

Price Risk Management Activities

    We offer price risk management services primarily through our wholesale services business group. We use all forms of financial instruments, including but not limited to the following:

  •
  forward contracts involving physical delivery of an energy commodity;
  •
  swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between two prices for the commodity specified by the swap;
  •
  future and options contracts traded primarily on the New York Mercantile Exchange (NYMEX); and
  •
  other contractual arrangements.

    Our trading activities attempt to match our portfolio of physical and financial contracts to current or anticipated market conditions. We believe financial instruments help us manage our contractual commitments, reduce our exposure relative to the volatility of cash market prices, and take advantage of selected arbitrage opportunities. We are also able to secure additional sources of physical supply or create additional markets for existing supply through the use of exchange-for-physical (EFP) transactions allowed by the NYMEX. The management of all these types of transactions is referred to herein as price risk management activities.

Market Risk

    Our price risk management activities involve offering fixed-price commitments into the future. The contractual amounts and terms of these financial instruments at December 31, 1999 and 2000, are shown below:

	December 31, 1999
	Fixed Price Payor	Fixed Price Receiver	Maximum Term in Years
Energy Commodities:
Natural Gas (trillion BTUs)	5,419	4,959	12
Electricity (megawatt-hours)	1,788,096	1,775,280	1
Crude (BBL)	733,000	744,000	5
Financial Products:
Interest rate instruments (in millions)	$1,998	$612	12
	December 31, 2000
	Fixed Price Payor	Fixed Price Receiver	Maximum Term in Years
Energy Commodities:
Natural Gas (trillion BTUs)	5,700	4,533	12
Electricity (megawatt-hours)	9,820,208	14,068,008	5
Crude (BBL)	5,200,219	5,219,800	4
Financial Products:
Interest rate instruments (in millions)	$1,127	$4,884	10

    Although we generally attempt to balance our physical and financial purchase and sale contracts in terms of quantities and contract performance, net open positions typically exist. We will at times create a net open position or allow a net open position to continue when we believe, based upon competitive information acquired from our energy marketing activities, that future price movements will be consistent with our net open position. To the extent that we have an open position, we are exposed to the risk that fluctuating market prices may adversely impact our financial position or results of operations. To help manage this exposure, we have established trading policies and exposure limits that are monitored and reviewed.

Market Valuation

    The market prices used to value price risk management activities reflect our best estimate of current values considering various factors, including closing exchange and over-the-counter quotations, time value of money and price volatility factors underlying the commitments. We adjust market prices to reflect the potential impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions.

    We consider a number of risks and costs associated with the future contractual commitments included in our energy portfolio, including credit risks associated with the financial condition of counterparties, product location differentials and other risks which our valuation policies dictate. We continually monitor the valuation of identified risks and adjust them based on present market conditions. The value of all forward contracts is discounted to the applicable balance sheet date, using appropriate market rates. We continuously monitor the portfolio and value it daily based on present market conditions. The following table displays the market values of energy transactions at December 31, 2000 and the average value for the year ended December 31, 2000:

	Price Risk Management Assets		Price Risk Management Liabilities
In millions	Average Value	December 31, 2000	Average Value	December 31, 2000
Natural Gas	$792.3	$1,604.3	$1,210.6	$2,171.6
Electricity	195.7	536.6	146.5	357.9
Crude oil	4.6	3.6	4.3	3.6
Other	37.3	52.6	4.5	9.8

Total	$1,029.9	$2,197.1	$1,365.9	$2,542.9

    Credit risk relates to the risk of loss that we would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. Changes in the creditworthiness of our counterparties change the value of our portfolio. We have established controls to determine and monitor the creditworthiness of counterparties and use master netting agreements whenever possible to mitigate our exposure to counterparty credit risk. We adjust the value of contracts and set dollar limits with counterparties based on our assessment of their credit quality.

    The value of price risk management assets at December 31, 2000, is concentrated primarily into five counterparties representing approximately 27 percent of total asset value of the portfolio, respectively. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. The 2000 price risk management liabilities reflect the net present value of $912.9 million for prepayments of long-term gas contracts.

Nontrading Activities—Hedging Instruments

    To reduce the risk of market fluctuations on production of natural gas liquids, we enter into forwards and futures contracts. The estimated fair value and cash flow requirements for these financial instruments are based on the market prices in effect at the financial statement date and are not reflected in our trading portfolio. We apply hedge accounting for these derivative financial instruments utilized in non-trading activities. Unrealized changes in the market value of derivatives utilized as hedges are not recognized in our financial statements until the underlying hedged transaction occurs. As of December 31, 1999, we had sold 360,000 barrels of crude oil and 1,875,000 barrels of ethane, forward swaps with a notional value of $27.8 million and a fair value of $24.7 million. As of December 31, 2000, we had sold 522,000 barrels of ethane, 216,000 barrels of propane and 216,000 barrels of pentane, forward swaps with a notional value of $16.9 million and a fair value of $14.7 million.

NOTE 5—ACCOUNTS AND NOTES RECEIVABLE

    Our accounts and notes receivable on the combined balance sheets comprise the following:

	December 31,
In millions	1999	2000
Accounts receivable, net of allowance for bad debts of $12.0 at December 31, 1999 and $30.4 at December 31, 2000	$1,528.6	$4,234.9
Accounts receivable sale program	(275.0)	(275.0)

Accounts receivable, net	1,253.6	3,959.9
Accounts and notes receivable from UtiliCorp	54.5	11.8
Notes receivable	$179.3	$313.2

Total accounts and notes receivable	$1,487.4	$4,284.9

    Our accounts receivable relate primarily to sales of natural gas, electricity, coal and natural gas liquids. Our policy is to review the financial condition of all potential purchasers and assess the credit risk of customers prior to signing sales agreements. For those counterparties not meeting our financial guidelines, letters of credit or guarantees may be required.

    We continually sell certain accounts receivable without recourse to a bank. The maximum limit of the receivables was $275 million at December 31, 1999 and 2000. The financial institutions that buy our receivables charge a fee based on the dollar amount sold, which is reflected in other (income) expense in the combined statements of income. Our combined statements of income reflect fees associated with these sales of $8.9 million in 1998, $8.8 million in 1999, and $20.0 million in 2000. During 1998, 1999 and 2000, we received approximately $1.8 billion, $2.3 billion and $3.3 billion, respectively, in aggregate proceeds from these facilities. Our retained interests in the receivables sold are recorded at cost which approximates fair value. We have minimal servicing assets and liabilities relative to the receivables sold under these facilities.

    We provide capital primarily to energy-related businesses seeking debt financing. We have classified this loaned capital as notes receivable in our combined financial statements. Notes receivable consist of notes with terms ranging from one to seven years and interest rates ranging from 9 percent to 14 percent. At December 31, 2000, the fair market value of these instruments approximated their carrying value.

Aquila, Inc. and Subsidiaries

Notes to the Combined Financial Statements (Continued)

NOTE 6—PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment are as follows:

	December 31,
In millions	1999	2000
Gas gathering and pipeline systems	$544.9	$555.9
Gas storage	87.6	86.3
Construction in progress	84.9	50.2
Other	46.8	55.5

	764.2	747.9
Less-Depreciation	166.6	188.9

Property, plant and equipment, net	$597.6	$559.0

NOTE 7—ASSET IMPAIRMENTS

    We have adjusted the reported value of certain assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". In 2000, we recognized noncash, pretax charges of $7.8 million with respect to our assessment of certain underperforming pipeline assets, and $3.0 million related to our investments in certain retail assets in the United Kingdom. In 1998, we recorded a noncash, pretax charge of approximately $6.5 million caused by a change in the projected cash flows of an investment power project and resulted in the write-off of assets within the partnership. We recorded our proportional share of the impairment recorded by the partnership. These asset impairments are included in provision for asset impairments in the accompanying combined statements of income.

NOTE 8—INVESTMENTS IN SUBSIDIARIES AND PARTNERSHIPS

    Our combined balance sheet contains various investments accounted for by the equity method of accounting. The table below summarizes our investments and related equity earnings.

	Ownership at December 31,		Balance at December 31,		Equity Earnings, Year Ended December 31,
In millions	2000	Country	1999	2000	1998	1999	2000
Independent Power Project Partnerships	17% to 50%	U.S. and Jamaica	$132.9	$248.6	$20.8	$17.9	$18.7
Oasis Pipe Line Company	35%	U.S.	97.7	97.5	1.1	0.6	(.3)

Total			$230.6	$346.1	$21.9	$18.5	$18.4

    We own interests in 15 independent power projects located in eight states and Jamaica. These investments have been aggregated because individual investments are not significant. All of these plants are currently in commercial operation. During 1998, we purchased an additional 5.3 percent ownership interest in a natural-gas-fired, combined-cycle cogeneration project. We subsequently sold an 11 percent ownership interest in the same project for $13.6 million, resulting in a gain of $3.6 million.

    Our equity investments exceed our share of the equity in underlying partnership net assets by $136.2 million at December 31, 1999 and $181.2 million at December 31, 2000. This excess and any acquisition and transaction costs included in the investment balances are being amortized on a straight-line basis over the remaining lives of the partnerships' related facilities, ranging from 15 to 40 years. Accumulated amortization aggregated $32.4 million at December 31, 1999 and $36.5 million at December 31, 2000. Unamortized acquisition and transaction costs related to these projects approximated $2.2 and $4.5 million as of December 31, 1999 and 2000, respectively.

    Combined financial information for the equity investments in which we hold an interest is summarized below:

	December 31,
In millions	1999	2000
Assets:
Current assets	$133.2	$256.6
Non-current assets	794.4	1,611.8

Total assets	$927.6	$1,868.4

Liabilities and equity:
Current liabilities	$98.6	$164.2
Non-current liabilities	430.7	1,283.8
Equity	398.3	420.4

Total liabilities and equity	$927.6	$1,868.4

	Year Ended December 31,
In millions	1998	1999	2000
Operating results:
Revenues	$505.2	$346.9	$348.4
Costs and expenses	398.5	276.3	272.8

Net income	$106.7	$70.6	$75.6

Investment in Leveraged Lease

    We have an investment in a leveraged-lease generating facility. Our net investment in the leveraged lease consists of the following at December 31, 1999 and 2000:

In millions	1999	2000
Rents receivable, net of principal and interest on the nonrecourse debt	$7.3	$6.9
Estimated residual value of the leased assets	15.0	15.0
Less-Unearned and deferred income	(13.8)	(13.4)

Investment in leveraged lease	8.5	8.5
Less-Deferred taxes arising from leveraged lease	(6.3)	(5.9)

Net investment in leveraged lease	$2.2	$2.6

    For federal income tax purposes, we received the investment tax credit for this lease and receive the benefit of tax deductions for accelerated depreciation on the portion of the leased assets attributable to our lessor interests.

    Earnings from the investment in leveraged lease were $.2 million, $.2 million and $.3 million in 1998, 1999 and 2000, respectively. These earnings are included in the accompanying combined statements of income as other (income) expense.

NOTE 9—CREDIT FACILITIES AND DEBT

Long-term debt

    At December 31, 1999 and 2000, we had long-term debt (including current maturities) as follows:

In millions	1999	2000
Notes payable to UtiliCorp	$213.0	$47.6
8.29% senior notes, due September 15, 2002	37.5	25.0

Total long-term debt	250.5	72.6
Less-Current maturities	12.5	12.5

Long-term debt, net	$238.0	$60.1

    Periodically, we borrow funds from UtiliCorp to finance acquisitions or working capital needs. We pay interest to UtiliCorp based on revolving credit advances and long-term advances. Interest rates on long-term advances to affiliates ranged from 6.70 percent to 8.38 percent in 2000. We expect to receive financial support from UtiliCorp for approved capital commitments and future investments and to meet any working capital needs. Any such advances are repaid as available cash flow permits. All advances are classified as long-term debt as UtiliCorp has represented that it will not call for repayment of the notes within the next year.

    The senior notes mature in September 2002 with annual principal payments of $12.5 million due on September 15. The notes contain various restrictive covenants, including limitations on the incurrence or guarantee of additional indebtedness, incurrence of liens on assets, the purchase or sale of assets, investments and mergers. The notes also require that one of our wholly owned subsidiaries meet certain financial covenants related to net worth, debt, cash flow, dividends and other restricted payments and reserve life. Through December 31, 2000, we were in compliance with these covenants. The estimated fair value of this debt instrument approximates the carrying amount as of December 31, 1998, 1999 and 2000.

Financing of Power Plant

    In November 2000, we closed on a $140 million lease to finance a 340-megawatt power plant that is currently under construction. The lease has a term of 7 years with a variable interest component of the lease payment tied to changes in UtiliCorp's credit rating and LIBOR. We expect the completion of this plant to be May 2002. If UtiliCorp's interest in us falls below 75%, certain provisions in this lease will need to be renegotiated.

Letter of Credit Facilities

    In August 2000, we entered into a $125 million letter of credit facility with a group of banks that is used to support trading and other activities of Aquila with various counterparties. As of December 31, 2000, we had $88.8 million outstanding against the facility. We have certain financial covenants that need to be maintained to stay in compliance with the facility that relate to interest coverage and capitalization ratios. As of December 31, 2000, we were in compliance with these covenants and we expect to remain in compliance during the next year.

    We have a $30 million credit facility with a U.S. financial institution which provides working capital financing to our European energy merchant business at a floating rate of 7.0% at December 31, 2000. We had $25.7 million borrowed on this facility at December 31, 2000.

NOTE 10—PREFERRED STOCK

    In 1997, we issued 8.0 million shares of preferred stock to an affiliated company, for approximately $5.4 million. A non-cumulative dividend of 8% of the issued preferred stock could be paid if declared by the board of directors; however, to date, we have not declared any dividends on this preferred stock. We also can redeem the preferred stock at our option at any point in time.

NOTE 11—PROVISION FOR INCOME TAXES

    We are part of the consolidated federal income tax return of UtiliCorp. Under a joint income tax agreement, we compute current and deferred tax expense on a stand-alone basis. Under this agreement, we receive tax allocation payments from UtiliCorp on a quarterly basis.

    Income tax expense (benefit) consists of the following components:

	Year Ended December 31,
In millions	1998	1999	2000
Currently payable:
Federal	$(14.1)	$25.5	$96.0
State	(2.8)	3.8	14.4
Foreign	(.4)	6.2	23.1
Deferred:
Federal	23.7	(9.3)	(46.7)
State	3.9	(1.2)	(6.7)

Total income tax expense	$10.3	$25.0	$80.1

    The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases which give rise to deferred tax liabilities and credits are as follows:

	Year Ended December 31,
In millions	1999	2000
Deferred tax assets:
Price risk management activities	$—	$15.6

Deferred tax liabilities and credits:
Depreciation and amortization	$143.7	$157.6
Price risk management activities	39.8	—
Other, net	(6.9)	(18.8)

Total deferred tax liabilities and credits	$176.6	$138.8

    Our effective income tax rates differed from the statutory federal income tax rates primarily due to the following:

	Year Ended December 31,
	1998	1999	2000
Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
Tax effect of:
Minority interest	.4	—	—
State income taxes, net of federal benefit	4.3	4.2	4.3
Difference in tax rate of foreign subsidiaries	(.4)	2.1	3.6
Other	.6	(.8)	2.2

Effective income tax rate	39.9%	40.5%	45.1%

    UtiliCorp has a consolidated alternative minimum tax (AMT) credit carryforward of approximately $43.0 million. As we participate in the consolidated tax returns of UtiliCorp we have generated a portion of this credit, but have not been allocated our stand-alone portion.

NOTE 12—RELATED-PARTY TRANSACTIONS

    We have agreements with UtiliCorp under which UtiliCorp or one of its subsidiaries provide the following services to us: finance, accounting, information technology, cash management, payroll, employee benefits, credit support and insurance. The costs of these services are both directly incurred and allocated based on a cost-based formula. Allocated costs amounted to $19.9 million, $23.4 million and $30.5 million during 1998, 1999 and 2000, respectively.

    UtiliCorp charges us for any services which are identifiable specifically to us. The remaining non-direct support costs are allocated to certain business units of UtiliCorp, first using appropriate and specific cost drivers and second using a general allocator. These allocated costs are charged to us at actual (or fully distributed) cost, rather than market. Costs drivers represent the percentage of support to a business unit in relation to all business units. The general allocator utilized by UtiliCorp is the Massachusetts Formula, which is the arithmetic average of net plant, net margin and payroll (fully loaded) charged to expense.

    We believe that the allocation methods used are reasonable and reflective of our proportionate share of such expenses and are not materially different from those that would have been incurred on a stand-alone basis.

    We incurred interest expense on notes payable to affiliates of $17.6 million, $19.0 million and $14.2 million during 1998, 1999 and 2000, respectively. See Note 9 for discussion of related party debt transactions.

    In February 1999, a wholly owned subsidiary of ours entered into a power supply contract with a subsidiary of UtiliCorp. Under this agreement we will provide up to 580 MW of power from June 2001 to May 2005. In 2000, we sold a 50% interest in our subsidiary that held the power contract with the UtiliCorp subsidiary. After the sale of the 50% interest in this subsidiary we will account for our 50% ownership interest by the equity method of accounting.

    From November, 1999 to December 31, 1999, we had an interest rate swap with UtiliCorp to manage our exposure to adverse interest rate movements related to our price risk management activities. As of December 31, 1999 the interest rate swap had a value of approximately $20.0 million and was recorded as a price risk management asset in our financial statements.

    We transact in a normal course of business with affiliated companies. We supply and purchase gas to and from subsidiaries of UtiliCorp, which generated sales of $136.8 million, $147.0 million and $56.7 million, and gas costs of $22.5 million, $20.4 million and $11.2 million, respectively for the years ended December 31, 1998, 1999 and 2000.

    In connection with the separation of our businesses from those of UtiliCorp, we will enter into, or continue in effect, various agreements and relationships, including those described above and in this prospectus.

NOTE 13—COMMITMENTS AND CONTINGENCIES

Commodity Contracts

    We have various future commitments related to commodity contracts, such as, gas transportation, storage capacity and tolling agreements. Under these agreements, we make specified minimum payments each month. Future commitments related to these agreements at December 31, 2000 were $53.9 million, $65.8 million, $84.7 million, $84.7 million and $84.7 million for 2001 through 2005, respectively.

    In October 2000, we announced two agreements, a 15-year agreement and a 20-year agreement, for the output of two natural gas-fired peaking facilities. The agreements are expected to provide us with approximately 1,180 MW of additional capacity. Both facilities are currently under construction. One of these plants is expected to be operational in the summer of 2001 and the other is expected to be operational in the summer of 2002.

Other Commitments

    We lease property, operating facilities and equipment under various operating leases, certain of which contain renewal and purchase options. Future commitments related to these leases at December 31, 2000 were $1.2 million, $14.7 million, $15.2 million, $14.4 million and $14.8 million for 2001 through 2005, respectively, and $220.8 million for later years.

    We own 50% of Merchant Energy Partners Pleasant Hill, LLC (MEPPH), and the other 50% is owned by Calpine Corporation. In September 2000, the partnership sold its 580-megawat Aries plant and will lease back the facility under a 30-year lease. This lease will be classified as an operating lease in the partnership financial statements. As such, we have included our portion of the annual lease commitments described above.

    In 1998, we entered into a 15-year agreement (with a five-year renewal option) to obtain the rights to dispatch 267 megawatts of electricity from facilities currently being built by a third party. As part of the agreement, we will provide natural gas to the facility and will be able to sell the electricity generated by this facility. This facility became operational in July 2000.

    A court ruling in 1998 required us to pay costs in accordance with a U.K. gas contract that was subject to a legal dispute. In addition, we are required to pay interest to the supplier related to the gas cost not previously paid. We estimate this will cost approximately $6.8 million.

Contingencies

    The IRS has examined and proposed adjustments to UtiliCorp's consolidated federal income tax returns for 1988 through 1993. The IRS has proposed an adjustment for fiscal years 1990-1993 to lengthen the depreciable life of certain pipeline assets owned by us. UtiliCorp filed a petition in the U.S. Tax Court contesting the IRS-proposed adjustments for 1990 and 1991. UtiliCorp intends to vigorously contest the proposed adjustment, and we believe it is reasonably possible that UtiliCorp will prevail. It is expected that additional assessments for the years 1994 through the present would also be made on the same issue. Under the provisions of the tax-sharing agreement between UtiliCorp and us, we would be liable to UtiliCorp for additional taxes of approximately $12.6 million for the audit period through the present plus potential interest of approximately $4.9 million. The additional taxes would result in an adjustment to the deferred tax liability with no effect on net income, while any payment of interest would affect net income. We expect that the ultimate resolution of this matter will not have a material adverse effect on our combined financial position or results of operations.

    We are also subject to other asserted claims and contingent liabilities which arise in the ordinary course of business. In our opinion, such other asserted claims and contingent liabilities are not anticipated to result in any losses which will materially affect our combined financial position or results of operations.

NOTE 14—SEGMENT INFORMATION

    We divided our operations into two operating segments, defined as components of an enterprise about which financial information is available and evaluated by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

    Our chief operating decision-making group evaluates performance based on earnings before interest and income taxes (EBIT). The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies in Note 1.

NOTE 14—SEGMENT INFORMATION (Continued)

    We have divided our operations into wholesale services and capacity services. These segments have been described previously in the footnotes. Financial information by business segment and geographic area for each of the three years in the period ended December 31, 2000, is as follows:

Business Lines

	Year Ended December 31,
In millions	1998	1999	2000
Sales:
Wholesale services
North America	$10,028.6	$15,598.1	$23,825.2	90.0%
United Kingdom and continental Europe	359.6	669.9	1,837.2	6.9

Total wholesale services	10,388.2	16,268.0	25,662.4	96.9
Capacity services	302.8	384.8	815.6	3.1

Total	$10,691.0	$16,652.8	$26,478.0	100.0%

	Year Ended December 31,
In millions	1998	1999	2000
Earnings before interest and taxes:
Wholesale services
North America	$30.4	$53.1	$165.7	85.5%
United Kingdom and continental Europe	6.8	8.3	(8.9)	(4.6)

Total wholesale services	37.2	61.4	156.8	80.9
Capacity services	10.2	22.2	36.9	19.1

Total	$47.4	$83.6	$193.7	100.0%

	Year Ended December 31,
In millions	1998	1999	2000
Depreciation expense:
Wholesale services	$4.9	$5.0	$16.5	33.8%
Capacity services	26.4	30.7	32.3	66.2

Total	$31.3	$35.7	$48.8	100.0%

	Year Ended December 31,
In millions	1998	1999	2000
Identifiable assets:
Wholesale services
North America	$1,540.4	$2,305.0	$6,144.2	78.5%
United Kingdom and continental Europe	144.8	129.1	342.8	4.4

Total wholesale services	1,685.2	2,434.1	6,487.0	82.9
Capacity services	595.7	549.3	1,338.3	17.1

Total	$2,280.9	$2,983.4	$7,825.3	100.0%

	Year Ended December 31,
In millions	1998	1999	2000
Capital expenditures:
Wholesale services	$17.7	$4.7	$32.2	57.4%
Capacity services	22.6	104.2	23.9	42.6

Total	$40.3	$108.9	$56.1	100.0%

Geographical Information

	Year Ended December 31,
In millions	1998	1999	2000
Sales:
United States	$9,196.9	$13,689.4	$20,670.7	78.1%
Canada	1,134.5	2,293.5	3,970.1	15.0
United Kingdom and continental Europe	359.6	669.9	1,837.2	6.9

Total	$10,691.0	$16,652.8	$26,478.0	100.0%

	Year Ended December 31,
In millions	1998	1999	2000
Earnings before interest and taxes:
United States	$38.3	$60.6	$141.3	73.0%
Canada	2.3	14.7	61.3	31.6
United Kingdom and continental Europe	6.8	8.3	(8.9)	(4.6)

Total	$47.4	$83.6	$193.7	100.0%

	Year Ended December 31,
In millions	1998	1999	2000
Identifiable assets:
United States	$1,919.0	$2,538.8	$6,356.0	81.2%
Canada	217.1	315.5	1,126.5	14.4
United Kingdom and continental Europe	144.8	129.1	342.8	4.4

Total	$2,280.9	$2,983.4	$7,825.3	100.0%

NOTE 15—EMPLOYEE BENEFITS

    We participate in UtiliCorp's defined benefit pension plans and other benefit plans that cover substantially all of our employees, other than those employed by our Canadian and European operations. The following table shows the funded status of UtiliCorp's pension plans, and the amounts included in the consolidated balance sheets and statements of income of UtiliCorp:

Pensions

	Pension benefits			Other benefits
In millions	1998	1999	2000	1998	1999	2000
Changes in Benefit Obligation:
Benefit obligation at start of year	$205.5	$221.4	$218.6	$42.6	$42.2	$51.4
Service cost	7.7	7.7	8.3	.7	1.0	.9
Interest cost	14.4	14.8	16.3	2.7	3.2	3.7
Plan participants' contribution	.6	.7	.9	.8	.9	1.0
Amendments	8.9	.3	.3	.3	—	—
Net acquisitions	—	—	42.5	—	—	17.1
Actuarial (gain) loss	(1.2)	(16.0)	(2.1)	1.6	7.5	1.0
Curtailment (gain) loss	—	—	(.5)			(.3)
Benefits paid	(12.1)	(12.5)	(13.4)	(6.3)	(3.6)	(5.1)
Foreign currency exchange rates	(2.4)	2.2	(1.6)	(.2)	.2	(.1)

Benefit obligation at end of year	$221.4	$218.6	$269.3	$42.2	$51.4	$69.6

Change in Plan Assets:
Fair value of plan assets at start of year	$239.6	$227.0	$259.6	$4.8	$4.5	$7.6
Actual return on plan assets	(.5)	40.6	51.4	.2	.3	.4
Employer contribution	1.5	1.9	2.1	5.0	5.5	3.6
Plan participants' obligation	.6	.7	.9	.8	.9	1.0
Net acquisitions	—	—	88.4	—	—	5.9
Benefits paid	(12.1)	(12.5)	(13.4)	(6.3)	(3.6)	(5.1)
Foreign currency exchange changes	(2.1)	1.9	(1.4)	—	—	—

Fair value of plan assets at end of year	$227.0	$259.6	$387.6	$4.5	$7.6	$13.4

Funded status	$5.6	$41.0	$118.3	$(37.7)	$(43.8)	$(56.2)
Unrecognized transition amount	(8.9)	(7.7)	(7.0)	28.3	26.3	28.2
Unrecognized net actuarial (gain) loss	19.5	(13.6)	(45.6)	(8.8)	3.8	10.1
Unrecognized prior service cost	10.6	10.9	13.4	3.2	.3	3.5

Prepaid (accrued) benefit cost	$26.8	$30.6	$79.1	$(15.0)	$(13.4)	$(14.4)

Weighted Average Assumptions as of December 31:
Discount rate	6.75%	7.61%	7.75%	6.75%	7.75%	7.88%
Expected return on plan assets	9.73%	9.70%	9.47%	7.00%	7.00%	7.87%
Rate of compensation increase	5.09%	5.04%	4.90%	5.40%	5.40%	5.06%

    Our portion of the benefit obligation at the end of 1999 and 2000, was $5.7 million and $6.5 million, respectively. Plan assets currently are not allocated to business units. We are allocated our respective portion of the prepaid (accrued) benefit costs on an annual basis.

    For measurement purposes, UtiliCorp assumes a 6.18% annual rate of increase in the per capita cost of covered health benefits for each future fiscal year.

	Pension benefits			Other benefits
In millions	1998	1999	2000	1998	1999	2000
Components of Net Periodic Benefit Cost:
Service cost	7.7	7.7	8.3	.7	1.0	.9
Interest cost	14.4	14.8	16.3	2.7	3.2	3.7
Expected return on plan assets	(22.8)	(23.4)	(27.7)	(.3)	(.4)	(.5)
Amortization of transition amount	(1.2)	(1.2)	(1.2)	2.0	2.0	1.9
Amortization of prior service cost	—	.5	.6	—	.1	.1
Recognized net actuarial (gain) loss	—	—	(1.9)	(.2)	—	—
Curtailment (gain) loss	—	—	(1.0)	—	—	(.3)
Regulatory adjustment	(.1)	.1	(1.3)	—	—	—

Net periodic benefit cost	$(2.0)	$(1.5)	$(7.9)	$4.9	$5.9	$5.8

    The pension plans were amended effective December 1, 1999 to provide the same pension benefits for almost all participants.

    We also participate in UtiliCorp's health care plans. These plans our contributory, with participants' contributions adjusted annually. The life insurance plans are non-contributory. Future cost-sharing changes are assumed in estimating future health care costs.

    The assumed health care cost trends significantly affect the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on UtiliCorp for 2000:

	1 Percentage-Point
In millions	Increase	Decrease
Effect on total of service and interest cost components	$.4	$(.4)
Effect on post-retirement benefit obligation	6.3	(6.8)

    Our portion of the 2000 service and interest cost components and the change in our portion of the 2000 post-retirement benefit obligation would be approximately $.2 million.

    In addition to defined benefit retirement plans and health care plans, we participate in UtiliCorp's defined contribution savings plan. Our contributions were $2.0 million and $2.2 million during the plan years ending December 1999 and 2000, respectively.

NOTE 16—NEW ACCOUNTING STANDARDS

    We analyzed the effects of adopting the rules promulgated by Statement of Accounting Standards, or "SFAS," No. 133 and its amendment by SFAS No. 138. These statements establish accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. We adopted the provisions of SFAS No. 133 and No. 138 on January 1, 2001 in accordance with the requirements provided by these statements. The impact of adopting SFAS No. 133 will not materially impact our income statement, balance sheet or statement of cash flows. All derivatives entered into by us are reflected at fair value under our current method of revenue recognition, except for our NGL hedges which under SFAS No. 133 will be considered a cash flow hedge. These cash flow hedges would decrease comprehensive income by $2.2 million if SFAS No. 133 were adopted at December 31, 2000.

NOTE 17—SUBSEQUENT EVENT

    On April 5, 2001, the Board of Directors approved the conversion of the 1,000 shares of common stock outstanding into 85,775,000 shares of Class B common stock, par value $0.01 (the recapitalization). In addition, the Company authorized a total of 1,000,000,000 shares of capital stock, of which 550,000,000 shares are Class A common stock, par value $0.01 per share, 250,000,000 shares are Class B common stock, par value $0.01 per share and 200,000,000 shares are preferred stock, par value $0.01 per share. The holders of Class A common and Class B common stock have identical rights except with respect to voting, conversion and transfer. See "Description of Our Capital Stock" appearing elsewhere in this prospectus for further discussion. All references to retained earnings, common stock, common shares outstanding, average numbers of shares outstanding and per share amounts in our combined financial statements and notes to our combined financial statements prior to the anticipated recapitalization have been restated to reflect the recapitalization on a retroactive basis. UtiliCorp also announced that it currently intends to distribute to its stockholders all of its remaining interest in us within 12 months after the completion of this Stock Offering subject to certain conditions. There can be no assurance that this distribution will be completed.

Aquila, Inc.
Summary Financial Statistics

Sales

Millions $
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
10,691
16,653
26,478
1998
1999
2000

Earnings Before Interest and Taxes

Millions $
200
180
160
140
120
100
80
60
40
20
0
47
84
194
1998
1999
2000

Net Income

Millions $
100
90
80
70
60
50
40
30
20
10
0
16
37
98
1998
1999
2000

Assets

Millions $
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,281
2,983
7,825
1998
1999
2000

16,500,000 Shares

AQUILA

Common Stock

PROSPECTUS

              , 2001

Joint Book-Running Managers

LEHMAN BROTHERS

MERRILL LYNCH & CO.

SALOMON SMITH BARNEY

CREDIT LYONNAIS SECURITIES (USA) INC.

JPMORGAN

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

Subject to Completion, dated April 18, 2001

PROSPECTUS

16,500,000 Shares

AQUILA

Common Stock

This is the initial public offering of shares of common stock of Aquila, Inc. We are offering 12,250,000 shares and UtiliCorp United Inc., our parent, is offering 4,250,000 shares. We will not receive any proceeds from the sale of common stock by UtiliCorp. 13,200,000 shares are initially being offered in the United States and Canada, and 3,300,000 shares are initially being offered outside the United States and Canada. No public market currently exists for our shares.

We currently estimate that the initial public offering price per share will be between $21.00 and $23.00. Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol "ILA."

Investing in the shares involves risks. "Risk Factors" begin on page 10.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Aquila before expenses	$	$
Proceeds to UtiliCorp before expenses	$	$

We and UtiliCorp have granted the underwriters a 30-day option to purchase up to 2,475,000 additional shares of common stock, 1,975,000 and 500,000, respectively, on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about            , 2001.

LEHMAN BROTHERS INTERNATIONAL (EUROPE)	MERRILL LYNCH INTERNATIONAL

        SALOMON SMITH BARNEY

                CREDIT LYONNAIS SECURITIES

JPMORGAN

           , 2001

ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

16,500,000 Shares

AQUILA

Common Stock

PROSPECTUS

              , 2001

Joint Book-Running Managers

LEHMAN BROTHERS

MERRILL LYNCH INTERNATIONAL

SALOMON SMITH BARNEY

CREDIT LYONNAIS SECURITIES

JPMORGAN

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

    The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee	$112,200
NASD filing fee	$30,500
NYSE listing fee	$500,000
Printing and engraving costs	$500,000	*
Accounting fees and expenses	$650,000	*
Legal fees and expenses	$2,000,000
Blue sky fees and expenses	$10,000	*
Transfer agent and registrar fees	$10,000	*
Miscellaneous	$187,300

TOTAL	$4,000,000

*
Estimate

Item 14.  Indemnification of Directors and Officers

    Aquila, Inc. is incorporated under the laws of the State of Delaware. Section 145 of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

    Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Also, Section 145 states that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

    Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

    Aquila's Restated Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law of Delaware. The underwriting agreement also provides for the indemnification of the directors and officers in certain circumstances.

    All of Aquila's directors and officers will be covered by insurance policies against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933.

    The directors and officers of Aquila will be insured by the UtiliCorp directors and officers liability insurance program until the earlier of the second anniversary of the completion of the offering or 60 days following the date on which UtiliCorp no longer owns 50% of the combined voting power of Aquila's outstanding capital stock. After that time, Aquila will effect a separate insurance program for its directors and officers and UtiliCorp will retain its current program for its directors and officers.

    The master separation agreement contains indemnification provisions under which Aquila and UtiliCorp each indemnify the other with respect to breaches by the indemnifying party of the master separation agreement or any ancillary agreements and against liabilities arising from activities taken by the indemnifying party to implement or conduct the indemnifying party's business, the separation, the initial public offering or the distribution. For this purpose Aquila is considered to have provided the information in the prospectus and registration statement about its assets and businesses.

Item 15.  Recent Sales of Unregistered Securities

    Aquila, Inc. has not sold any securities, registered or otherwise, within the past three years.

Item 16.  Exhibits

(a)
The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Document Description
1.1	Form of Underwriting Agreement.
3.1*	Form of Restated Certificate of Incorporation.
3.2*	Form of Amended Bylaws.
4.1*	Specimen Stock Certificate.
Long-term debt instruments of the Registrant in amounts not exceeding 10 percent of the total assets of the Registrant and its subsidiaries will be furnished to the Commission upon request.
5.1	Opinion of Blackwell Sanders Peper Martin LLP.
10.1*	Form of Master Separation Agreement.
10.2*	Form of Transitional Services Agreement.
10.3*	Form of Employee Matters Agreement.

10.4*	Form of Tax Matters Agreement.
10.5*	Form of Registration Rights Agreement.
10.6*	Form of Intellectual Property Cross-License and Transfer Agreement
10.7*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and Keith Stamm.
10.8*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and Dan J. Streek.
10.9*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and Edward K. Mills.
10.10*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and John A. Shealy.
10.11*	Severance Compensation Agreement dated as of March 16, 2001 by and between Aquila, Inc. and Jeffrey D. Ayers.
10.12*	Severance Compensation Agreement dated as of March 16, 2000 by and between Aquila, Inc. and Brock A. Shealy.
10.13*	Aquila, Inc. 2001 Omnibus Incentive Compensation Plan.
10.14*	Form of Aquila, Inc. 2001 Omnibus Incentive Compensation Plan Non-Qualified Stock Option Award.
21.1*	Subsidiaries of Registrant.
23.1	Consent of Arthur Andersen LLP.
23.2	Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit 5.1).
24.1*	Power of Attorney.

*
Previously filed.

    Exhibits listed above that have been filed with the Commission and that were designated as noted above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

Item 17.  Undertakings

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on April 18, 2001.

AQUILA, INC.
By:	/s/ KEITH G. STAMM*
Keith G. Stamm Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ KEITH G. STAMM* Keith G. Stamm	Chief Executive Officer and Director (Principal Executive Officer)	April 18, 2001
/s/ DAN STREEK* Dan Streek	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 18, 2001
/s/ ROBERT K. GREEN* Robert K. Green	Chairman of the Board and Director.	April 18, 2001
/s/ RICHARD C. GREEN, JR.* Richard C. Green, Jr.	Director	April 18, 2001

*
Signed by Jeffrey D. Ayers, attorney-in-fact.

INDEX TO EXHIBITS

Exhibit Number	Document Description
1.1	Form of Underwriting Agreement.
3.1*	Form of Restated Certificate of Incorporation.
3.2*	Form of Amended Bylaws.
4.1*	Specimen Stock Certificate.
Long-term debt instruments of the Registrant in amounts not exceeding 10 percent of the total assets of the Registrant and its subsidiaries will be furnished to the Commission upon request.
5.1	Opinion of Blackwell Sanders Peper Martin LLP.
10.1*	Form of Master Separation and Distribution Agreement.
10.2*	Form of Transitional Services Agreement.
10.3*	Form of Employee Matters Agreement.
10.4*	Form of Tax Matters Agreement.
10.5*	Form of Registration Rights Agreement.
10.6*	Form of Intellectual Property Cross-License and Transfer Agreement
10.7*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and Keith Stamm.
10.8*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and Dan J. Streek.
10.9*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and Edward K. Mills.
10.10*	Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila, Inc. and John A. Shealy.
10.11*	Severance Compensation Agreement dated as of March 16, 2001 by and between Aquila, Inc. and Jeffrey D. Ayers.
10.12*	Severance Compensation Agreement dated as of March 16, 2001 by and between Aquila, Inc. and Brock A. Shealy.
10.13*	Aquila, Inc. 2001 Omnibus Incentive Compensation Plan.
10.14*	Form of Aquila, Inc. 2001 Omnibus Incentive Compensation Plan Non-Qualified Stock Option Award.
21.1*	Subsidiaries of Registrant.
23.1	Consent of Arthur Andersen LLP.
23.2	Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit 5.1).
24.1*	Power of Attorney.

*
Previously filed.

QuickLinks

EXPLANATORY NOTE
TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Market Opportunities and Challenges
Our Strategy
Recent Developments
Our Relationship with UtiliCorp
The Offering
Summary Combined Financial Data
RISK FACTORS
Risks Related To Our Wholesale Services Business Segment
Risks Related to Our Capacity Services Business Segment
Risks Related To Our Businesses Generally
Risks Related To Our Separation From UtiliCorp
Risks Related To The Securities Markets and Ownership Of Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
Selected Financial Information
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
CAPACITY SERVICES ASSETS
GENERATION ASSETS
PIPELINE ASSETS
NATURAL GAS STORAGE ASSETS
MANAGEMENT
Summary Compensation Table
UtiliCorp Option Grants During Fiscal Year 2000
Aggregated UtiliCorp Options Exercised in 2000 and Year-End Option Value
2000 UtiliCorp Option Exercises and Year-End Option Values
Estimated Annual Benefits For Years Of Service Indicated
Long-Term Incentive Plan Awards in Last Fiscal Year
OUR SEPARATION FROM UTILICORP
RELATIONSHIP WITH UTILICORP AND RELATED PARTY TRANSACTIONS
AGREEMENTS BETWEEN US AND UTILICORP
FEDERAL TAX MATTERS RELATED TO OUR SEPARATION FROM UTILICORP
PRINCIPAL AND SELLING STOCKHOLDER
DESCRIPTION OF OUR CAPITAL STOCK
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
SHARES AVAILABLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY
INDEX TO FINANCIAL STATEMENTS AQUILA, INC.
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Combined Statements of Income
Combined Balance Sheets
Combined Statements of Shareholder’s Equity
Combined Statements of Comprehensive Income
Combined Statements of Cash Flows
Notes to the Combined Financial Statements
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Signatures
INDEX TO EXHIBITS